Exhibit 99.1

October 2, 2014

FILED BY SEDAR

Ontario Securities Commission (Principal Regulator)
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division, Department of
  Government Services and Land
Prince Edward Island Securities Commission
Autorité des marches financiers

Dear Sirs/Mesdames:

RE:         Yamana Gold Inc. (“Company”)

The enclosed technical report entitled “Technical Report on the Chapada Mine, Brazil”, dated July 31, 2014, is being filed by the Company on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to National Instrument 43-101.  The report is not filed as a result of a requirement of National Instrument 43-101.

Yours truly,
Yamana Gold Inc.

“Sofia Tsakos”

Sofia Tsakos
Senior Vice President, General Counsel
and Corporate Secretary

Yamana Gold Inc.  Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON, Canada  M5J 2J3
Tel: (416) 815-0220 Fax: (416) 815-0021  www.yamana.com

Rock Solid resources.
Proven advice.TM

YAMANA GOLD INC.

TECHNICAL REPORT ON THE CHAPADA MINE, BRAZIL

NI 43-101 Report

Qualified Persons:

Robert L. Michaud, P.Eng.

Wayne W. Valliant, P.Geo.

July 31, 2014

RPA Inc. 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T + 1 (416) 947 0907 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Chapada Mine, Brazil

Client Name & Address	Yamana Gold Inc. 411-4 andar — conjunto 43/44 CEP 04551-0660 — São Paulo SP - Brazil

Document Reference	Project #2177	Status & Issue No.	FINAL	0

Issue Date	July 31, 2014

Lead Authors	Wayne Valliant	(Signed)
Robert Michaud	(Signed)

Peer Review	Chester Moore	(Signed)

Project Manager Approval	Wayne Valliant	(Signed)

Project Director Approval	Graham Clow	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON  M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-5
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local Geology	7-5
Property Geology	7-11
Mineralization	7-18
8 DEPOSIT TYPES	8-1
9 EXPLORATION	9-1
10 DRILLING	10-1
11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sample Preparation	11-1
Quality Assurance and Quality Control	11-6
12 DATA VERIFICATION	12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Chapada Deposit	13-1
Corpo Sul	13-6
Suruca	13-6
Process Design Criteria	13-9
14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Database	14-2
Geological interpretation	14-5
Raw Assays	14-11
Compositing and Exploratory Data Analysis	14-12
Outlier Treatment	14-13
Density	14-15
Variography	14-15
Block Model	14-21

Yamana Gold Inc. — Chapada Mine, Project #2177

Technical Report NI 43-101 — July 31, 2014

i

Grade Interpolation	14-21
Block Model Validation	14-23
Cut-off Grade and Whittle Shell	14-27
Classification	14-30
Mineral Resources	14-31
15 MINERAL RESERVE ESTIMATE	15-1
Summary	15-1
Dilution	15-3
Extraction	15-3
Cut-off Grade	15-3
Reconciliation	15-5
16 MINING METHODS	16-1
Summary of Mining Operations	16-1
Ground Conditions/Slope Stability	16-2
Mine Design	16-5
Life of Mine Plan	16-6
Waste Rock	16-9
Mine Equipment	16-9
Manpower	16-11
Mine Infrastructure	16-11
17 RECOVERY METHODS	17-1
Sulphide Ore	17-1
Oxide Ore	17-3
18 PROJECT INFRASTRUCTURE	18-1
19 MARKET STUDIES AND CONTRACTS	19-1
Markets and Contracts	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Project Permitting and Environmental Status	20-1
Social or Community Requirements	20-2
Mine Closure	20-3
21 CAPITAL AND OPERATING COSTS	21-1
Operating Costs	21-2
Manpower	21-2
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
26 RECOMMENDATIONS	26-1
27 REFERENCES	27-1
28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	28-1

LIST OF TABLES

PAGE
Table 1-1	Mineral Resources - May 31, 2014	1-7
Table 1-2	Mineral Reserves - May 31, 2014	1-8
Table 1-3	Total Operating Cost	1-11
Table 4-1	Mineral Claims	4-4
Table 6-1	Historical Ownership and Exploration Activities	6-1
Table 6-2	Historical Chapada Drill Holes by Company	6-2
Table 6-3	Historical Chapada Drill Holes by Series	6-3
Table 7-1	Events and Structural Features of Brasiliano Deformation in the Mine Area	7-7
Table 10-1	Yamana Chapada Drill Holes	10-1
Table 10-2	Historical Suruca Drill Holes	10-2
Table 10-3	Yamana Suruca Drill Intercepts of Interest	10-2
Table 10-4	Yamana Suruca Drill Holes	10-3
Table 11-1	Specific Gravity to Density Conversion Factors	11-3
Table 11-2	Density Log Database Example	11-3
Table 11-3	Analytical Procedures	11-5
Table 13-1	Lakefield Projected Metallurgy	13-3
Table 13-2	Suruca Ore Characteristics	13-7
Table 13-3	Oxide Process Design Criteria — Heap Leach Operation	13-10
Table 14-1	Mineral Resources - May 31, 2014	14-2
Table 14-2	Description of Chapada and Suruca Database	14-3
Table 14-3	Summarized Raw Statistics	14-11
Table 14-4	Summarized Composite Statistics	14-12
Table 14-5	Chapada and Suruca Capping	14-13
Table 14-6	Bulk Density	14-15
Table 14-7	Variogram Parameters Chapada - Gold	14-16
Table 14-8	Variogram Parameters Chapada - Copper	14-17
Table 14-9	Variogram Parameters Corpo Sul - Gold	14-18
Table 14-10	Variogram Parameters Corpo Sul - Copper	14-19
Table 14-11	Variogram Parameters Suruca	14-20
Table 14-12	Yamana Chapada and Suruca Block Model Definitions	14-21
Table 14-13	Suruca Interpolation Parameters	14-22
Table 14-14	NSR Parameters	14-27
Table 14-15	Mineral Resources - May 31, 2014	14-30
Table 15-1	Mineral Reserves - May 31, 2014	15-2
Table 15-2	NSR Parameters	15-3
Table 16-1	Past Production	16-1
Table 16-2	Pit Design Parameters	16-5
Table 16-3	Mine Production Schedule	16-8
Table 16-4	Mine Equipment Fleet	16-9
Table 16-5	Mine Equipment Fleet Replacement Schedule	16-12
Table 21-1	Total Operating Cost	21-2
Table 21-2	Manpower	21-3

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-7
Figure 4-2	Claim Map	4-8
Figure 4-3	Surface Ownership	4-9
Figure 7-1	Regional Geology	7-3
Figure 7-2	Geological Map of the Chapada Region	7-4
Figure 7-3	Local Geology	7-8
Figure 7-4	Typical Stratigraphical Sequence of the Chapada Deposit	7-9
Figure 7-5	Sketch of the Structural Geology in the Chapada Region	7-10
Figure 8-1	Chapada Mineralization System	8-2
Figure 8-2	Chapada Cu-Au Porphyry System	8-4
Figure 10-1	Drill Collar Location	10-4
Figure 11-1	Yamana Re-sampling of Suruca Core Results	11-6
Figure 11-2	Blank CRM For Gold	11-8
Figure 11-3	Accuracy Results for Copper	11-10
Figure 11-4	Precision Results for Gold	11-10
Figure 11-5	Scatter Plot - Field Duplicates Analyzed for Copper	11-12
Figure 11-6	Relative Difference (Thompson-Howarth) Plot - Field Duplicates Analyzed for Gold	11-13
Figure 14-1	Drill Location Map	14-4
Figure 14-2	Isometric View Showing Vertical Section Polylines for Chapada	14-6
Figure 14-3	Typical Vertical Section for Chapada	14-7
Figure 14-4	Typical Vertical Section Through Chapada Showing the 0.15% CuEq Grade Shell	14-8
Figure 14-5	Typical Vertical Section Through Suruca	14-9
Figure 14-6	Vertical Section Through Chapada As-Mined Topography and Optimized Resource Pit	14-10
Figure 14-7	Blocks Versus Drill Hole Grades Chapada	14-24
Figure 14-8	Swath Plot of OK Versus NN Block Models, Rock Type — ANX, Chapada	14-25
Figure 14-9	Cross-Validation of The Chapada, Cu ANX, Resource Estimation Parameters	14-26
Figure 14-10	RSE 90th Confidence Interval at Different Drill Spacing	14-29
Figure 16-1	Chapada Slope Design Recommendations	16-3
Figure 16-2	Corpo Sul Slope Design Recommendations	16-4
Figure 17-1	Chapada Treatment Plant — Existing Process Flow Sheet	17-9
Figure 17-2	Suruca Oxide Process Flow Sheet	17-10
Figure 17-3	Chapada Treatment Plant — Modified Flow Sheet	17-11
Figure 18-1	General Layout	18-2

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to prepare an independent Technical Report on the Chapada Copper-Gold Mine (the Project), located in Goiás State, Brazil.  The purpose of this report is to update the Mineral Reserves based on a revision of the Life of Mine Plan and depletion due to production since the last disclosure.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).  RPA visited the property on January 14-16, 2013.

Yamana holds 100% of Chapada Mine through its 100% owned subsidiary of Mineração Maracá Indústria e Comércio S/A (Mineração Maracá).  The Chapada Mine includes the Chapada copper-gold deposit, sub-divided into the Chapada Corpo Principal and Corpo Sul deposits, and the Suruca gold deposit.  Suruca is located six kilometres northeast of Chapada deposit. Production commenced at Chapada Corpo Principal in 2007.

Yamana is a Canadian-based gold producer with production, development, and exploration properties, and land positions in Brazil, Argentina, Chile, and Mexico.  Yamana is listed on the Toronto Stock Exchange (YRI-TSX) and the New York Stock Exchange (AUY-NYSE).  Yamana’s portfolio also includes seven (open pit and underground) mines in South America which produced 1.03 million ounces of gold, 8.4 million ounces of silver, and 130.2 million pounds of copper in 2013.  Yamana also has four advanced development projects.

CONCLUSIONS

Based on a site visit and review of the available documentation, RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCES

•                  The mineralization at Chapada is interpreted as porphyry and epithermal systems.

•                  The procedures for drilling, sampling, sample preparation, and analysis are appropriate for estimation of Mineral Resources.

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•                  Mineral Resources were estimated to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions).

•                  RPA reviewed the following items and finds the estimation methods and classification criteria adopted by Yamana to be reasonable and sufficient to support Mineral Resource disclosure:

•                  The resource database

•                  The geological interpretations

•                  Exploratory data analysis

•                  Composites and compositing strategy

•                  Capping grades applied

•                  Bulk density

•                  Variography

•                  Block model parameters

•                  Interpolation Strategy

•                  Classification criteria determination and designation

•                  Mineral Resources for Chapada and Suruca have been reported separately as they are different deposits with different commodities and will be mined and processed as separate operations.

•                  Mineral Resources are exclusive of Mineral Reserves.

•                  Effective May 31, 2014, the Chapada Mine Measured and Indicated Mineral Resources are estimated at 173.6 million tonnes, grading 0.15 g/t Au and 0.23% Cu, containing 829,000 ounces of gold and 874 million pounds of copper.

•                  The Chapada Mine Inferred Mineral Resources are estimated at 127.7 million tonnes, grading 0.13 g/t Au and 0.26% Cu containing 526,000 ounces of gold and 731 million pounds of copper.

•                  Effective May 31, 2014, the Suruca Project Indicated Mineral Resources are estimated at 82.2 million tonnes, grading 0.48 g/t Au, containing 1.28 million ounces of Au and the Inferred Mineral Resources are 27.6 million tonnes grading 0.44 g/t Au containing 386,000 ounces of gold.  There are no Measured Mineral Resources at Suruca.

MINERAL RESERVES AND MINING

•                  The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM definitions.

•                  Mineral Reserves for Chapada and Suruca have been reported separately as they are different deposits with different commodities and will be mined and processed as separate operations.

•                  The Chapada Proven and Probable Reserves, including existing stockpiles scheduled for processing, effective May 31, 2014, are estimated to be 413 million tonnes grading 0.21 g/t Au and 0.28% Cu containing 2.7 million ounces of gold and 2,586 million pounds of copper.

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•                  The Suruca Probable Reserves, effective May 31, 2014, are estimated to be 59 million tonnes grading 0.55 g/t Au containing 1.0 million ounces of gold.

•                  Recovery and cost estimates are based on actual operating data and engineering estimates.

•                  Economic analysis of the Life of Mine (LOM) plan generates a positive cash flow and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves.  In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

•                  Reconciliation of the ore mined in 2013 from the Mineral Reserve block model to the plant feed substantiates the reserve estimate at Chapada Corpo Principal.

PROCESSING

•                  The existing treatment plant is designed to treat sulphide ore at a nominal rate of 22 Mtpa (60,000 tpd).  Since operations began in 2007, ore production has continually increased from 13.5 million tonnes in 2007 to 21.3 million tonnes in 2013.  The past three years (2011, 2012, and 2013) have averaged 21.2 Mtpa ore production.

•                  The aim of the flotation circuit is to recover over 85% of the copper and 59% of the gold from the plant feed (ore production) into a copper and gold concentrate.  The expected concentrate grade is approximately 26.0% Cu and 15 g/t Au.  This compares to results from Feasibility study testwork that indicated that copper recovery of over 88% was possible to a 28% copper concentrate grade along with 55% gold recovery.  Process recoveries for copper and gold have averaged approximately 80% and 59% respectively from June 2013 to May 2014 inclusive.

•                  Five ore types are identified within the Chapada deposit: SRT, QSRT, GNS, BTO, and ANX.  Flotation testing in the Feasibility Study (2004) indicated that the highest copper and gold recoveries can be obtained from SRT, QSRT, GNS, and BTO at a similar grind range of P80 within the 0.21 mm to 0.25 mm range, while ANX requires a finer grind size of P80 equal to 0.15 mm for highest recoveries.  Recent testwork performed in 2013 for the Regrind Project Feasibility Study indicated that even for the GNS, SRT, and BTO ore types ground at P80 equal to 0.16 mm, there is an improvement in the copper and gold recoveries.  The new regrind circuit with additional flotation cells is scheduled to be implemented in 2015 and 2016, targeting to increase copper and gold recoveries by 7% and 5% respectively.

INFRASTRUCTURE

•                  The necessary infrastructure is in place to continue the Chapada operation.  Some equipment will require replacement in the future to sustain the operation and equipment replacement is provided for in the LOM plan and budgets.

ECONOMIC ANALYSIS

•                  RPA notes that Yamana is a producing issuer, the Chapada Mine is currently in production, and a material expansion is not being planned.  RPA has carried out an economic analysis of the Chapada Mine and Suruca Project using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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RECOMMENDATIONS

Based on the site visit and subsequent review of the available documentation, RPA has the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•                  Composite to one metre or two metre lengths at Suruca, given that the dominant sampling length at the Project is one metre.

•                  Investigate the sub-division of the distribution into “inside” and “outside” with respect to the grade shells only and located within similar areas and/or with similar orientations.

•                  Cap assays as opposed to composites.

•                  Consider a larger block size.

•                  At Chapada, either increase the minimum number of samples per estimate or decrease the maximum number of samples per hole so that more than one hole is required to support a block estimate.

•                  Investigate the removal of hard boundaries within the grade shells and possibly a single variogram and set of estimation parameters for block estimates within the grade shell as opposed to multiple “ore” rock types.

•                  Revise the methodology for classification criteria determination, either to reflect the correct Relative Standard Error (RSE) versus drill spacing relationship or to adopt an alternative classification criteria.

MINERAL RESERVES AND MINING

•                  Review opportunity for simplifying the mine equipment fleet by reducing the number of different equipment sizes and manufacturers on site completing the same task.

•                  Complete a trade-off study for in-pit electrification of mine equipment.

PROCESSING

•                  Investigate reasons for lower copper recovery and lower concentrate grade of current operations versus flotation circuit targets and feasibility testwork results.

•                  Review ANX ore type definition within the resource model and ability to dispatch ore separately from other ore types to the treatment plant.

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TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

Chapada Mine is located in northern Goiás State, approximately 320 km north of the state capital of Goiania and 270 km northwest of the national capital of Brasilia.  The Chapada deposit is situated at latitude 14° 14' S, longitude 49° 22' W.  Corpo Sul is situated at the southwest extremity of the Chapada deposit. Suruca is located six kilometres northeast of Chapada Mine.

LAND TENURE

Chapada Mine is divided into sixteen claims covering 18,921.37 ha held in the name of Mineração Maracá, a 100% owned subsidiary of Yamana.

HISTORY

Chapada was discovered in 1973 by INCO during a regional program of stream sediment sampling.  Follow-up work by INCO was conducted in 1974 and 1975 including detailed stream sediment surveys, soil geochemistry, geophysics, trenching, and broadly spaced drilling.

There are few outcrops in the mine area due to laterite-saprolite cover.  Consequently, deposit definition required extensive diamond drill exploration.  Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma, Eluma- Noranda, Santa Elina, and Santa Elina-Echo Bay.

Yamana purchased the Project in 2003 and began production in 2007.

GEOLOGY AND MINERALIZATION

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation.

The Chapada, Suruca, and Corpo Sul deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence.  The Eastern Belt in the vicinity of the Mine comprises

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a thick package of amphibolites succeeded by volcanic and volcanoclastic rocks overlying metasedimentary rocks.

The copper-gold deposit at Chapada comprises products of hydrothermal alteration of the copper-gold porphyry system.  Alteration styles include biotitization, sericitization, argillitization, and propylitization.

The mine area is covered by a 30 m thick lateritic profile.

EXPLORATION STATUS

Yamana’s exploration at Chapada mainly consisted of drilling, with a total of 344 holes for 73,891 m completed to date.  This included drilling in the Chapada Corpo Principal deposit with the objective of delineating an Inferred Resource, condemnation drilling to sterilize the location of waste dumps, and infill drilling in Corpo Sul to upgrade Indicated to Measured Resources and Inferred to Indicated Resources.

At Suruca, Yamana’s exploration team carried out geological mapping based on a new exploration model which focused on the discovery of hydrothermal halos and structures.  In 2009, Yamana carried out geophysical surveys (Induced Polarization and magnetics) and drilling.  The 2010 drilling program focused on delineation of the Suruca deposit followed by infill drilling at 200 m by 200 m and 100 m by 100 m spacing.  To date, Yamana has drilled 186 holes for 37,899.16 m at Suruca.

MINERAL RESOURCES

RPA has reviewed the updated Mineral Resource estimates for the Chapada (Chapada Corpo Principal, Corpo Sul) and Suruca deposits, carried out by Yamana personnel, effective December 31, 2013.  No production has taken place from mineralization in the Mineral Resources during the period January 1 to May 31, 2014 inclusive.  The Mineral Resource estimate is based on open pit mining scenarios, and Chapada Corpo Principal and Corpo Sul Mineral Resources are constrained by Whittle optimized pits which are based on a copper and gold net smelter return (NSR) cut-off value.

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Mineral Resources for Chapada and Suruca have been reported separately as they are different deposits with different commodities and will be mined and processed as separate operations.

A summary of the Mineral Resources at Chapada and Suruca, dated May 31, 2014, is presented in Table 1-1.

TABLE 1-1   MINERAL RESOURCES - MAY 31, 2014

Yamana Gold Inc. - Chapada Mine

	Tonnes	Au		Cu
Category	(000)	(g/t)	(000 oz)	(%)	(Mlb)
CHAPADA
Measured	22,636	0.21	155	0.17	84
Indicated	150,968	0.14	673	0.24	790
Measured + Indicated	173,604	0.15	829	0.23	874

Inferred	127,683	0.13	526	0.26	731

SURUCA
Measured	—	—	—	—	—
Indicated	82,161	0.48	1,276	—	—
Measured + Indicated	82,161	0.48	1,276	—	—

Inferred	27,553	0.44	386	—	—

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources for Chapada and Suruca have been reported separately as they are different deposits with different commodities.

3.              For Chapada Corpo Principal and Corpo Sul, Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au for Oxide and a variable NSR cut-off for Sulphide depending on the haulage distance.  The average NSR cut-off value is $4.86/t.

4.              For Suruca, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and 0.3 g/t for Sulphide.

5.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce and a long-term copper price of US$3.50 per pound.

6.              Mineral Resources at Chapada Corpo Principal and Corpo Sul are constrained by an optimized pit and the December 2013 topographic surface.

7.              Mineral Resources are exclusive of Mineral Reserves.

8.              Numbers may not add due to rounding.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the current Mineral Resource estimate.

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MINERAL RESERVES

The Mineral Reserves for the Chapada Mine and Suruca Mines, based on the Mineral Reserves previously reported effective December 31, 2013 and depleted based on production from January 1 to May 31, 2014, inclusive, are summarized in Table 1-2.

TABLE 1-2   MINERAL RESERVES - MAY 31, 2014

Yamana Gold Inc.  - Chapada Mine

	Tonnes	Au		Cu
Category	(000)	(g/t)	(000 oz)	(%)	(Mlb)
CHAPADA
Proven December 31, 2013	167,243	0.22	1,157	0.28	1,024
Probable December 31, 2013	253,700	0.20	1,643	0.29	1,625
Proven + Probable Dec 31, 2013	420,943	0.21	2,801	0.29	2,649

Production Jan-May 2014	8,125	0.25	65	0.35	63

Proven + Probable May 31, 2014	412,818	0.21	2,736	0.28	2,586

SURUCA
Proven	—	—	—	—	—
Probable	58,900	0.55	1,032	—	—
Proven + Probable	58,900	0.55	1,032	—	—

Notes:

1.              CIM definitions were followed for Mineral Reserves.

2.              Mineral Reserves for Chapada and Suruca have been reported separately as they are different deposits with different commodities.

3.              Mineral Reserves are estimated at a variable cut-off NSR value depending on haulage distance.  The average NSR cut-off value is $4.86/t.

4.              Chapada Corpo Principal and Corpo Sul Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a long-term copper price of $2.80 per pound.

5.              Suruca Mineral Reserves are based on a gold price of US$900 resulting in an oxide cut-off grade of 0.2 g/t Au and a sulphide cut-off grade of 0.3 g/t Au.

6.              Bulk density is 2.74-2.88 t/m3 for rock, 1.49-1.85 t/m3 for oxides, 2.12-2.35 t/m3 for mixed.

7.              Numbers may not add due to rounding.

MINING METHOD

The Chapada Mine is a traditional open pit truck/shovel operation that has been in continuous operation since 2007.  The production rate is approximately 22.1 Mtpa including feed to the process plant and low grade ore stockpiled for later processing.  The waste to ore stripping ratio over the LOM is approximately 1.0.

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The Chapada Corpo Principal open pit, which is currently being mined, has ultimate design dimensions of approximately 4.5 km along strike, up to 1.2 km wide, and 200 m deep.  The processing plant is located at the northwest end of the pit rim.  The tailings storage facility is located to the northwest of the open pit, with the pond as close as 0.5 km to the pit rim and the tailings dam being up to five kilometres away to the northwest.

The LOM plan includes two other open pit mining areas to be developed on the property.  These are the Corpo Sul and Suruca deposits.

MINERAL PROCESSING

The existing Chapada Mine processing plant is designed to treat sulphide ore at a nominal rate of 60,000 tpd.  The process recoveries for copper and gold averaged approximately 80% and 59% respectively from June 2013 to May 2014 inclusive.

The processing plant at Chapada currently incorporates a conventional flotation process including the following elements:

•                  Primary crushing

•                  Semi autogenous grinding (SAG)

•                  Secondary grinding (Ball Mill)

•                  Flotation

•                  Thickening

•                  Filtration

•                  Tailings disposal

Heap leaching will be introduced to process oxide mineralization from the Suruca deposit, while sulphide ore from Suruca will be processed in the existing plant.

PROJECT INFRASTRUCTURE

Chapada has all required infrastructure necessary for a mining complex including:

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility with additional capacity for two years with plans for further expansion.

•                  Electric power from the national grid.

•                  Haulage roads from the mines to the plant.

•                  Stockpile areas.

•                  Maintenance facilities.

•                  Administrative office facilities.

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•                  Core storage and exploration offices.

•                  Access road network connecting the mine infrastructure to the town site and to public roads.

MARKET STUDIES

The product of the Chapada concentrator is a copper concentrate that is readily marketable on world markets.

Gold is recovered from the concentrate during the refining stage of the processing.  Gold is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  Prices are usually quoted in US dollars per troy ounce.

ENVIRONMENTAL, PERMITTING, AND SOCIAL CONSIDERATIONS

Yamana has all the environmental permits required to operate the Chapada mine and process plant.  Additional permits are occasionally required for expansion or construction projects.

Mine closure will include total demobilization and decommissioning of all equipment and installations.  The tailings area, waste storage piles, and other affected areas will require re-vegetation.  The closure plan is revised every three years or if there is a material change in mining activities.

Yamana is very active in engaging the local community with a series of cultural, social, and economic programs.

CAPITAL AND OPERATING COST ESTIMATES

LOM capital costs are for capital projects, primarily Suruca and Corpo Sul development, Chapada in-pit crusher and regrind circuit, and sustaining capital, which includes closure costs.  Capital costs are in 1st Quarter 2014 US dollars.  LOM capital costs for Chapada are approximately $200 million and sustaining costs are approximately $373 million.  An additional $12 million is allocated as exploration to support the expansion of Mineral Resources and Mineral Reserves.  Exclusions from the capital and sustaining cost estimate include, but are not limited to, the following:

•                  Project financing and interest charges

1-10

•                  Working capital

•                  Escalation during construction

The 2014 and LOM operating costs are summarized in Table 1-3.

TABLE 1-3   TOTAL OPERATING COST

Yamana Gold Inc. — Chapada Mine

	2014	LOM
Cost	$/t Processed	$/t Processed
Mining	5.32	4.32
Processing	3.68	3.83
Concentrate Refining/Transport	1.32	1.05
G&A	0.38	0.34
Other	0.07	0.05
Total	10.77	9.59

Notes:

1.              Excludes allowance for adjustment for stockpiles.

2.              Numbers may not add due to rounding.

1-11

2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to prepare an independent Technical Report on the Chapada Copper-Gold Mine (the Project), located in Goiás State, Brazil.  The purpose of this report is to update the Mineral Reserves based on a revision of the Life of Mine Plan and depletion due to production since the last disclosure.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the property on January 14-16, 2013.

Yamana holds 100% of the Chapada Mine through its 100% owned subsidiary of Mineração Maracá Indústria e Comércio S/A (Mineração Maracá).  The Chapada Mine includes the Chapada copper-gold deposit, sub-divided into the Chapada Corpo Principal and Corpo Sul deposits, and the Suruca gold deposit.  Suruca is located six kilometres northeast of Chapada deposit. Production at the Chapada Corpo Principal deposit commenced in 2007.  The Corpo Sul deposit is scheduled to start production in the third quarter of 2014 and Suruca is scheduled to start production in the fourth quarter of 2016.

Yamana is a Canadian-based gold producer with production, development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, and Colombia.  Yamana is listed on the Toronto Stock Exchange (YRI-TSX) and the New York Stock Exchange (AUY-NYSE).  Yamana’s portfolio also includes seven open pit and underground mines in South America which produced 1.03 million ounces of gold, 8.4 million ounces of silver, and 130.2 million pounds of copper in 2013.  Yamana also has four advanced development projects.

RPA completed a previous Technical Report on the Project dated March 7, 2014 (Michaud and Valliant, 2014).

SOURCES OF INFORMATION

Site visits were carried out by the following RPA personnel:

•                  Wayne Valliant, P.Geo., Principal Geologist.

•                  Elizabeth McMonnies, P.Geo., Senior Geologist.

•                  Robert Michaud, P.Eng., Associate Principal Engineer.

2-1

Discussions were held with personnel from Yamana including:

•                  Carlos Eduardo Paraizo Borges, General Manager

•                  Emerson Ricardo Re, Resource Manager

•                  Talita Cristina de O.Ferreira, Geologist-Operations.

•                  Geraldo Henrique Richard Xavier, Manager, Mine Planning

•                  Rodrigo Augusto Nunes, Long Term Mine Planning Engineer

Mr. Valliant prepared Sections 2 through 12, 14, and 23, and contributed to Sections 1, 25, and 26.  Mr. Robert Michaud, P.Eng., Associate Principal Engineer, RPA, prepared Sections 13, 15 through 22, 24, and contributed to Sections 1, 25, and 26.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system.  All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	μ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year

2-2

Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

2-3

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Yamana Gold Inc. (Yamana).  The information, conclusions, opinions, and estimates contained herein are based on:

•                  Information available to RPA at the time of preparation of this report;

•                  Assumptions, conditions, and qualifications as set forth in this report; and

•                  Data, reports, and other information supplied by Yamana and other third party sources.

The Brazilian government department responsible for mining land, Departamento Nacional de Produção Mineral (DNPM), maintains an internet-based system for accessing information on exploration concessions granted in Brazil.  Yamana has a computerized claim management system that monitors this site regularly and updates claim data as required.  For the purpose of this report, RPA has relied on ownership information provided by Yamana.  RPA has not researched property title or mineral rights for the Chapada Mine and expresses no opinion as to the ownership status of the property.

RPA has relied on Yamana for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Chapada Mine.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

3-1

4 PROPERTY DESCRIPTION AND LOCATION

The Chapada Mine is located in northern Goiás State, approximately 320 km north of the state capital of Goiania and 270 km northwest of the national capital of Brasilia.  It is situated at latitude 14° 14′ S, longitude 49° 22′ W (Figure 4-1).

The Suruca deposit is located six kilometres northeast of Chapada Mine at approximately latitude 14° 11′ S, longitude 49° 20′ W.  Corpo Sul is situated at the southwest extremity of the Chapada deposit.

The Suruca small miner’s (garimpeiros) historic workings are located approximately three kilometres east of Alto Horizonte.  It is characterized by an elongated excavation, 600 m long N30oE within an average width of 50 m and depth of 10 m depth (locally up to 18 m).  Garimpeiros who worked at Suruca in the 1980s estimated that approximately 200 kg of gold was mined.

MINERAL TENURE

The Chapada Mine is divided into 16 claims covering 18,921.37 ha (Figure 4-2 and Table 4-1).  The claims are held in the name of Mineração Maracá Indústria e Comércio S/A (Mineração Maracá), a 100% owned subsidiary of Yamana.  The Suruca deposit is located on claim numbers 860.708/2009 and 860.595/2009 (Exploration Licence), totalling 845.75 ha.  The Chapada and Corpo Sul deposits are located on claim numbers 808.931/1994 and 808.923/1974 (Mining Licences) encompassing 3,572 ha.

In Brazil, property boundaries are filed electronically with the Departamento Nacional de Produção Mineral (DNPM), rather than physically staked in the field.  The Chapada Mine claims incorporate Exploration and Mining Licences, as described below.

PROSPECTING LICENCE

A Prospecting Licence entitles the holder to explore for minerals in the area of the licence, but not to conduct commercial mining.  A Prospecting Licence may remain in force for up to five years.  The holder may apply for a renewal of the Prospecting Licence, which is subject to approval by the DNPM.  The period of renewal may be up to a further five years.

4-1

EXPLORATION LICENCE

An Exploration Licence entitles a holder to explore for minerals in the area of the licence, but not to conduct commercial mining.  The maximum area of an Exploration Licence is 2,000 ha outside of the Amazonia region and 10,000 ha within the Amazonia region (Amazonas, Para, Mato Grosso, Amapá, Rondônia, Roraima, and Tocantins States).  An Exploration Licence remains in force for a maximum period of three years and can be extended by no more than a further three year period.  Any extension is at the DNPM’s discretion and will require full compliance with the conditions stipulated by the Mining Code, which must be outlined in a report to the DNPM applying for the extension of the Licence.

Once all legal and regulatory requirements have been met, exploration authorization is granted under an Exploration Licence, granting its holder all rights and obligations relating to public authorities and third parties.  An Exploration Licence is granted subject to conditions regulating the conduct of activities, which includes the obligation to commence exploration work no later than 60 days after the Exploration Licence has been published in the Federal Official Gazette and not to interrupt it without due reason for more than three consecutive months or 120 non-consecutive days.  Exploration work on the licence should be completed under the responsibility of a geologist or mining engineer, legally qualified in Brazil.  The DNPM should be informed of the occurrence of any other mineral substance not included in the exploration permit and of the start or resumption of the exploration work and any possible interruption.

If the holder of an Exploration Licence proves the existence of a commercial mineral deposit on the granted Exploration Licence, the DNPM cannot refuse the grant of a Mining Licence with respect to that particular tenement if the Licence holder has undertaken the following:

•                  An exploration study to prove the existence of a mineral deposit.

•                  A feasibility study on the commercial viability of the mineral deposit.

•                  The granting of an Environmental Licence to mine on the particular tenement.

MINING LICENCE

A Mining Licence entitles the holder to work, mine, and take minerals from the mining lease subject to obtaining certain approvals.  Mining rights can be denied in very occasional circumstances, where a public authority considers that a subsequent public interest exceeds that of the utility of mineral exploration, in which case the Federal Government must compensate the mining concession holder.

4-2

A Brazilian Mining Licence covers a maximum area ranging from 2,000 ha to 10,000 ha, depending on the geographical area as detailed above, and remains in force indefinitely.  The holder must report annually on the status and condition of the mine.

As with other mining tenements, a Mining Licence is granted subject to conditions regulating activities.  Standard conditions regulating activities include:

•                  The area intended for mining must lie within the boundary of the exploration area.

•                  Work described in the mining plan must be commenced no later than six months from the date of official publication of the grant of the Mining Licence, except in the event of a force majeure.

•                  Mining activity must not cease for more than six consecutive months once the operation has begun, except where there is proof of force majeure.

•                  The holder must develop the deposit according to the mining plan approved by the DNPM.

•                  The holder must undertake the mining activity according to environmental protection standards detailed in an Environmental Licence obtained by the holder.

•                  The holder must pay the landowner’s share of mining proceeds according to values and conditions of payments set forth by law, which is a minimum of 50% of CFEM (see below), but it is usually agreed to be higher under a contract between the holder of the Mining Licence and the landowner.

•                  The holder must pay financial compensation to states and local authorities for exploring mineral resources by way of a Federal royalty, the Financial Compensation for the Exploitation of Mineral Resources (CFEM), which is a maximum of 3% of revenue, but varies from state to state.

An application for a Mining Licence is granted solely and exclusively to individual firms or companies incorporated under Brazilian law, which will have a head office, management and administration in Brazil, and are authorized to operate as a mining company.

4-3

TABLE 4-1   MINERAL CLAIMS

Yamana Gold Inc. — Chapada Mine

DNPM Process No.	City State	Area (ha)	Permit No.	Granted (DOU)	Renewal Application	Renewal Approval	New Renewal Application	Final Report Approval	Application for Mining Concession	Mining Licence No.	Date of Mining Licence (DOU)	Licence Type
808.923/1974	Alto Horizonte	3,000.00	316	8/3/1976	23/6/1976	1/8/1978	-	30/7/1979	18/10/1979	2394	11/12/1979	Mining
860.931/1994	Alto Horizonte	571.78	1510	29/7/1987	-	-	-	27/7/2000	17/10/2001	351	26/10/2009	Mining
860.158/1994	Alto Horizonte	967.70	9370	10/10/2006	6/8/2009 (3 years)	19/11/2009	-	-	-	-	-	Exploration
860.273/2003	Alto Horizonte	978.91	2620	23/4/2003	-	-	-	-	-	-	-	Exploration
860.239/2007	Alto Horizonte	1,917.31	3016	23/4/2007	-	-	-	-	-	-	-	Exploration
861.854/2007	Alto Horizonte	1,405.96	3702	13/15/2008	-	-	-	-	-	-	-	Exploration
860.240/2007	Alto Horizonte	1,528.98	3742	9/5/2007	4/3/2010 (3 years)	29/6/2010	-	-	-	-	-	Exploration
860.255/2007	Alto Horizonte	1,974.16	3018	23/4/2007	19/2/2010 (3 years)	-	19/2/2010	-	-	-	-	Exploration
861.093/2009	Alto Horizonte	400.00	11193	16/9/2009	-	-	-	-	-	-	-	Exploration
860.595/2009	Alto Horizonte	516.25	7686	14/7/2009	-	-	-	-	-	-	-	Exploration (Suruca)
860.708/2009	Alto Horizonte	329.50	7687	14/7/2009	-	-	-	-	-	-	-	Exploration
861.074/2009	Alto Horizonte	1,959.50	11186	16/9/2009	-	-	-	-	-	-	-	Exploration
861.075/2009	Alto Horizonte	631.97	11187	16/9/2009	-	-	-	-	-	-	-	Exploration
860.177/2009	Alto Horizonte	999.23	13795	30/11/2009	-	-	-	-	-	-	-	Exploration
861.078/2009	Alto Horizonte	1,740.12	11188	16/9/2009	-	-	-	-	-	-	-	Exploration (Suruca)
861.088/2004	Alto Horizonte	1,998.29	329	11/1/2005	6/11/2007 (3 years)	9/7/2008	-	-	-	-	-	Exploration

4-4

SURFACE TENURE

Yamana (via Mineração Maracá) holds all of the surface rights in the area of the Chapada Mine, which incorporates all of the proposed locations of buildings, fixed installations, waste dumps, and tailing disposal in the current mine plan (Figure 4-3).  Yamana is of the opinion that it can acquire the right to dispose of waste rock and tailings on additional surface property, if and when required.  The land ownership is registered with the Registrar of Real Estate in Mara Rosa, Goiás.

Chapada Mine is not subject to any rights, agreements, or encumbrances which could adversely affect the value of the property or Yamana’s ownership interest.

ENVIRONMENTAL CONSIDERATIONS

CHAPADA DEPOSIT

A substantial amount of environmental study, analysis, and regulatory review has been made for the Chapada deposit, including the November 1996 Geomina Consultants Environmental Impact Study (EIA).  The EIA Report was used for public comment and to support the permit applications.  Yamana obtained the three environmental permits required for mine operations at the Chapada deposit as follows:

•                  The first environmental licence (LP) was issued in December 1999.

•                  The construction licence (LI) was issued in April 2001 and was renewed in April 2003 and April 2006.

•                  The operation licence was published in November 2006, and it was valid until April 2008.  Chapada Mine opened in November 2006.

On December 2007, the Chapada Mine submitted to the State of Goiás Environmental Agency all necessary documents to obtain the operational environmental licence renewal and the mine possesses all the licences (operation, deforest, water use permit, etc.) needed to operate.  The licensing process for Corpo Sul started in 2013 and the required licences were granted in 2014.

No current environmental liabilities have been identified within the mine area.  Ongoing items such as waste stockpiles, depleted heap leach piles, and tailings storage facilities will be rehabilitated during the mine life or at the time of mine closure.

4-5

SURUCA

The exploration leases held at the Suruca Project are covered by exploration permits granted by the DNPM and the application for the mining licence has been forwarded to the government.  Yamana reports that no environmental permits are required at this stage of permitting for Suruca.

4-6

Legend:
International Boundary
State Boundary
National Capital
State Capital
Road
Railway
Planimetry
Cities
Rivers
Railways
State highways
Municipal roads
Municipal limits
Municipal Limit - Alto Horizonte
Chapada Mine
0 5 10 km
Estrela do Norte
Amaralina
GO 445
Mara Rosa
Alto Horizonte
Campos Verdes
Nova Iguaçu de Goiás
Campinorte
Santa Terezinha de Goiás
Uruaçu
GO 154
GO 237
CORREGO AMADOR
CORREGO SAPE
RIBEIRAO DAS ANTAS
RIO FORMIGA
RIO DOS BOIS
RIO VERDINHO
RIO DA MULA
RIO DO VEADO
RIO DO PEIXE
RIO PASSA-TRES
640000
660000
680000
700000
720000
8460000
8440000
8420000
8400000
CHAPADA MINE
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
BRAZIL
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
GOIAS
Brasilia
Goiania
DISTRITO FEDERAL
TOCANTINS
Palmas
BAHIA
MATO GROSSO
RONDONIA
MINAS GERAIS
MATO GROSSO DO SUL
SAO PAULO
PARANA
SANTA CATARINA
RIO GRANDE DO SUL
RIO DE JANEIRO
ESPIRITO SANTO
MARANHAO
CEARA
RIO GRANDE DO NORTE
SERGIPE
ALAGOAS
Equator
Belem
Sao Luis
Parnaiba
Fortaleza
Teresina
Natal
Joao Pessoa
Picos
Recife
Juazeiro
Maceio
Aracaju
Barreiras
Salvador
Vitoria da Conquista
Ilheus
Belo Horizonte
Vitoria
Rio de Janeiro
Sao Paulo
Santos
Curitiba
Sao Francisco do Sul
Florianopolis
Porto Alegre
Santa Maria
Rio Grande
Uberlandia
Santa Fe do Sul
Campo Grande
Panorama
Ponta Pora
Pedro Juan Caballero
Cuiaba
Rondonopolis
Caceres
Corumba
Puerto Suarez
Santa Cruz
Cochabamba
La Paz
Oruro
Sucre
Potosi
Lago Titacaca
Arequipa
Matarani
Ilo
Tacna
Arica
Iquique
Antofagasta
Salta
San Miguel de Tucuman
Resistencia
Asuncion
Ciudad del Este
Foz do Iguacu
Cordoba
Santa Fe
Rosario
Buenos Aires
La Plata
Colonia
Montevideo
Mendoza
Valparaiso
Santiago
Concepcion
Bahia Bianca
Mar del Plata
Assis Brasil
Inapari
Guayaramerin
Quillabamba
Cusco
Rio Paraguay
Rio Parana
Rio Grande
Rio Paranaiba
Rio Araguaia
Rio Sao Francisco
Rio Beni
Rio Mamore
Rio Juruena
0 200 400 Kilometres
0 200 400 Miles
10°
0°
10°
20°
30°
70°
60°
50°
40°
N

Figure 4-1

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Location Map

The islands of Trinidade, Martin Vaz, Arquipelago de Fernando de Noronha, Atol das Rocas, and Penedos de Sao Pedro a Sao Paulo are not shown.

Trinidade and Martin Vaz are administered by Espirito Santo; Arquipelago de Fernando de Noronha by Pernambuco.

July 2014

4-7

660000
670000
680000
680000
8430000
8420000
861854/2007
860239/2007
861088/2004
860177/2009
860595/2009
860931/1994
860158/1994
808923/1974
860240/2007
860255/2007
860273/2003
CHAPADA MINE
861078/2009
N
Legend: Status
Exploration Concession
Mining Concession
0 1 2 3 4 5
Kilometres
Projection UTM - Zone 23S
Datum: SAD69

Figure 4-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Claim Map

July 2014

Source: Yamana Gold, 2012.

4-8

660000
670000
680000
690000
700000
8440000
8430000
8420000
Alto Horizonte City
CHAPADA MINE
N
Alto Horizonte City
Estadual Highways
Municipal Highways
Municipal Limits
Mine Concession
0 2 4 6 8 10
Kilometres
Projection UTM - Zone 23S
Datum: SAD69
Figure 4-3
Yamana Gold Inc.
Chapada Mine
Goias State, Brazil
Surface Ownership
July 2014
Source: Yamana Gold, 2012.

4-9

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Chapada Mine is located in northern Goiás State, approximately 320 km north of the state capital of Goiania and 270 km northwest of the national capital of Brasilia.  Access to the Project Area from Brasilia is via BR-153 (Belem/Brasilia) to Campinorte (GO) and then via GO-465 (Campinorte/Santa Terezinha) west to Alto Horizonte.  The town of Alto Horizonte lies between the Suruca and Chapada deposits.

Chapada Airport, suitable for small aircraft with an 800 m long airstrip, is located close to Alto Horizonte, approximately four kilometres northeast of the Mine.

Suruca is located six kilometres northeast of the Chapada Mine.

CLIMATE

The region has a tropical climate characterized by two well defined seasons; the rainy season from November to March and the dry season from April to October, with an annual average rainfall of 1,500 mm.  The average annual temperature is approximately 22°C.  Mining operations occur throughout the year.

LOCAL RESOURCES

The local economic activity is principally agro-pastoral, but there are some small scale mining activities related to gold in alluvium and quartz veins and for clay used to make bricks.

The most important towns in the region are Uruaçu, Campinorte, Porangatu, Mara Rosa, and Nova Iguaçu de Goiás.  They all have good infrastructure to support exploration activities.  The municipality of Alto Horizonte has a population of approximately 3,100 and the nearby towns (within 50 km) as Campinorte has 9,700 Mara Rosa 10,400 and Uruaçu 33,300.

5-1

INFRASTRUCTURE

Electrical power is provided by the Brazilian National Grid.  The power line (230 kV) is 85 km long and taps into the national grid near Itapaci in Goiás State.

The Mine requires approximately 1,000 m3/hr of water.  Rio Dos Bois currently supplies approximately 750 m3/hour, with mine drainage water, rainfall, and industrial drainage areas making up the difference.

PHYSIOGRAPHY

The average elevation of the Project Area is approximately 300 MASL.  The topography is characterized by low rolling hills, with large contiguous flat areas.

The vegetation is referred to as “cerrado”, a tropical savannah eco-region which comprises a diverse variety of low tropical trees, shrubs, and native grasses, most of which have been cleared and serves as cattle grazing land owned by local landowners.

The main river locally is the Rio dos Bois and there are four small creeks, Mutuzinho, Goncalves, Seriema, and Suruca.  A lateritic mantle related to the peneplain is common in the region and is five metres to 30 m thick.

5-2

6 HISTORY

CHAPADA

The Chapada deposit was discovered in 1973 by a Canadian company, INCO Ltda. (INCO), which followed up with geochemistry, geophysics, trenching, and initial drilling.  Historical ownership and exploration activities are summarized in Table 6-1.

TABLE 6-1   HISTORICAL OWNERSHIP AND EXPLORATION ACTIVITIES

Yamana Gold Inc. — Chapada Mine

Date	Owner	Activity
1973	INCO	Chapada discovery.
1975-1976		2,000 m x 500 m grid drilling program. Parsons-Eluma Projetos e Consultoria S/C (Parsons), a Brazilian copper company, acquires a 50% interest in the Project.
1976-1979	INCO & Parsons	200 m x 100 m drill grid. A 92 m deep shaft is completed with 255 m of cross-cuts for exploration and metallurgical sampling.
1979		Mining concession No. 2394 covering 3,000 ha is issued to Mineracao Alonte by the Departamento Nacional da Producao Mineral.
1980-1981		Soil drilling completed in the plant, tailing ponds, and potential water dam areas.
1981	Parsons	Feasibility study completed.
1994-1995		A 4,500 m drilling program re-evaluation of a near surface gold deposit.
Preliminary feasibility study by Watts, Griffis and McOuat.
May 1994	SERCOR	Mineração Santa Elina Industria e Comercio S/A (SERCOR) acquires the Chapada deposit through a subsidiary, Mineracao Maracá.
July 1994	SERCOR and Echo Bay	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from SERCOR
Dec 1994		Santa Elina completes its initial public offering.
Sep 1995

Santa Elina and Echo Bay approve the Chapada Project Joint Venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996		Santa Elina is privatized and SERCOR and Echo Bay become equal owners of the company.
Dec 1996		Santa Elina completes an in-fill drilling program
Dec 1997		Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.

6-1

Date	Owner	Activity
Jan 1998		Kilborn Holdings Inc., (now SNC-Lavalin Group Inc.), completes the Chapada Project Bankable Feasibility Study.
Apr 2001		Construction licence issued.
May 2000	PINUS	PINUS acquires 100% of Mineração Maracá.

Yamana purchased Mineração Maracá in 2003 and began production in 2007.  Yamana production is discussed in Section 16, Mining Methods.

As there were few outcrops in the Chapada Mine area due to laterite-saprolite cover, the deposit definition required extensive diamond drill exploration.  Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma, Eluma- Noranda, Santa Elina, and Santa Elina-Echo Bay.

The historical Chapada drill hole database includes 856 drill holes totalling 67,315 m (Table 6-2).

TABLE 6-2   HISTORICAL CHAPADA DRILL HOLES BY COMPANY

Yamana Gold Inc. — Chapada Mine

Date	Company	No. Drill Holes	Total Drilling Length (m)
1976	INCO	6	919
1976 - 1979	INCO/Eluma	78	10,573
1979 - 1981	Eluma/Noranda	86	11,140
1989	Eluma	6	569
1995	Santa Elina	416	6,631
1996	Santa Elina/Echo Bay	264	37,482
Total		856	67,315

The drilling is from two programs; the “CHD” holes were short and designed to test the saprolite material and the longer “M” series were typically drilled vertically and were 150 m long (Table 6-3).

6-2

TABLE 6-3   HISTORICAL CHAPADA DRILL HOLES BY SERIES

Yamana Gold Inc. — Chapada Mine

Drill Series	No. of Holes	Metres	No. of Sample Intervals
“CHD”	416	6,630	7,731
“M”	440	60,685	40,208
Total	856	67,315	47,939

In 1995 and 1996, Santa Elina/Echo Bay drilled 680 holes which were NQ or NX core size.  All collar locations were surveyed.  Approximately 5% of the holes were angled (inclined) and were subjected to downhole surveys; the vertical holes were not surveyed.

SURUCA

The Suruca deposit has been explored by various companies since the 1970s, as summarized in Table 6-4, and was exploited by garimpeiros in the 1980s.

TABLE 6-4  SURUCA HISTORY SUMMARY

Yamana Gold Inc. — Chapada Mine

Date	Ownership
1980 - 1981	INCO/Eluma
1987 - 1988	Cominco
1993 - 1994	WMC
1996 - 1997	Santa Elina/Echo Bay
2009 to present	Yamana

The majority of the activity targeted oxide mineralization.

PAST PRODUCTION

Yamana reports that garimpeiros produced approximately 200 kg of gold in the 1980s.

HISTORICAL ESTIMATES

The Suruca resources identified by Santa Elina in mid-1990s were estimated to be 11 million tonnes grading 0.56 g/t Au, totalling 199,400 oz Au.  RPA notes that this estimate pre-dates NI 43-101, cannot be relied upon, and is quoted for historical purposes only.

6-3

7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Chapada area is located between the Amazonian craton to the northwest and the San Francisco craton to the southeast, within the north-northeast striking metavolcano-sedimentary Mara Rosa Magmatic Arc which is part of a large system of mobile belts that have a complex, multi-phased history of deformation (Figure 7-1).  The component units vary widely in age.

In the Chapada - Mara Rosa area, the medium to coarse-grained metaplutonic rocks of dioritic to tonalitic composition rocks locally show well-preserved plutonic textures such enclaves and porphyritic textures.  They are regarded as similar to M-type granitoids of immature island arcs.  The crystallization of the plutonic rocks indicate a Neoproterozoic age with two main stages: the older between 890 Ma and 790 Ma and the younger at 670 Ma to 600 Ma. The Brasiliano Cycle (630 Ma to 550 Ma) was responsible for the deformation and metamorphism in greenschist to amphibolite-facies conditions.

The supracrustal rocks form three individual north-northeast striking belts, known as the Mara Rosa Eastern, Central, and Western Belts.  The belts are separated by tonalitic/dioritic orthogneiss and are composed of metabasalts, intermediate and felsic metatuffs, fine grained metagreywackes, garnet-mica schists, metacherts, iron formations, quartzites and metaultramafic rocks (Figure 7-2).

Amphibolites of the volcano-sedimentary sequence are either tholeiitic, rich in Mg, Ni and Cr and similar to boninites, or are calc-alkaline.  The amphibolites represent fragments of oceanic crust and the latter are related to arc magmatism.  These amphibolites are chemically similar to modern-arc tholeiites and are interpreted as having originated in a back-arc setting.

Metasedimentary rocks represented by feldspathic garnet—mica schists and fine-grained biotite gneisses are abundant in the supracrustal belts, especially in the Western Belt.  The Sm—Nd isotopic compositions of these rocks give TDM model ages mostly in the range

7-1

between 0.9 Ga and 1.2 Ga, indicating that they are the product of erosion of the arc rocks, with little contribution from older sources.  The placement of the original sediments must have taken place far from any old continental source area and probably happened in an intraoceanic setting.

The last magmatic event is represented by late to post tectonic granitic (e.g., the Faina, Angelim, Estrela and Amador granites) as well as gabbro—dioritic bodies (e.g. diorite close to Chapada).  The granite bodies include mainly biotite granites and two mica leucogranites, with local granodioritic facies.  The mafic intrusions are dioritic and, to a lesser extent, gabbroic in composition and very commonly display magma mixing structures.  The Precambrian geological evolution of the Mara Rosa Arc culminated with an important bimodal magmatic event, which has been interpreted to be associated with final uplift and collapse of the Brasiliano Orogen.

7-2

Amazon Craton
50° W
AR
46° W
Parnaíba Basin
12° S
19
20
Chapadas Ore Deposit
Arraias
N
Alto Paraíso de Goiás
PA
SÃO FRANCISCO CRATON
1
2
Brasília
16° S
Unaí
C.A.I.
Goiânia
Arenópolis
São Francisco Craton
Vazante
GOIÁS MAGMATIC ARC
17
18
GOIÁS MASSIF
Palaeo- to Neoproterozoic
15
16
Archaean/ Palaeoproterozoic
13
14
Paraná Basin
Araxá
Tapira
NEOPROTEROZOIC PASSIVE MARGIN
Neoproterozoic
12
9
10
11
6
7
8
Archaean/Palaeoproterozoic
3
4
5
20° S
Piumhi
Passos
Luminárias
N.S.G.
N.S.G
RB
0
100
200
Km

Legend:

1- Granite greenstone and gneiss-archean migmatites/ paleoproterozoics;

2- Metasedimentary autothons/ parautocthons (S. João Del Rei, Carandaí, Andrelândia, Bambuí Groups);

3- Terranes granite greenstone, gneiss - archean migmatites/ paleoproterozoics;

4- *Greenstone belts* archean/paleoproterozoic;

5- Sequence of rifts paleo- to mesoproterozoic (Araí Group);

6- Thrust faults sequence Ilicínea-Piumhi.

7- Paranoá Group;

8- Canastra Group;

9- Vazante Group;

10- Ibiá Group;

11- Araxá and Andrelândia Groups and metabasics and tholeiitic rocks associated; melanges ophiolite complex; Alocthon fragments of basement, leucocratic alocthon and syn collisional (castanho);

12- Nappes granulites (C.A.I. - Anápolis-Itauçu Complex; N.S.G. - Nappe Socorro-Guaxupé);

13- Granite-gneiss-migmatites archean / paleoproterozoic Complex;

14- *Greenstone belts archean/ paleoproterozoics;*

15- Vulcano-sedimentary sequencies of the mesoproterozoic rift (Juscelândia, Palmeirópolis, Serra da Mesa);

16- Meso/neoproterozoic basic and ultrabasic layered complexes;

17- Sucession vulcano-sedimentary meso-neoproterozoic;

19- Paraguaia (PA), Araguaia (AR) and Ribeira (RB) thrust belts;

18- Neoproterozoic orthogneiss and granitic rocks;

20- Phanerozoic Sedimentary cover.

Figure 7-1

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Regional Geology

July 2014 **Source: *Modified Valeriano et al., 2008.***

7-3

640000
690000
740000
8550000
8500000
8450000
8400000
0
10
20
30
40
50
Kilometres
N
CAJUEIRO
GRUPELANDIA
CAPELINHA
INFUSAO
CRUZEIRO
BONOPOLIS
PORANGATU
SERRINHA
CAPELINHA
MONTIVIDIU DO NORTE
MUTUNOPOLIS
SANTA TEREZA DE GOIAS
Transbrasilaino Lineament
Rio dos Bois Fault System
Western Belt
Central Belt
Mara Rosa Magmatic Arc
Eastern Belt
MARTINOPOLIS
VILA SERTANEJA
AMAROLANDIA
MARA ROSA
Suruca
KM 300
Chapada
CAMPOS VERDES
CAMPINORTE
JERIACU
AGUA BRANCA
URUACU
Santa Teresinha
CRIXAS

Legend:

Lateritic Cover	*Thrust Faults*	*Yamana Claim*
Neoproterozoic	*Faults*	
Pos-tectonic Diorites		
Pos-tectonic Granites		
Metavulcanossedimentary Sequence of Santa Terezinha		
Metavulcanossedimentary Sequence of Mara Rosa		
Sin - Tectonic Orthogneisses		
Mesoproterozoic		
Serra da Mesa Group		
Paleoproterozoic		
Metavulcanossedimentary of Campinorte Campinorte		

July 2014

Source: Yamana Gold, 2011.

Figure 7-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Geological Map of the Chapada Region

7-4

LOCAL GEOLOGY

The Chapada, Suruca, and Corpo Sul deposits are located in the Eastern Belt of the Mara Rosa volcano sedimentary sequence.  Arantes (1991) defined the Eastern Belt in the Mara Rosa region as composed of metavolcanic and metasedimentary rocks divided from bottom to top into the following four units (Figures 7-3 and 7-4):

•                  Amaro Leite Unit - Represented by a thick package of metasediments, predominantly metagreywackes interlayered with mafic tuffs.

•                  Araras Unit - Dominantly composed of mafic to intermediate metatuffs with subordinate intercalations of metagreywackes, felsic metavolcanics and cherts.  Up to 1,300 m thick.

•                  Posse Unit - Composed predominantly of metatuffs, metalapilli-tuffs and rhyolite composition exhibiting gneissic texture.  Up to 400 m thick.

•                  Carambolas Unit - Consists of a sequence of mafic metavolcanic and metatuffs interlayered with intermediate metavolcanic rocks.  Up to 1,200 m thick.

The Eastern Belt in the vicinity of the Mine comprises a thick package of amphibolites overlain by volcanic and volcanoclastic rocks followed by metasedimentary rocks.  The metavolcanic-sedimentary units are intruded by metaplutonic rocks of dioritic to quartz-diorite composition (which can be related to M-type granitoids of immature island arcs).  These intrusions are associated with magmatic fluids responsible for Cu — Au and Au mineralization formed by the hydrothermal alteration.  The late-tectonic body occurs as an unmineralized and little deformed diorite porphyry southeast of Chapada pit.  Post-tectonic granites are represented by pegmatites that are exclusive of Chapada Mine.  U-Pb data yield an age of 884.9 Ma ± 9.4 Ma for the kyanite-epidote-muscovite-biotite feldspathic schist, which represents the crystallization age of volcanic rocks and considered as the protolith of the associated metavolcanic sedimentary rocks, and an age of 864.9 Ma ± 5.6 Ma for the biotite gneiss, which corresponds to the age of crystallization of the igneous protolith.

The Cu-Au deposit at Chapada Mine has undergone hydrothermal alteration of the Cu-Au porphyry system.  Alteration styles include:

•                  Biotitization (potassification) represented by biotite schist (BFS), biotite microcline bearing gneiss (GNS);

•                  Sericitization represented by pyrite quartz-sericite schist (SQS);

7-5

•                  Advanced argillic alteration represented by kyanite bearing schists (SKQS) and kyanite quartzite (SQZT); and

•                  Rock products of propylitic alteration such as an epidote-rich rock (epidosite), as well as unaltered rocks made up of amphibolites with calc-alkaline affinity, volcanoclastic rocks represented by metatuffs and lapilli tuffs and metasedimentary rocks represented by garnet biotite schist, staurolite sillimanite biotite schist, muscovite schist, biotite muscovite schist and metagreywacke.

The Mine Area is covered by a 30 m thick lateritic profile composed of a coarse saprolite, mottled zone or argillic zone, lateritic duricrust and pisolitic soils (products of alteration of duricrust) from bottom to top.

STRUCTURAL GEOLOGY

The Goiás Magmatic Arc has two main tectonic features (Figure 7-5):

(i)                                     Large-scale high-angle thrust to reverse shear zones (e.g., Rio dos Bois Fault), developed during the Brasiliano Orogeny and separating the Neoproterozoic sequence from the Archean granite—greenstone terrains of the Crixa´s—Hidrolina area in the south and from the Mesoproterozoic Serra da Mesa metasedimentary sequence in the east;

(ii)                                  Extensive north-northeast trending, vertical dextral strike—slip shear zones Transbrasiliano lineaments.

The Mine Area is included in the deformational Rio dos Bois Fault System, associated with the formation of the Magmatic Arc Brasiliano orogenic cycle.  The observed deformations in the field were ranked in four phases, following deformities criteria such as penetrative foliation, deformation regime, metamorphic facies, and structures developed for each event associated, referred to as D1, D2, D3, and D4, as summarized in Table 7-1 and illustrated in Figure 7-5.

The D1 deformation phase is characterized by ductile deformation (compressive and progressive), in medium to high amphibolite facies, which generated intrafoliation isoclinal F1 folds, recumbent, eventually transposed generating boudins.  The foliation is penetrative in the direction of N40°E to N50°E, dipping low to moderate angle (15° to 30°) to the northwest, with fold axis bending (Lb1) to N40-50°E and which often shows thinning of the flanks and thickening of the hinge.

7-6

The stage D2 is coaxial and progressive to D1 and is characterized by the S2 foliation with direction N20-30°E and dip at a moderate angle (40° to 50°) to the northwest.  The F2 folds are asymmetric with an axis (Lb2) direction N15°-25°E.  Retro-metamorphism occurred at this stage to the greenschist facies.

Phase D3 is characterized by brittle-ductile deformation, with the Lb3 axis direction of N45°W, marked by open folds and spaced fracture cleavage (S3).  The interference with the D3-D1/D2 deformation generated a dome-basin pattern, generating a double dip of Lb1 and Lb2 to the northeast or southwest.

Phase D4 is represented by brittle-ductile tensional tectonics, which generated oblique and normal faults with reactivation of lineaments (mostly in the north-south or east-west direction), which may be filled by quartz, carbonates and epidote (Cpy+Py).  In this phase, only stretch lineations (L4) and discrete foliation along the faults (S4) are generated.

TABLE 7-1  EVENTS AND STRUCTURAL FEATURES OF BRASILIANO DEFORMATION IN THE MINE AREA

Yamana Gold Inc. — Chapada Mine

Event	Phase	Foliation (S)	Lineation (L)	Fold (F)	Metamorphism
Brasiliano (Neoproterozoic)	D1	S1	Lb1	F1	Amphibolite
	D2	Sm; S2	Lx;Lb2	F2	Greenschist
	D3	S3	Lb3 -	F3	Lower Greenschist
	D4	S4	L4

7-7

Legend:
Lithostratigraphy
Granite
Metadiorite
Mara Rosa Metavulcanosedimentary Sequence
Metassedimentary rocks
Amphibolite
NE Reverse Falt
Quartzites, Kyanitites
Kyanite-muscovite schist
Amphibole schist
Muscovite-quartz schist
Biotite schist feldspatic, muscovite-biotite schist
Altered Metavulcanic
Propylitic Amphibolite
Metaquartz diorite porphyry
Grd amph plag gneiss
Grd biot gneiss
Grd biot gneiss, grd biot amph gneiss
Magnetite-chlorite schist
Metatuff
Rio dos Bois Falt
Campinorte Sequence Metavulcanosedimentary
Indiscrimined unit
Geological Conventions
Post-Dn+2 Draggin Fold
Dn+2 Antiform
Dn+1 Antiform
Dn+1 Sinform Dn+1
NE Thrust Falt
NE Backthrust
Reserve Falt
Directional Shear Zone High Angle
Chip Sample
Au ppm
0.000000 - 0.100000
0.100001 - 0.200000
0.200001 - 0.300000
0.300001 - 0.500000
> 0.500000
Open Pit Chapada Mine and Desing Open Pit Suruca/Corpo Sul
Agua Branca Target
Suruca Design Pit
Chapada Mine
Corpo Sul Design Pit
Hidrotermalito Target
N
668000
670000
672000
674000
676000
678000
680000
682000
8430000
8428000
8426000
8445000
8422000
0
1
2
3
4
Kilometres

Figure 7-3

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Local Geology

July 2014

Source: Yamana Gold, 2011.

7-8

MARA ROSA REGION
SURUCA TARGET
CHAPADA/HS MINE
1200m
400m
1300m
?
CARAMBOLAS UNIT
POSSE UNIT
ARARAS UNIT
AMARO LEITE UNIT
~1200m
MR 3
MR 2
MR 1
~1500m
Legend:
Sin-Tectonic Intrusive Suite (Diorite and tonalites)
Metachert
Metassedimente
Metagraywacke
Tuff (Mafic to Intermediate)
Lapilli-Tuff (Intermediate)
Metavolcanic Intermediate
Metavolcanic (Mafic)
Metarhyolites

Figure 7-4

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil

Typical Stratigraphical Sequence of the Chapada Deposit

July 2014

Source: Yamana Gold, 2012.

7-9

DEFORMATIONAL EVENTS
Peak of metamorphism (630 Ma)
D1
Lb1 N40-50°E
Lb1// Lx N30W
S1
Axial plane
F1b (sheat folds)
F1b (sheat folds)
F1a (Isoclinal folds)
S0//Sn
Rio dos Bois Fault (630 -580 Ma)
Coaxial progressive deformation
D2
S2 (axial plane)
assimetric fold
Lb2 N15-20E
D2
Frontal Ramp
Lateral Ramp
Rio dos Bois Fault
F2 (sheat folds)?
F1 refolded
Sn
Milonitic Foliation
(dextral offset)
F2 (assimetric fold)
D3
Basin Domes (580 Ma ?)
S3
F1 fold
F2 fold
S3 (Discret cleavege)
Back thrust fault

Figure 7-5

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Sketch of the Structural Geology in the Chapada Region

July 2014

Source: Yamana Gold, 2011.

7-10

PROPERTY GEOLOGY

CHAPADA

The Chapada deposit has been sub-divided into “litho-structural domains” to assist mine operations.  The domains are based on observed lithological relationships, intensity of hydrothermal alteration and the separation of structures into sectors, and alteration zones caused by weathering.

MIX DOMAIN

The domain is characterized by a moderately altered rock horizon and/or structured saprolite containing portions of rock.  Its delimitation does not depend on the protolith.  This domain is distinctive due to its high clay mineral content.

ANF DOMAIN

This is a unit of overburden that occurs in association with the CRT domain.  It contains amphibolites that are locally intercalated by biotite schists and amphibole schists.  In some instances, the east-west fault zones that exist in the region, significantly disturb the foliation.  Outcrops do not occur in the areas surrounding the mine.

ANX DOMAIN

This domain is located in the northwest region of the mine and is characterized by the intercalation of amphibole schist and biotite schist, as well as boudinaged amphibolite lenses.  The presence of sericite is well defined, predominantly in the areas where schists that are rich in biotite and garnet are prevalent, and may occur locally in crystals of up to 0.5 cm.  Epidote and carbonate can be observed in the fracture planes.

This lithological package is notable for its isoclinal fold (D2), whose axis has a N40°-50°E direction and an axial plane that dives to the northwest, associated with a thrust zone that is marked by the Rio dos Bois Fault.  On a bench scale, parasitic folds that are associated with the D2 folds have a sheath fold pattern and a dome-basin appearance.  This superposition of deformation gave rise to complex geometries that created an important control factor for the mineralization processes.

Due to the relatively more brittle nature of this domain, sulphidation occurs predominantly as recrystallization in fracture planes and in areas that have more schist, recrystallization occurs

7-11

in the Sn foliation planes that are associated with quartz veinlets, with enrichment occurring in zones where parasitic fold hinges appear, which are associated with the D2 isoclines.

The geomechanical classification assigns a rock mass class type II and III to this domain, where although the fracture families are well defined, a low degree of hydrothermal alteration exists.

FOLIATED BTO DOMAIN

This domain represents a transition zone between the ANX and GNS domains, to the north, and the ANX and BTO SIL domains to the southwest.  It is characterized by the intercalation of biotite schist and amphibole schist and contains boudinaged amphibolite lenses, muscovite schists containing sericite, as well as hydrothermalized biotite gneiss.  The sericitization is more pronounced in the southwest region.

This package is located in the southeast region of isoclinal fold D2, described in domain ANX, in a zone where greater amounts of schist occur, as well as shearing related to the thrust zone there.  The occurrence of hydrothermalized biotite gneiss indicates the package’s proximity to the hydrothermal zone.  As in the ANX domain, parasitic folds that are associated with the D2 fold have a sheath fold pattern and a dome-basin appearance.  The crenulation and mylonitized bands are quite pronounced here.

Data collected during six years of drill core sampling campaigns, indicates that a relatively unmineralized corridor exists in this domain.  Sulphidation, when present, occurs as a recrystallization of pyrite and, locally, chalcopyrite.  It contains rare bornite, which follows a Sn foliation that is associated with quartz veinlets, which are enriched in places where parasitic fold hinges occur in association with the D2 fold.

The geomechanical classification assigns a rock mass class type II and III to this domain, where the fracture families are well defined and the influence of hydrothermal alteration can be observed on the rock mass.

SILICIFIED BTO DOMAIN

This domain is located in the southwest region of the pit.  It has intercalations of biotite schist, biotite-chlorite-sericite schist and sericite-chlorite schist.  The more biotitic portions

7-12

display a high degree of silicification that is associated with the mylonitized bands.  The large quantity of pyrite is a contrast with other domains.

The southwest region, which has a dip direction of N20°-10°W and dip angles that vary between 30° and 45°, has a different elevation with respect to the Sn plane and defines a sheared corridor that displays an N80°E direction and a dip to the northwest.  Parasitic folds associated with the D2 phase can be observed.  The crenulation is very pronounced in the sericite-chlorite schists.  A zone of intense fracturing, with occurrences of quartz-feldspar pegmatite rock intrusions that are up to 10 m thick, , can be observed within fracture planes here.

A highly mineralized corridor is located in this domain and is associated with a significant degree of structural control.  Pyrite is the main sulphide present, while chalcopyrite and bornite also occur.  The sulphidation is strongly associated with silicification that occurs with the Sn foliation, showing enrichment in zones where parasitic fold hinges are present. The fold hinges are associated with the D2 phase.

A colour contrast exists due to the reddish hue found in this region as compared to the greyish hue that is prevalent in the rest of the rock mass.  This fact may be associated with the large amount of pyrite and intense fracturing that is found there, leading to the formation of iron oxides and hydroxides, such as hematite and goethite.

The geomechanical classification assigns a rock mass class type II and III to this domain, where although the fracture families are well defined, a low degree of hydrothermal alteration exists.

BASE DOMAIN

This domain represents a unit of overburden that occurs at the base of the other domains. Lithologically, this domain is similar to the ANX domain, which is represented by amphibolites that are locally intercalated with biotite schists and amphibole schists that contain boudinaged amphibolite lenses.  As this unit does not outcrop, it is assumed that the contact between the adjacent units is gradational.

7-13

Structurally, this domain is considered in context of the antiform that was caused by the superposition of the D2 and D3 events, which affected the nucleus of the hydrothermalized body (GNS Domain).

CRT DOMAIN

This domain is located in the northwest region of the mine and is characterized by the intercalation of biotite schists, biotite kyanite schists, and amphibole schists.

This domain is lodged predominantly in a “cigar” like structure that originated from the superposition of the brittle-ductile events, whose axis has a N45°E direction and a plunge of almost 8°SE.  This structure is intensely mineralized and occurs uninterrupted by various east-west faults

GNS DOMAIN

This domain represents the nucleus of mineralization that is characterized by intercalations of biotite gneiss, muscovite-biotite gneiss, biotite-muscovite schist, quartz-sericite schist and sericite-chlorite schist, while also containing boudinaged amphibolite lenses.

The GNS domain is predominantly lodged in an anticlinal that was caused by the superposition of the D2 and D3 events. The domain presents parasitic folds that are associated with the D2 phase, whose axis has a N40°-50°E direction, and whose appearance has a sheath fold pattern and a dome-basin pattern. Crenulation is quite pronounced in the areas that have more schist. To the east, contact with the QSRT domain occurs, marked by a mylonitized corridor that is considered a “guide layer”, composed of phyllonite that has a 20° to 30° dip to the southeast.

Sulphidation, when present, occurs as a recrystallization of pyrite and chalcopyrite. It contains rare bornite, which follows a Sn foliation that is associated with quartz veinlets that are enriched in places where parasitic fold hinges occur in association with the D2 fold. Locally, in zones that are rich in sericite and quartz, sulphides contained in the Sn plane may be observed.

The geomechanical classification assigns a rock mass class type IV and V to this domain, where the fracture families are well defined and there is a significant degree of hydrothermal alteration.

7-14

This domain is zoned with the biotitic zone enveloped in a portion that contains more quartz-sericite in the east/southeast area.  This contact is masked by an intense superposition of deformation, forming zones that are interdigitated. The same occurs in the north zone, where the contact with the Foliated BTO domain tends to be less locally diffuse.

SRT DOMAIN

This domain represents the sericitic overburden boundary of the mineralized GNS nucleus and occurs in the southwest area of the deposit.  Lithologically, it is represented as quartz-sericite schists and chlorite schists.  Structurally, it occurs in association with the superposition of the D2 and D3 events and is lodged in a northern part of the anticline.  The domain’s dip tends to follow the west flank of the anticline that is described in the GNS domain.

This domain is also zoned, having a biotitic portion where it contacts the GNS domain.  It is enveloped in a portion of material that is more quartz-sericite rich, which is associated with the other overburden units.

QSRT DOMAIN

This domain occurs in the southeast area of the mine and is present as quartz-muscovite schist with intercalations of quartz-sericite schist, sericite schist and kyanite-quartz schist. It displays a localized occurrence of garnet-biotite gneiss and biotite schist.  The contact with the nucleus of the mineralization is delineated by a greenish, mylonitic corridor, having a matrix that is composed of fine quartz crystals, sericite, muscovite, and epidote with porphyroblasts of feldspar.  It may also show rich variations of biotite and amphibole that follow the contact from the southernmost portion of the deposit to the north of the deposit.

Due to the variation in the mineral assemblage, another structural guide is considered in addition to the lithological one.  The kyanite-quartz schist is another important lithology that occurs in a structural alignment that is parallel to the phyllonite.

The QSRT domain is located on the eastern flank of the anticlinal that is described in the GNS domain. It is represented as parasitic folds that are associated with the D2 phase, whose axis has a N40° to N50°E direction, and an appearance that is characterized by sheath fold pattern and a dome-basin pattern.

7-15

Sulphidation is marked by the occurrence of pyrite that is recrystallized or locally contained within the Sn foliation plane.  Mineralization, when present, is low grade and as a result, this domain is classified as waste rock.

SOUTH DOMAIN

This mineralized domain is characterized by the occurrence of sand biotite schists.  This package is located on the southeast region of the anticlinal that is described in the GNS domain, in a zone of greater schist concentration and shearing.  The schist and shearing are related to faults and the thrust zone that occurs there. The occurrence of hydrothermalized biotite gneiss indicates the domain’s proximity to the hydrothermal zone. The great lithological similarity suggests possible recurrences of the hydrothermalized nucleus that was obliterated by the D3 deformation phase that displays the dome-basin pattern.

In the southern area, the domain displays more intense dips that are probably associated with sheath folds and the east-west oriented faults.

QDPB DOMAIN

This domain presents two lithological types: Porphyry Quartz Diorite and Porphyry Tonalite. The basic composition is biotite, plagioclase and quartz. Potassic alteration exists as overlapping sericitic and propylitic zones.  In general, the porphyries have been replaced by an aggregate of albite, muscovite and quartz, which deformed the foliation. The matrix of the rock is formed mainly by muscovite, quartz, biotite and epidote, and disseminations of pyrite and chalcopyrite. The mineralization is characterized by disseminated chalcopyrite as well as disseminated pyrite. Recent dating work conducted by the University of Brasília suggested an age of 884 Ma for this unit.

CORPO SUL

The Corpo Sul is located immediately on-strike and two kilometres to the southwest of the Chapada open pit.  It is interpreted as another intrusive Copper-Gold Porphyry center, less deformed than Chapada Mine, and associated with an intrusion of Quartz Porphyry Diorite/Tonalite (Potassic alteration), enveloped by a Feldspatic Biotite Schist (Potassic alteration) surrounded by sericite schists (Sericitic alteration).

7-16

Corpo Sul has largely the same stratigraphic units found in Chapada, however at Corpo Sul the tuffs and lapilli tuffs are less deformed.  The Corpo Sul are is dominated by the BTO, QDPB, ANX, and SRT lithological units as described in Chapada.

The Corpo Sul area is covered by a 30 m lateritic profile. The lateritic profile comprises an immature lateric terrain that was subdivided from base to the top in: coarse saprolite, saprolite, mottled zone or argillic zone, lateritic duricrust and pisolitic soils (products of alteration of duricrust).

SURUCA

The Suruca deposit trends N40oE and dips 20º to 30oNW, controlled by foliation S1.  The deposit has been oxidized to a depth of 35 m to 40 m, with soil, mottled zone, fine saprolite, and coarse saprolite occurrences.

The sulphide portion of the Suruca deposit has been spatially divided into four zones, Suruca 1 to Suruca 4.

ALTERATION

Hydrothermal alteration of the sulphide mineralization is associated with a sericitic and propylitic alteration halo (approximately 44% sericitic and 37% propylitic).  The sericitic alteration is characterized by sericite ± biotite and carbonate with pyrite, galena, sphalerite, and some chalcopyrite.  The propylitic alteration is characterized by epidote, chlorite, carbonate, and pyrite.  It is postulated that most of mineralization was contained in sericitic halo as the high proportion in the propylitic halo is considered unusual.  This is strong evidence that a gold-zinc-silver system was remobilized by epigenetic fluids along structures during metamorphism and deformation.  The two types of mineralization have different features: the sericitic may be related to zinc, but the high values of gold always have an “envelope” of zinc.  The propylitic halo has a direct relationship between gold and zinc.

LITHOLOGY

The lithological units of Suruca are grouped into five units (Figure 7-4).

AMPHIBOLITES (ANF)

The ANF represents metavolcanic mafic rocks such as amphibolite, garnet-amphibolite, and quartz amphibolite. Propylitic alteration changes the composition of this rock to epidote-

7-17

amphibolite and hornblende quartz epidosite.  They have a fine to medium grained, greenish appearance with a gneissic banded and/or nematoblastic texture.

INTERMEDIATE METAVOLCANICS (MVI)

The MVI are characterized by amphibole-biotite gneiss, amphibole-sericite-biotite schist, muscovite-epidote-biotite schist, and garnet-epidote-quartz-muscovite-biotite schist. In general, this unit is associated with a propylitic halo that generates a pervasive chloritization and epidotization, when showing strong sericitization.

METASEDIMENTARY UNIT (MTS)

The MTS rocks are characterized by garnet-biotite schist or garnet-biotite-epidote-muscovite-quartz schist.  These rocks were possibly pelitic or psamo-pelitic rocks.  This unit can be overprinted by a sericite or propylitic hydrothermal halo.

QUARTZ PORPHYRY DIORITE (QDP)

This unit is characterized by intrusive quartz diorite porphyry, and can occur with an isotropic or sheared texture.  The sheared quartz diorite has lost its igneous features and is represented by mylonitic schist with strong sericitization and sulphides.  The isotropic quartz diorite is generally related to propylitic alteration.

ALTERED METAVOLCANICS (MVA)

Altered MVA are characterized by carbonate-muscovite-chlorite schist, plagioclase-biotite-quartz schist, carbonate-epidote-muscovite-quartz schist, epidote-quartz-muscovite schist, carbonate-biotite-epidote-quartz-muscovite schist, and albite-muscovite-quartz-carbonate-epidote schist.  This unit has a high sulphide content including pyrite, galena, sphalerite, and chalcopyrite.  It is a product of sericitic hydrothermal alteration from MVI or QDP.

MINERALIZATION

CHAPADA

The primary copper-gold mineralization at Chapada is epigenetic.  Copper is principally present as chalcopyrite with minor amounts of bornite.  Fine grained gold is closely associated with the sulphide mineralization and was likely to be contemporaneous with the copper.

7-18

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites.  The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs; however, copper mineralization is pervasive over a broad area.  Gold mineralization is more uneven spatially and may have been remobilized by post mineral low temperature alteration events.

CORPO SUL

The Corpo Sul mineralization includes oxide and sulphide ores.  The oxide ore comprises approximately 7% of the deposit and is associated with the weathering surface. The width varies between 20 m and 40 m at an average grade of 0.26 g/t Au and 0.35% Cu. The oxide mineralization comprises soil, mottled zone, fine saprolite, and coarse saprolite.

The sulphide ore represents the majority of the mineralization with widths from 25 m to 300 m at an average grade of 0.24 g/t Au and 0.31% Cu.

At Corpo Sul, the high grade values of copper and gold are related to potassic alteration (BTO) with high sulphide concentrations. This unit always envelops the Porphyry Quartz Diorite.

SURUCA

The gold at Suruca is related to folded quartz vein/veinlets with sericitic and biotite alteration, rather than high sulphide concentrations.  The second generation of quartz veins/veinlets with sulphides (sphalerite + galena + pyrite), carbonates, and epidote also host gold which is related to zinc.

Mineralization predominately pre-dates deformation hence the gold is associated with epithermal features and not structurally controlled.

7-19

8 DEPOSIT TYPES

The following section is predominately taken from Coffey (2012).

The mineralization at Chapada is interpreted as a porphyry and epithermal system associated with an island arc stage (864 Ma), overprinted by remobilization of orogenic fluids during Brasiliano events (630 Ma — 580 Ma) (Sillitoe, 2008 and Espada, 2010 — Internal report) (Figure 8-1).

The porphyry and epithermal system can be separated into three distinct mineralization styles, based on hydrothermal alteration and metal association:

1.              Copper-Gold Porphyry System

2.              Gold High Sulphidation

3.              Gold (Silver-Lead-Zinc) Intermediate Sulphidation

8-1

Advanced
Argillic alteration
Au High Sulphidation System
Paleo Surface
Sericitic alteration
Au (Ag-Pb-Zn) Intermidiate
Sulphidation Suruca System
Vulcano-sedimentary
Sequence (884 Ma)
Propylitic alteration
Biotitic alteration with
Cu-Au mineralization
Late-mineral
diorite porphyry
Biotitic alteration
Diorite porphyry stock
(864 Ma)
500
B
0
0
500
1000 (metres)

Figure 8-1

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil
Chapada Mineralization System

July 2014

Source: After Silitoe, 2008.

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COPPER-GOLD PORPHYRY SYSTEM — CHAPADA

The Chapada copper-gold porphyry deposit is a typical porphyry system prior to extensive modification during the D1 deformation event.  The characteristics of the copper-gold porphyry mineralization are:

•                  Association of copper, gold, and molybdenum.

•                  Transposed remnants of A-type quartz, D-type sericite-bordered pyrite and anhydrite veinlets are recognizable in the biotite-rich gneiss and schist, which is interpreted as a former zone of biotitic alteration.

•                  The best copper and gold values are found in biotite-rich metamorphic rocks containing disseminated chalcopyrite and magnetite, but little pyrite (a typical situation in porphyry copper-gold deposits).

•                  The hydrothermal alteration of potassic (biotite), sericitic, propylitic, and argillic fit with the alteration of younger copper-gold system.

The biotite-plagioclase gneiss (GNS) biotite schist (BFS) hosts most of the copper-gold mineralization and, with the lower-grade mineralization, is believed to correspond to a standard biotitic alteration zone prior to the intense contractional deformation under amphibolite facies metamorphic conditions. Granular A-type quartz veinlets with magnetite and chalcopyrite characterize biotitic alteration zones and, notwithstanding the intense deformation, are still identifiable in the biotite-rich gneiss and schist at Chapada.

The upper parts of biotite alteration zones are commonly overprinted by sericitic alteration, either as a stockwork of D-type veinlets or in more pervasive form, as the transposed muscovite veinlets.  The latter are thought to represent a D-type event, whereas the sericite quartz schist (SQS) in the southern part of the pit is considered as a former sericitic zone (Figure 8-2).

The quartz-muscovite-kyanite schist (SQKS) is a metamorphosed argillic alteration zone.  The propylitic system is represented by the association of epidote + chlorite + carbonate in ANF and MVI rocks of the Mara Rosa Sequence.

8-3

N
ANF
ANX
BTO
BASE
STR
GNS
QRST
SIL
Sondagem
8427500N
8426500N
8425500N
671000E
674000E
675000E
676000E
677000E
678000E
679000E
680000E

Figure 8-2

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil

Cu-Au Porphyry System

July 2014

Source: Yamana Gold Inc., 2012.

8-4

EPITHERMAL SYSTEM — SURUCA AND HIDROTERMALITE

There are two examples of prospects with characteristics of epithermal deposits that may be similar to a copper-gold porphyry model.  The Suruca deposit is host to gold-zinc mineralization associated with sericite-chlorite-epidote carbonate (- biotite) and the argillic to propylitic alteration which corresponds to the intermediate sulphidation epithermal type (IS).

The Hidrotermalite Project is an extensive belt of kyanite-muscovite-quartz rocks that occurs approximately four kilometres to the east of the Chapada deposit open pit.  This belt is interpreted as the metamorphosed product of an advanced argillic (AA) lithocap.  (The Lepanto-Vitoria in the Philippines is an example of this model of primary mineralization with copper-gold porphyry, intermediate sulphidation and a high sulphidation deposit of gold (silver-lead-zinc) Intermediate Sulphidation System.

The style of gold-zinc mineralization associated with sericite-chlorite carbonate (MVA) and propylitic alteration (ANF and MVI) seen at Suruca could fit in the intermediate-sulphidation epithermal type (IS).  These types of epithermal deposits are generated distally from, but approximately at the same time as, porphyry systems. They result from more evolved, less corrosive fluids and/or more reactive mafic wall rocks that will buffer acid high-sulphidation fluids to produce sericite-illite-carbonates (notably manganese-bearing carbonates) argillic assemblages - going outwards into smectite-chlorite and epidote-chlorite - instead of the more acid advanced argillic alterations - alunite+/kaolinite+/-vuggy silica - seen where high-sulphidation fluids penetrate more felsic rocks. The characteristics of intermediate sulphidation mineralization are:

•                  IS deposits which typically contain base metals (zinc, lead, and manganese) together with gold and silver.

•                  The high manganese content (e.g., ~1,000 ppm to 1,500 ppm in hole SU-11) broadly associated with the Suruca mineralization is also typical of IS systems and is likely due to the former presence of rhodochrosite or manganese-rich calcite in the pre-metamorphic alteration assemblage. High manganese is seen, for example, in holes and in thin sections.

•                  The distance of four kilometres between Chapada and Suruca is within the normal distance range between porphyry and genetically related IS systems.

•                  The presence of iron-poor sphalerite is typical of IS system.

8-5

GOLD HIGH SULPHIDATION SYSTEM

The advanced argillic lithocap was presumably overlying the nearby Chapada Project´s copper-gold porphyry system in the pre-deformation geometry of the magmatic-hydrothermal system.  The lithocap at Chapada Mine hosts anomalous to economic gold values associated with abundant sulphide boxwork and relict pyrite that, given its advanced argillic alteration, must therefore represent a high-sulphidation gold system (HS).

The alteration rocks are represented by aluminum- and potassium-rich kyanite-muscovite-quartz (SQKS) assemblages that result from the metamorphism of clay ± alunite rich alteration.  The other rocks are quartzite and kyanite quartzite (SQZT), which occur as silicified hydrothermal breccias or as vuggy to massive silica, that host most of gold mineralization as well as the sulphides of high sulphidation state (covellite, enargite).

BRASILIANO OROGEN FLUIDS

The disseminated, low grade character of the mineralization at Chapada Mine is relatively unusual for porphyry and IS deposits, which tend to occur more frequently as vein systems or breccia pipes. Yamana believes that the deformation, mainly D2 phase, was responsible for epigenetic hydrothermal processes, associated with the Rio dos Bois shear zone at the end of the Brazilian Orogeny, between 600 and 560 Ma.

The epigenetic hydrothermal fluids are responsible for the remobilization of gold and base metals in both systems (Chapada Mine and Suruca). Chapada is characterized by the transformation of magnetite-biotite gneiss to biotite schist (biotitization) and in Suruca the dissemination of the mineralization in a propylitic halo that is not usual in the IS system.  In the HS system it appears that the epigenetic fluids did not remobilize metals due to the low reactivity of the silicified rocks.

8-6

9 EXPLORATION

CHAPADA DEPOSIT

The following is taken, for the most part, from Coffey (2012).  Pre-Yamana exploration is described in Section 6, History.

As there are few outcrops in the Mine Area due to laterite-saprolite cover, exploration includes mostly drilling.

In 2007, Yamana completed nine diamond drill holes totalling 1,924 m in the eastern portion of the Chapada deposit to confirm mineralization intersected in 1996 by the Santa Elina-Echo Bay joint venture and to test the east syncline area for volcanogenic massive sulphide mineralization.

In early 2008, Richard Sillitoe and Yamana proposed a genetic model of mineralization with a typical porphyry copper-gold system (Cu-Au-Mo association), that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the Neo-Proterozoic for the Chapada region.  The new model considered the original mineralogy may not have been profoundly changed, because of the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite, and biotite under amphibolite facies conditions.  The economic mineralization is structurally controlled by the axial zone of an asymmetric D2 anticlinal fold, due to the remobilization of chalcopyrite.

Sillitoe (2008) notes that porphyry copper-gold deposits worldwide have a strong tendency to occur in clusters, with as many as a dozen discrete centers being known in some districts (e.g., North Parkes, New South Wales, Australia).  The marker for these deposits is a quartz-muscovite kyanite schist horizon which is believed to be a former advanced argillic lithocap.

The 2008 drill program was designed to discover another deposit in the vicinity of Chapada Mine and to test for possible extensions of known resources.  To achieve these objectives, regional geological mapping, and detailed geological mapping of the open pit were carried out, and geological model of the mine was prepared.  Additionally, historic drill holes were re-logged, chip/soil samples were taken, and 5,530 m of diamond drilling was carried out in the vicinity of the Chapada Mine

9-1

During 2010, Yamana drilled sixteen holes in the southwest pit area and completed ten infill diamond drill holes in the northeast area.  Samples from both the exploration and infill program were analyzed in a commercial and accredited laboratory.  Yamana staff carried out quality assurance/quality control (QA/QC) and followed the protocol applied during the previous drilling programs.

In 2011, Yamana continued a drilling program in the southwest pit area consisting of 14,362 m in 63 holes.  Total drilling for the 2011 campaign was 19,305 m.

In 2013 Yamana drilled seven exploration holes for 1,704.09 m in the northeast section of Chapada Corpo Principal with the objective of delineating an inferred resource. Several historic JVE series holes were used to estimate the resource.  In the same area condemnation holes were drilled to sterilize the location of waste dumps in the northeastern portion of the main Pit. In Corpo Sul, an infill drilling program was carried out in the southwest portion of the deposit on a 50 m by 50 m grid to upgrade Indicated to Measured Resources and on a 100 m by 100 m grid to convert Inferred to Indicated Resources.

SURUCA

The pre-1997 exploration is described in Section 6, History.

Yamana began exploration work at Suruca in 2008 with geological mapping, chip sampling, and shallow drilling at Suruca South.  The exploration work was based on the new Yamana/Sillitoe exploration model which focused on the discovery of hydrothermal halos and structures.  In 2009, Yamana renewed its exploration claims and carried out geophysical surveys (induced polarization and magnetics) and drilling.  The 2009 drilling program tested a magnetic anomaly and the area of the garimpeiro workings.  Positive results were achieved.  The 2010 drilling program focused on delineation of the Suruca deposit at 400 m by 200 m spacing followed by infill drilling at 200 m by 200 m spacing.  An infill program of 100 m by 100 m spacing was completed in the north portion of deposit.

9-2

10 DRILLING

CHAPADA DEPOSIT

Yamana commenced drilling the Chapada deposit in 2008.  To date, Yamana has drilled 344 holes for 73,891 m (Table 10-1 and Figure 10-1).  Drilling has delineated the main deposit areas at a spacing of 100 m by 50 m, with a tighter 50 m pattern in the central portion of the deposit.  Some typical drill hole vertical sections are shown in Section 14, Mineral Resources.

TABLE 10-1   YAMANA CHAPADA DRILL HOLES

Yamana Gold Inc. — Chapada Mine

Year	No. Drill Holes	Metres
2008	30	5,126
2009	7	2,352
2010	18	4,373
2011	85	19,305
2012	131	28,568
2013	73	14,167
Total	344	73,891

The 2008 and 2009 drilling campaigns were concentrated in the region named “Near Mine” and on the south portion of the area.  The 2010 and 2011 campaigns targeted the Near Mine and Corpo Sul areas.

The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite, and changed to NQ2 when fresh rock was encountered.  The drill rods were three metres long.

The majority of holes were drilled at an azimuth of 130o and an 85o dip.  Drill holes with inclination between 45o and 85 o were surveyed every three metres downhole using Devicom Deviflex electronic surveying instrument.  No significant deviation issues were found to date.

Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone.

10-1

SURUCA

One hundred and twenty drill holes for 4,050 m were drilled at Suruca by previous owners (Table 10-2); however, the database only contains details of the 1997 Santa Elina/Echo Bay holes with minimal data regarding the WMC reverse circulation drill holes.

TABLE 10-2   HISTORICAL SURUCA DRILL HOLES

Yamana Gold Inc. — Chapada Mine

Company	No. Holes	Metres
INCO/Eluma	4	649.3
EDEN/COMINCO	7	623.6
WMC	91	2,241.0
Santa Elina/Echo Bay	18	536.4
Total	120	4,050.3

The majority of the historical holes were drilled within the saprolite which was characterized by low grade zones (0.1 g/t Au to 0.5 g/t Au), with occasional high grade interceptions between 0.5 g/t Au and 6.0 g/t Au.

Yamana commenced drilling in the Suruca area in 2008 with seven holes for 440 m.  Table 10-3 summarizes the best intersections.

TABLE 10-3   YAMANA SURUCA DRILL INTERCEPTS OF INTEREST

Yamana Gold Inc. — Chapada Mine

Hole ID	Depth (m)	Interval (m)	Grade (g/t Au)
SU-11	112.0	81.0	1.22
	203.0	28.0	1.20
SU-13	7.0	6.0	1.35
	83.6	55.4	0.41
SU-15	52.5	74.7	0.87
	140.3	39.7	0.37
	203.0	30.0	0.55
	248.0	20.0	0.35

The 2009 and 2010 drill programs used a 400 m by 200 m grid, with infill drilling at 200 m by 200 m.  They extended the geometry of the deposit to a known strike length to 2,100 m, a width of 1,000 m, and 500 m depth.  An infill grid of 100 m by 100 m was drilled in the northern portion of the deposit (between lines L500S and L1500S).

10-2

To date, Yamana has drilled 186 holes for 37,899.16 m at Suruca, as summarized in Table 10-4.

TABLE 10-4   YAMANA SURUCA DRILL HOLES

Yamana Gold Inc. — Chapada Mine

Year	No. Holes	Metres
2008	7	439.5
2009	21	6,457.8
2010*	103	20,476.9
2011	55	10,524.96
TOTAL	186	37,899.16

*Includes 11 metallurgical holes for 1,014 m

The drill holes were collared at HW diameter, reduced to HQ diameter at the top of the saprolite and changed to NQ when fresh rock was encountered.  The drill rods were three metres long and the wireline core drilling method was employed.

The majority of holes were drilled at an azimuth of 130o and a 60o dip; some holes were drilled at an azimuth of 310o.  Downhole surveys were taken by the drilling contractor upon completion of the drill hole.  Drill holes with inclination between 45o and 85 o were surveyed every three metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument.  In sub-vertical holes, a PeeWee or EZ-Shot instrument were used.  All holes were surveyed, of which 52% were surveyed using Devicom Deviflex instrument, 46% using Maxibor II electronic instrument, and only 2% using PeeWee instrument.  Generally, the deviation was below 5% and no significant deviation issues were found to date.

Collar surveys were taken by a Total Station GPS in UTM co-ordinates, SAD 69 Brazil datum, 22 South Zone.

Drill hole collars were cased and protected at surface with a cement block affixed with a metal tag stamped with the drill hole number, final depth, inclination, azimuth, and start and finish dates.

RPA OPINION

RPA considers the drilling procedures and sampling methods to be of an acceptable industry standard and suitable for the purpose of Mineral Resource estimation.

10-3

N
670000 E
672500 E
675000 E
677500 E
680000 E
682500 E
8430000 N
8427500 N
8425000 N
8422500 N
Drill Holes:
Corpo Principal
Corpo Sul
Suruca
0
1000
2000
3000
4000
5000
Metres
Figure 10-1
Yamana Gold Inc.
Chapada Mine
Goias State, Brazil
Drill Collar Location
July 2014

10-4

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

No details regarding historical sampling, analysis, and security is available.  The following pertains to Yamana drilling at Chapada (Chapada Corpo Principal and Corpo Sul) and Suruca.

SAMPLE PREPARATION

Drill core is stored under an open sided roofed structure at the exploration camp.  The core is stored in wooden core boxes with a nominal capacity of approximately four metres for NQ or NQ2 sized drill core and three metres for HQ or HW sized core. The boxes are labelled with drill hole number, project name, box number, and downhole depths with an aluminum tag affixed to the box.  Wooden downhole core depth markers are placed in the core box by the driller and affixed with an aluminum tag stamped with the depth, the length of the interval, and the length of the recovered sample.

Upon arrival of the core at the core shed, the hole is checked and marked for lithological contacts.  Samples are marked down the entire length of the hole at one metre intervals, adjusted for lithological contacts.  A red square marked on the box with a pen indicates the start and end of the sample interval, after the paper sample number tags are plasticized and stapled to the core box next to the corresponding sample.

Samples are selected down the entire length of the drill hole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging.  Half core samples are selected by a geology technician or trained sampler.  The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string.  Sample weight is approximately 3.5 kg.  Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiania, State of Goiás.

CORE LOGGING

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization, and alteration.  Codes are assigned for the oxidation state,

11-1

consistency, and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rhodochrosite, chlorite, and kyanite content.  Angles of structures such as foliation and faults are recorded, although drill holes are not oriented.  Sample intervals and sample numbers are also recorded on the exploration hole log.  (When the drill hole is an infill hole, the core is quickly logged, according to the alteration halos with fewer details, and no structural drawings.)

Core sample recovery is not recorded by the geologist, although a record of the drill hole recovery on a run by run basis is recorded manually by the driller.

This information is typed by a geological technician into a digital file for each hole.  The recovery in the mineralized zones is generally very good, on average better than 95%.

DENSITY TESTWORK

Approximately four samples from each alteration halo per drill hole are selected for density testwork by two different methods after sampling and logging.

The first method used is the water displacement method, performed in the logging shed.  This method uses half core samples from eight to twelve centimetres long, weighed indoors, coated with Vaseline to prevent water impregnation, and placed in a plastic beaker containing 500 ml of water to determine the volume of water displacement.  The density value is measured using the following formula:

Density = Weight of sample (g) / (Displaced water volume (ml) – Original water volume (ml))

The second method, which is gravimetric, is done in the laboratory using pulverized samples.  A prepared sample (three grams) is weighed into an empty pycnometer which is filled with methanol and weighed.  From the weight of the sample and the weight of the methanol displaced by the sample, the specific gravity is calculated according to the formula below:

Specific Gravity = Weight of sample (g) / Weight of solvent displaced (g) x Specific gravity of solvent

11-2

Specific gravity is converted to density using the following formula:

Density = Specific Gravity x Density of water (at temperature (t°C)

The factors utilized for converting specific gravity to density are presented in Table 11-1.

TABLE 11-1   SPECIFIC GRAVITY TO DENSITY CONVERSION FACTORS

Yamana Gold Inc. — Chapada Mine

Temperature (°C)	Density (g/cm3)	Temperature (°C)	Density (g/cm3)
19	0.9984	23	0.9975
20	0.9982	24	0.9973
21	0.9980	25	0.9970
22	0.9978	26	0.9968

Some 611 density analyses representing approximately 3% of the samples were collected to date for Chapada Corpo Principal.  The density tests were taken in fresh, mixed and oxidized material, in all mineralized weathered zones, lithologies, and alteration halos. For Corpo Sul, a total of 3,556 density analyses representing approximately 3% of the samples were tested. The density tests were taken in mixed, oxidized, and sulphide materials. For Suruca, a total of 955 density analysis representing approximately 3% of the samples were taken. Table 11-2 presents an example of the density data collected.

TABLE 11-2   DENSITY LOG DATABASE EXAMPLE

Yamana Gold Inc. — Chapada Mine

	Sample		Interval (m)		Sample	Weight	Volume (ml)		Density
Hole	ID	Lithology	From	To	Width	(g) Ps	Initial	Final	(g/cm3)
	1	Cls	25.20	25.36	0.16	394.93	600	740	2.82
	2	Is	29.20	29.35	0.15	389.05	600	740	2.78
	3	Gs	46.11	46.24	0.13	299.25	600	710	2.72
JOT 52	4	Zid	121.62	121.78	0.16	340.15	600	720	2.83
	5	D	131.58	131.73	0.15	393.80	600	730	3.03
	6	Bss	142.50	142.66	0.16	344.45	600	730	2.65
	7	Qsst	205.68	205.82	0.14	302.65	600	710	2.75
	8	Scs	289.39	289.54	0.15	344.23	600	730	2.65
							Average		2.78

11-3

SAMPLE SECURITY

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada Project exploration camp by the drilling contractor, where Yamana geological staff log and sample the core.  The samples are transported to the independent sample preparation facility by a locally based transport company, after which the samples are sent for preparation in ALS Chemex in Goiania, Brazil, and for analysis in Lima, Peru

The analytical laboratory stores all pulps and coarse rejects for forty-five days and then transports them back to the Chapada Exploration Project where all samples are stored in the core storage facility for the life of the Project.

LABORATORY SAMPLE PREPARATION

Sample preparation is undertaken by ALS Chemex in Goiania and involves crushing and pulverization (Codes PREP-33y and PREPINT).  Upon receipt of the samples, each sample is weighed and dried at 100°C for eight to 12 hours.  The entire sample is then crushed to 90% passing <2 mm (10 mesh), split to 0.5 kg in a riffle splitter, and pulverized to 95% passing 150 mesh.  The samples are then split again to 50 g using a rotating splitter/spatula.  The crusher and pulverizer are cleaned between each sample.  Each fraction retained is returned to Yamana.

The samples are then sent to ALS Chemex Lima, Peru for analysis.

SAMPLE ANALYSIS

All Yamana samples are analyzed by fire assay with an Atomic Absorption (AAS) or ICP finish by ALS Chemex Lima, Peru, accredited by the Standards Council of Canada and ISO 9001:2008 and ISO 17025 and SGS GEOSOL, Belo Horizonte, Brazil.  The analysis protocols for ALS and SGS are summarized in Table 11-3.

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TABLE 11-3   ANALYTICAL PROCEDURES

Yamana Gold Inc. — Chapada Mine

Laboratory	Code	Description	Instrument
	Au-AA24	Smelt, Cupellation, Atomic Absorption	Fire Assay/AAS
ALS	Cu-AA62	Atomic Absorption	AAS
	ICP-MS	48 chemical element analysis	ICP-MS
	01	Smelt, Cupellation, Atomic Absorption	Fire Assay/AAS
SGS	02	Atomic Absorption	AAS
	03	48 chemical element analysis	ICP-MS

HISTORICAL SAMPLE ANALYSIS AND QA/QC

In 1996, Echo Bay became actively involved in the drilling and sampling program for the Project.  Samples taken by Santa Elina in 1996 were subject to a rigorous QA/QC program; Geolab in Brazil was the primary assay laboratory and a large number of samples were sent to various laboratories in North America for check assays (Silva, 2011).

IMC Mining (IMC) was contracted to review the historical data.  IMC’s review included the following:

•                  All historical QA/QC control files.

•                  Compare historical data with re-assayed data from analytical laboratories in the US.

IMC concluded that the historical data was appropriate for estimation of Mineral Resources.

YAMANA RE-SAMPLING OF SANTA ELINA CORE

A total of 18 Suruca diamond drill holes from Mineração Alonte (Santa Elina, 1995-1996, prefixed CDR) were re-analysed following Yamana’s procedures.  The new assay results were compatible with the historical results.

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FIGURE 11-1   YAMANA RE-SAMPLING OF SURUCA CORE RESULTS

QUALITY ASSURANCE AND QUALITY CONTROL

Quality assurance (QA) is necessary to demonstrate that the assay data has precision and accuracy within generally accepted limits for the sampling and analytical methods used.  Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of sampling, preparing, and assaying the samples.  In general, QA/QC programs are designed to prevent or detect contamination and allow analytical precision and accuracy to be quantified.  In addition, a QA/QC program can disclose the overall sampling and assaying variability of the sampling method itself.

The assay performance of the primary laboratories used by Yamana was assessed by a review of results from the insertion of certified reference material (CRM) standards.  The CRM is a sample of known value that is used to assess laboratory performance.  A second type of CRM is employed to help identify any contamination issues that may occur at the preparation stage of the assay procedure.  This barren CRM, or blank, is devoid of significant mineralization and is likewise inserted into the sample stream at a prescribed rate.

Assay precision is assessed by reprocessing duplicate samples from designated stages of the analytical process from the primary stage of sample splitting, through sample preparation

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stages of crushing/splitting, pulverizing/splitting, and assaying.  Assay precision is also assessed using the CRM assay data by computing the mean and standard deviation (SD) of the assay dataset and comparing each individual assay against thresholds derived from these calculations.

Yamana conducted an external (independent of the laboratory being assessed), industry-standard QA/QC program for its drill campaigns, which followed written protocols.  Its QA/QC program consisted of the insertion of blanks and CRMs into the sample stream and the running of duplicate field (quarter-core) samples.  Later, pulp duplicate samples were re-assayed at a secondary facility.  RPA reviewed the work and comments on the results in the following sections.  RPA notes that until 2008 the primary laboratory was SGS Geosol.  It was later replaced by ALS Chemex.  RPA’s analysis is divided into two sections to reflect this change.

JULY 2007 TO SEPTEMBER 2008 — SGS GEOSOL

BLANKS

Yamana’s protocol requires the submission of three barren CRMs for every one hundred samples submitted to the laboratory.  RPA compiled and inspected the assay results for gold and copper from the insertion of 83 barren CRMs into the sample stream for the 2007 to 2008 period.  A result greater than ten times the laboratory’s lower detection limit (10DL) is considered by RPA to be out-of-specification (OOS) and a failure.  A number of OOS results may indicate a potential cross-contamination issue between samples during the preparation phase of the assay procedure.  RPA notes that Yamana protocols consider a result of five times the DL (5DL) to be OOS and if greater than five percent of the samples exceed 5DL, the laboratory was notified.  Yamana’s procedures state a process investigation, re-assaying, and assay validation may be required to determine the cause of the failures.

An example of a plot used to evaluate assay performance through the insertion of blank material is illustrated in Figure 11-2.

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FIGURE 11-2   BLANK CRM FOR GOLD

RPA inspected the plotted results and found all 83 values reported by SGS Geosol were within specifications for gold.  For copper, there were 38 results greater than 10DL (45.8% failure rate) which may indicate contamination issues around the preparation of those assays.  In RPA’s opinion, the absence of gold contamination between samples, which is usually more sensitive, makes the copper failures suspect.  RPA is not aware of any steps taken by Yamana to address these OOS results.

RPA also notes that the number of barren CRM submissions makes up about 3% of samples sent for assay which is slightly less than the industry-standard practice of submitting one barren CRM per sample batch, or approximately one blank per twenty-five samples (4% frequency).

STANDARDS

The protocol employed by Yamana requires the submission of three CRM standards for every one hundred samples submitted to the laboratory.  The CRMs are of low, medium, and high grade and were purchased from Geostats Pty Ltd. (Geostats) of Western Australia.  The initial CRMs used in the 2007 and 2008 drill programs are listed in Table 11-4.

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TABLE 11-4   2007 TO 2008 CERTIFIED REFERENCE MATERIALS

Yamana Gold Inc. - Chapada Mine

CRM	Recommended Best Value (% Cu)	Standard Deviation (% Cu)	Recommended Best Value (ppm Au)	Standard Deviation (ppm Au)	Number Employed
GBM903-1	0.2886	0.0143			11
GBM300-5	1.0779	0.0531			16
GBM995-1	0.4155	0.0222			15
GBM995-2	0.2681	0.0140			2
G 303-3			1.93	0.09	1
G 999-1			0.82	0.06	8
G 903-3			0.43	0.03	4
G 303-8			0.26	0.03	7

RPA plotted the assay results for the 64 submissions on scatter diagrams and inspected the plots to assess the accuracy performance of SGS Geosol.  The recommended best value (RBV) and standard deviation (SD) for each CRM were provided by Geostats.  RPA considers an individual assay result to be OOS if it exceeds three times the SD (±3SD) from the RBV.  Two consecutive results exceeding two times the SD (±2SD) are also considered by RPA to be failures.  RPA found one OOS value for copper and one for gold in these data.  RPA notes that some of the standard submissions did not obtain sufficient mass for analysis.  These were classified as NSS (non-sufficient sample) and were not taken into consideration in this analysis.  The remaining results plotted within an acceptable range for accuracy.

RPA also used the assay results from the CRM analyses to assess assay precision.  The mean and SD values were calculated for each CRM from the collective assay results.  The individual samples were then compared to these mean and SD values for each CRM.  RPA considers any individual assay outside of 2SD from the mean of the collective assays to be OOS.  RPA found no precision failures for gold and four values below 2SD from the mean for copper (GMB300-5 (twice), GMB903-1, and GMB995-1).  These precision failures do not adversely affect the overall confidence in the assays but may indicate potential variability inherent in the assay procedures or lack of homogeneity in the CRM.  Examples of accuracy and precision plots are given in Figure 11-3 and 11-4 respectively.

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FIGURE 11-3   ACCURACY RESULTS FOR COPPER

FIGURE 11-4   PRECISION RESULTS FOR GOLD

DUPLICATE ANALYSES

Routine analyses were performed on field duplicates, i.e., a second longitudinal split of the sample half-core to yield two quarter-core samples.  The purpose of this is to measure the precision of the entire sampling and analysis procedure as well as providing a measure of the inherent variability and heterogeneity of the mineralized bodies (nugget effect).  Field duplicates were taken once for each 20 samples (5% frequency).  A total of 129 field

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duplicate analyses were done for gold and 146 were analyzed for copper.  The statistical summaries of the original and duplicate analyses for gold and copper are shown in Tables 11-5 and 11-6 respectively.

TABLE 11-5   SUMMARY STATISTICS FOR ORIGINAL AND FIELD DUPLICATES ASSAY RESULTS FOR GOLD

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	129		129
Mean (ppm Au)	0.044		0.043
Maximum Value (ppm Au)	0.294		0.325
Minimum Value (ppm Au)	0.003		0.003
Median (ppm Au)	0.023		0.024
Variance	0.004		0.004
Standard Deviation	0.059		0.061
Coefficient of Variation	1.35		1.43
Correlation Coefficient		0.907
Relative Standard Deviation		42%
% Difference Between Means		3.5

TABLE 11-6   SUMMARY STATISTICS FOR ORIGINAL AND FIELD DUPLICATES ASSAY RESULTS FOR COPPER

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	146		146
Mean (%)	0.054		0.052
Maximum Value (%)	0.710		0.910
Minimum Value (%)	0.001		0.001
Median (%)	0.020		0.020
Variance	0.009		0.010
Standard Deviation	0.097		0.101
Coefficient of Variation	1.80		1.95
Correlation Coefficient		0.937
Relative Standard Deviation		47%
% Difference Between Means		4.0

RPA plotted the original and field duplicate gold results on scatter diagrams and inspected them for evidence of bias.  RPA found that the original and duplicate results showed good agreement and plotted within an acceptable range with a slight bias toward a higher grade in the original assay.  RPA also plotted the duplicate data on a relative difference (Thompson-

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Howarth) plot and examined the results for evidence of grade bias.  In RPA’s opinion, there is no significant grade bias in the duplicate gold results.

RPA repeated the exercise for 146 field duplicate assays analyzed for copper.  Duplicates and original results showed good agreement and plotted within acceptable ranges.  When plotted on Thompson-Howarth diagrams, RPA observed no significant grade bias.  Examples of the scatter plots and Thompson-Howarth diagrams used in the analysis are shown in Figures 11-5 and 11-6 respectively.

FIGURE 11-5   SCATTER PLOT - FIELD DUPLICATES ANALYZED FOR COPPER

1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.00
0.10
0.20
0.30
0.40
0.50
0.60
0.70
0.80
0.90
1.00
Field Duplicate Assay (% Cu)
Field Original Assay (% Cu)

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FIGURE 11-6   RELATIVE DIFFERENCE (THOMPSON-HOWARTH) PLOT - FIELD DUPLICATES ANALYZED FOR GOLD

FEBRUARY 2010 TO AUGUST 2013 — ALS CHEMEX

BLANKS

Between 2010 and 2013, Yamana submitted 97 barren CRMs to ALS Chemex (following the same protocol of three submissions per 100 samples).  RPA inspected the results and found that all samples plotted below the acceptable tolerance of 10 DL for both gold and copper.

STANDARDS

The CRMs used in the QA/QC program between 2010 and 2013 were purchased from Geostats and are listed in Table 11-7.  A total of 50 CRMs for copper and 45 CRMs for gold were submitted to ALS Chemex following the Yamana protocol of three CRMs per 100 samples.

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TABLE 11-7   2010 TO 2013 CERTIFIED REFERENCE MATERIALS

Yamana Gold Inc. - Chapada Mine

CRM	Recommended Best Value (% Cu)	Standard Deviation (% Cu)	Recommended Best Value (ppm Au)	Standard Deviation (ppm Au)	Number Employed
GBM300-5	1.0779	0.0531			12
GBM302-7	0.2671	0.0150			2
GBM995-1	0.4155	0.0222			21
GBM995-2	0.2681	0.0140			15
G 303-3			1.93	0.09	1
G 303-8			0.26	0.03	22
G 397-6			3.95	0.18	1
G 906-4			1.93	0.10	5
G 998-6			0.80	0.06	15
G 999-1			0.82	0.06	1

RPA plotted the results for the 95 submissions on scatter diagrams and inspected the plots to assess assay accuracy and precision.  RPA used the same criteria as discussed above to define accuracy and precision failures.  RPA found one precision and one accuracy failure for gold (G 998-6) and one precision failure for copper (GBM 300-5).  The OOS results for G 988-6 may have, in RPA’s opinion, been due to mislabelling of the CRM rather than errors at the laboratory.

DUPLICATE ANALYSES

Routine field duplicates were taken from 2010 to 2013 at the same frequency as the 2007 to 2008 program.  A total of 151 quarter-core duplicates were analyzed for gold and copper and the statistical summaries are shown in Table 11-8 and 11-9.

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TABLE 11-8   SUMMARY STATISTICS FOR ORIGINAL AND FIELD DUPLICATES ASSAY RESULTS FOR GOLD

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	151		151
Mean (ppm Au)	0.028		0.028
Maximum Value (ppm Au)	0.560		0.688
Minimum Value (ppm Au)	0.003		0.003
Median (ppm Au)	0.015		0.015
Variance	0.003		0.004
Standard Deviation	0.056		0.065
Coefficient of Variation	1.98		2.27
Correlation Coefficient		0.983
Relative Standard Deviation		35%
% Difference Between Means		-0.6%

TABLE 11-9   SUMMARY STATISTICS FOR ORIGINAL AND FIELD DUPLICATES ASSAY RESULTS FOR COPPER

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	151		151
Mean (%)	0.033		0.032
Maximum Value (%)	0.479		0.490
Minimum Value (%)	0.001		0.001
Median (%)	0.012		0.012
Variance	0.004		0.004
Standard Deviation	0.063		0.063
Coefficient of Variation	1.92		1.98
Correlation Coefficient		0.996
Relative Standard Deviation		12%
% Difference Between Means		1.7%

RPA plotted the gold and copper results on scatter diagrams and relative difference plots and inspected the results for indications of assay and grade bias.  RPA found that duplicate assays for gold were slightly higher than the originals but no grade bias was observed.  For copper, RPA found very good agreement between original and duplicate results and no significant grade bias.

In addition to the field duplicate assays, in February 2011 Yamana initiated an inter-laboratory pulp duplicate program which required one pulp per 20 assays (i.e., one per assay batch or about 5% of the submissions) to be shipped to a secondary laboratory for gold and

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copper analyses.  The purpose of this program was to provide further confidence in the results and validate the assay procedures.  A total of 290 pulp duplicates were shipped from ALS Chemex and analyzed using similar assay procedures by SGS Geosol.  Statistical summaries of the results are shown in Table 11-10 and 11-11.

TABLE 11-10   SUMMARY STATISTICS FOR ORIGINAL AND PULP DUPLICATES ASSAY RESULTS FOR GOLD

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	290		290
Mean (ppm Au)	0.033		0.031
Maximum Value (ppm Au)	0.635		0.555
Minimum Value (ppm Au)	0.003		0.003
Median (ppm Au)	0.017		0.016
Variance	0.003		0.003
Standard Deviation	0.055		0.050
Coefficient of Variation	1.66		1.61
Correlation Coefficient		0.986
Relative Standard Deviation		22%
% Difference Between Means		5.4%

TABLE 11-11   SUMMARY STATISTICS FOR ORIGINAL AND PULP DUPLICATES ASSAY RESULTS FOR COPPER

Yamana Gold Inc. — Chapada Mine

	Original		Duplicate
Number of Samples	290		290
Mean (%)	0.042		0.043
Maximum Value (%)	0.491		0.495
Minimum Value (%)	0.001		0.001
Median (%)	0.014		0.014
Variance	0.006		0.007
Standard Deviation	0.080		0.081
Coefficient of Variation	1.89		1.89
Correlation Coefficient		0.999
Relative Standard Deviation		7%
% Difference Between Means		-1.8%

RPA plotted the results and found that the duplicate pairs plotted within acceptable limits with a slight bias toward higher values for gold in the original assay.  The Thompson-Howarth plot for gold showed no significant grade bias.  The values, for copper, showed good agreement between original and pulp duplicate results on the scatter diagrams.  The relative difference

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plots revealed a mild, but not significant, bias toward higher duplicate assays for very low copper values.

CONCLUSIONS

RPA assessed Yamana’s QA/QC program and found it to be industry standard with a generally acceptable rate of insertion for CRMs and pulp duplicates.

The results of the pulp duplicate assays showed good reproducibility with no discernible grade biases.  The insertion of CRMs showed that laboratory results from SGS Geosol and ALS Chemex were acceptable with respect to precision and accuracy.  The results from the insertion of blanks are also generally acceptable.

In RPA’s opinion, the QA/QC program as designed and implemented by Yamana is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

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12 DATA VERIFICATION

The data verification initiatives undertaken by Yamana, i.e., QA/QC, are discussed in Section 11, Sample Preparation, Analyses and Security.

RPA INDEPENDENT VERIFICATION

The Chapada Mine is an operating mine.  RPA did not collect independent samples to confirm the presence of mineralization.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

CHAPADA DEPOSIT

The following section summarizes the metallurgical testing data available as of the date of the 2004 Feasibility Study as prepared by HATCH and IMC for the Chapada Copper-Gold Project in Goiás, Brazil, and was taken from Coffey (2012).

There was a significant amount of process testing completed on the Chapada Project by third parties.  The results of this test work provided the basis for the development of a straightforward process flow sheet for treating the ore.  Test results indicated that a clean, predominately chalcopyrite concentrate could be produced with associated gold.  Tests and design work indicated that a concentrate grade of 28% Cu was achievable with acceptable recoveries of copper and gold.

The metallurgical test work included the following major components:

•                  Mineralogical studies.

•                  Grinding and Bond Work index tests.

•                  Grind size versus flotation recovery studies including the evaluation of regrind after rougher flotation.

•                  Flotation studies to evaluate reagents, pulp density, pH, and residence time.

•                  Settling tests for thickener design.

Sufficient testing was completed such that Kilborn was able to develop a bankable feasibility design for the process plant in 1997.  The Kilborn flow sheet and plant design was used by Yamana’s predecessors to obtain an updated turnkey cost estimate for plant construction and operation.

The process testing history is summarized below:

•                  Feb 1975: INCO, “Flotation Tests on Project M” — Inco.

•                  April 1979: “Report RT-91228-01-R1”, INCO — Parsons-Eluma Projetos e Consultoria S/C.

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•                  May 1980: “Report RT-91228-03-R1”, Eluma-Noranda RPT “Relatorio 13898”, Eluma-Noranda.

•                  Dec 1981: METAGO, “Metallurgical Processing”, Eluma-Noranda.

•                  May 1982: METAGO, “Report on Bench Scale Flotation”, Eluma-Noranda.

•                  Sep 1995: METAGO, “Estudos de Processo para a Mineracao S. Elina”.

•                  Aug 1996: MacPherson Consultants, “Proposed Grinding Circuit for Chapada Ore”, Santa Elina — Echo Bay Mines.

•                  Feb 1997: LAKEFIELD RESEARCH, “Recovery of Copper and Gold from Samples of Chapada Ore- Progress Report N.1”, Santa Elina-Echo Bay.

•                  Oct 1997: AUGMENT, “Chapada Amenability Test Report”, Santa Elina-Echo Bay.

•                  Nov 1997: Billiton Process Research, “Report PR97/90 — Bacterial Oxidation of Chapada Concentrate” Echo Bay.

•                  2004: CIMM and HDA Services S/C Ltda. (HDA) - SAG/Ball mill test work reports. The study regarding bacterial leaching of the concentration is not being applied to the project at this time. Conventional smelting of the concentrate is anticipated.

For the 2004 Feasibility Study, Hatch relied on the December 1981 metallurgical processing report, the 1997 Lakefield report, and the 2004 CIMM/HDA report as the basis for the current flow sheets, and made the following comments:

•                  Testing for the Parsons-Eluma Projetos e Consultoria S/C report (1981-1982) was carried out at the Metago facility in Goiana, Brazil.  The tests were performed on bulk samples from the exploration shaft and crosscuts.  Locked cycle flotation tests were performed.  A primary grind of 55% -150 µm was selected, although it was noted that the test results were not particularly sensitive to grind.  This report is only of value as a guide, as the flow sheet at that time was radically different from what is envisaged for the feasibility study.  It included the production of separate pyrite and copper concentrates, preceded by multi-stage crushing, and rod and ball milling.  ParsonsEluma Projetos e Consultoria S/C reported that recovery was high, but no assessment of recovery and grade is provided in the report, other than a conclusion that a 28% Cu concentrate would be achieved, with constant tails of 0.04% Cu.

•                  The 1997 Lakefield report is a more comprehensive report, presented in a manner that allows some conclusions to be drawn.  In addition, the Lakefield personnel involved in this work were still available for discussion and commentary.  Lakefield based its work on an aggressive bulk rougher flotation, regrinding of the rougher concentrate and cleaning to produce a high grade concentrate. Lakefield presented the projected metallurgy for Chapada, based on the results of the testing performed (Table 13-1).

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TABLE 13-1   LAKEFIELD PROJECTED METALLURGY

Yamana Gold Inc. — Chapada Mine

		Assay		Distribution (%)
	% wt	% Cu	g/t Au	Cu	Au
Feed	100	0.338	0.328	100	100
Cu Rougher Conc.	7.29	4.78	3.6	95.3	73.8
Cu Cleaner Conc.	1.09	28	18.5	90.2	61.6
Cu Cleaner Tail.	6.2	0.3	0.71	5.1	12.2
Au Carbon					10.2
Final Tail	98.9	0.034	0.09	9.8	28.2

Gold recovery from the cleaner concentrate was 61.6%.

The Lakefield work also found a relative insensitivity to grind between P80s of 100 mm and 200 mm.  As with Parsons-Eluma, Lakefield also selected a P80 of 150 µm, with regrinding to finer than 50 µm to achieve the final concentrate grade.  The selection of a 28% Cu concentrate at a recovery of 90.2% copper was based on a relatively small number (4) of locked-cycle tests.

Hatch concurred with the 28% Cu concentrate grade, but used the IMC Life of Mine (LOM) recoveries of 88.6% for copper and 54.6% for gold based on the LOM head grades and the use of a “fixed” tails grade.  This calculation of recovery was therefore more conservative than the Lakefield conclusions.  If a test work program were to be carried out now, current standards would probably include more samples taken from throughout the deposit (a “metallurgical mapping” program).  In addition, Hatch would recommend further tests to investigate the relatively low gold recovery.

In January 2004, under Yamana’s supervision, five large four metre diameter “shafts” were excavated at Chapada to obtain bulk samples for testing at the CIMM laboratory in Santiago for semi autogenous grinding (SAG)/ball mill evaluation.  The shafts were excavated through the soft soil and overburden to the mineralization to a depth of 30 m to 40 m.  More than 100 t of samples were collected and shipped to CIMM in Santiago, and a SAG/ball mill campaign was conducted during February and March of 2004.

The tests indicated a work index of 15-16 kWh/t, which was somewhat higher than the values indicated in previous work (12-13 kWh/t).  These higher values were used, due to the quality of the samples and the reputation of CIMM, to develop the grinding circuit and size the main

13-3

equipment (mill and pebble crusher size and power, and SAG mill discharge screen).  The test work was managed by HDA of Sao Paulo, and the results provided to Hatch.  Only a limited amount of sedimentation and filtration work was carried out by Hazen Research Inc. in 1996.

In December 2008, HDA prepared a Comminution Circuit Report, as summarized below.  A solid ore characterization program and comprehensive survey campaigns were the basis for simulations carried out for the expansion of the Chapada grinding circuit.  The former included the assessment of breakage characteristics and flotation performance of five individual ore types occurring in the Chapada deposit, while the latter comprised two detailed surveys in the existing industrial grinding circuit.

The breakage characteristics of all five main ore types were assessed by high-energy comminution (DWT — Drop Weight Test), low-energy comminution (abrasion test), and ball milling (BWI — Bond Work Index).  In all cases, the ANX (Amphibole schist) ore type indicated distinctive breakage characteristics, as compared to the other four, i.e., SRT (Sericitic schist), QSRT (Sericitic Quartzite), GNS (Gneiss), and BTO (Biotite schist).  Accordingly, test results showed that ANX is a much more competent ore, while BTO and SRT were considered friable ore types.  Both GNS and QSRT were classified as extremely friable in terms of resistance to high-energy comminution.

Even though the ANX indicated the highest value of Bond Work Index among the five ore type results, the differences were not as severe as those obtained for the high-energy resistance.  Bond Work Index was within the 12.01 kWh/t to 14.44 kWh/t range for all five ore types.  Flotation testing indicated that the highest copper and gold recoveries were obtained for samples ground at P80 within the 0.21 mm to 0.25 mm range for the SRT, QSRT, GNS, and BTO ore types.  Conversely, the ANX ore type indicated the highest copper and gold recoveries corresponded to the finer grinding size, in this case, at P80 equal to 0.15 mm.  Testwork performed in 2013 for the Regrind Project, described in Section 21, Capital and Operating Costs, indicated that even for the GNS, SRT, and BTO ore types ground to P80 equal to 0.16 mm there was an improvement in the copper and gold recoveries.

The models developed based on the current Chapada operation were considered robust for simulating the entire grinding circuit, including all processing equipment such as SAG and ball mills, cone crushers, screens and cyclones, as well as High Pressure Grinding Rolls (HPGR).

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In particular, the HPGR model was calibrated on the basis of a comprehensive testing program carried out at a selected manufacturer laboratory in Germany.

On the basis of individual calibrated models, a base scenario was assembled which consisted of the complete Chapada comminution circuit integrated into a simulation of the current circuit operating under nominal conditions.  Nominal capacity was assumed to be 16 Mtpa which resulted in 2,058 tonnes per hour (tph) plant throughput.

Both 20 Mtpa and 24 Mtpa phases of the expansion project of circuit capacity were based solely on the currently installed equipment at the Chapada grinding circuit.  In both cases, the existing mills (SAG and ball mill) were adjusted to operate under increased power draw mode, which provided the extra energy required for fragmentation.  The grinding circuit product was simulated for a P80 of 0.22 mm to 0.23 mm, well within the selected conditions by the flotation test campaign.

In a study for expansion to 32 Mtpa, which was established for a 100% throughput increase above the base scenario, a second (new) grinding line was simulated, as the required capacity exceeded the maximum throughput for the existing industrial circuit.  Under this scenario, the existing circuit could process QSRT, GNS, SRT, and BTO ore types, while the new line would receive only the ANX ore type.  Such a scenario is based on the conclusions that QSRT, GNS, SRT, and BTO ore types were relatively more friable, while the copper and gold recoveries were found at coarser grinding sizes than the ANX ore type.

The expansion to 20 Mtpa capacity was completed in 2009 with the installation of an additional crusher and adjustments in the SAG and ball mill circuits.  With further optimizations, the plant capacity has been increased to 22 Mtpa.  The expansion to 32 Mtpa was not implemented.

Simulations indicated that the existing grinding circuit would process 3,365 tph of QSRT, GNS, SRT and BTO combined ore types, for a nominal P80 equal to 0.22 mm.  In this case, the remaining throughput would have to be directed to the new grinding line, which corresponds to 750 tph, or 18% of total plant capacity planned for in the Phase III expansion. The final product was simulated for a P80 equal to 0.15 mm.

13-5

Among the two alternatives simulated for the new grinding line, the SAG/ball mill requires a smaller ball mill, but with slightly higher energy consumption (5%), when compared with the HPGR/Ball Mill option.  Total installed power would also be higher for the SAG/ball mill alternative (9.75 MW), compared to 8.70 MW figure obtained for the HPGR/ball mill option.  However, such a difference in installed power would be reduced in the case of a coarser grinding size (P80 = 0.21 mm), as indicated by the simulations.  Accordingly, ball mill installed power would be 2.8 MW and 4.5 MW, respectively for the SAG/Ball mill and HPGR/Ball mill alternatives.

CORPO SUL

Metallurgical studies were conducted on samples from Corpo Sul in 2012 and 2013 at the USP Simulation and Control Laboratory (EP-USP), HDA Serviços S/S Ltda. (HDA), and Funmineral Laboratory (Funmineral) as follows:

•                  Sept 2012:  Characterization — EP-USP

•                  Sept 2012:  Comminution — HDA

•                  Sept 2012:  Flotation, leaching, and gravimetric —Funmineral

•                  Nov 2012:  X-Ray diffraction study — EP-USP

•                  Nov 2012:  Comminution — HDA and EP-USP

•                  Nov 2012:  Flotation, leaching, and gravimetric —Funmineral-GO

•                  July 2013:  Comminution - HDA and EP-USP

•                  July 2013:  Pilot scale test including milling and flotation -  Funmineral-GO

Recoveries in bench scale testing ranged from 66% to 84% for Cu and 45% to 57% for Au.  The BTO rock type which represents the highest percentage of reserves at Corpo Sul indicated process recoveries of 84% for Cu and 57% for Au.

SURUCA

The mineralization at Suruca is sub-divided as oxides and sulphides although there is a narrow transitional zone.  Separate test work programs were conducted for the oxide and sulphide samples.

13-6

A draft metallurgical report was produced by Yamana in September 2010 summarizing the tests conducted and available results, entitled “Relatorio de Estudos Metalurgicos — Alvos de MMIC” (translated as “Metallurgical Study Report on Ore from the Maracá Region”).

Improvements in gold and copper recovery from the existing Chapada Mine treatment plant were investigated, while bench and pilot scale testing on the various Suruca ore types were conducted concurrently.  The study was completed by U. I. Minerals (UIMIN) in July 2010 and entitled “Review of & Recommendations for the Chapada Plant — Current and Future Developments”.

Three ore types were studied but only two types were relevant in the context of the Suruca deposit, gold oxide and gold sulphide.  Table 13-2 summarizes the characteristics of the ore types.

TABLE 13-2   SURUCA ORE CHARACTERISTICS

Yamana Gold Inc. — Chapada Mine

	Gold Sulphides	Gold Oxides
Gold Grade (g/t)	0.57	0.45
Copper Grade (ppm)	156	246
Total Sulphur Grade (%)	1.68	0.11

The following metallurgical test work programs were initiated:

•                  Characterization — USP Laboratories.

•                  Physical Parameters Characterization — HAD.

•                  Gravity and Leaching Studies — Knelson Research and Technology Centre.

•                  Exploratory Studies for Flotation and Leaching Steps 1 and 2 — John Clark, Yamana Metallurgy Department and Funmineral Laboratories.

•                  Evaluation Studies of Heap Leaching — Kappes, Cassiday & Associates.

OXIDE CHARACTERIZATION

A summary of the oxidized ore studies are as follows:

13-7

•                  Free gold particles 3.7% (greater than 37 µm).

•                  55% of the gold associated with oxygen and hydroxides of iron.

•                  31% of the gold associated with silicates.

•                  10% of the gold associated with other minerals.

•                  The gold grains have an average size of 8 µm.

•                  Cyanide leaching of the whole ore sample at 100% passing 840 µm and 150 µm indicated gold recoveries of 75.9% and 89% respectively.

•                  Physical characterization test work indicated a bond work index (BWi) value of 16.6 kWh/t for a product grind size of 74 µm indicating that the Suruca oxide sample tested is moderately hard from the perspective of conventional ball mill grinding drop weight index (DWi) testing indicated that the sample tested was extremely friable.

•                  Gravity characterization test work was carried out by Knelson Research Laboratories. A conventional GRG (gravity recoverable gold) test indicated a gravity recovery of 35.4%. Leaching of the gravity concentrate with cyanide indicated a leach recovery of a 99% compared to direct leaching of the ore crushed to less than 147 µm, which gave a cyanide leach recovery of 93.6%.

•                  Flotation test work conducted on the oxide samples produced poor results with an overall flotation and leaching recovery of the flotation concentrates produced of approximately 30% of the feed gold content.

•                  Column leach tests conducted were positive. A total of 92% of the contained gold was recovered from the oxide sample submitted in a period of 52 days leaching. The sodium cyanide consumption was calculated to be 0.44 kg/t using a Portland cement addition rate of 18 kg/t. The agglomerated sample was also strongly agglomerated based on the promising “slump” tests results indicating 0% slump with no pooling or channelling noted during the testing.

SULPHIDE CHARACTERIZATION

A summary of the sulphidized ore studies are as follows:

•                  Free gold particles 26% (greater than 37 µm).

•                  59% of the gold associated with sulphides, predominantly pyrite.

•                  9% of the gold associated with silicates.

•                  4% to 6% of the gold associated with tellurides.

•                  The gold grains have an average size of 3 µm.

13-8

•                  Cyanide leaching of the whole of ore sample at 100% passing 75 µm indicated a gold recovery of 88.0. Technological characterisation of the sample indicated a total gold recovery of 76.9% for a sample less than 300 µm in size.

•                  Physical characterization test work indicated a BWi value of 15.4 kWh/t for a product grind size of 74 µm indicating that the Suruca sulphide sample tested has a moderately to high hardness from the perspective of conventional ball mill grinding.  DWi testing indicated that the sulphide ore is very competent in nature.

•                  Gravity characterization test work was carried out by Knelson Research Laboratories. A conventional GRG (Gravity Recoverable Gold) test indicated a gravity recovery of 35.2%.  Leaching of the gravity concentrate with cyanide indicated a leach recovery of a 95% compared to direct leaching of the ore crushed to less than 109 µm, which gave a cyanide leach recovery of 82.3%.

•                  Flotation testing was conducted in two separate stages. The stage 1 results utilizing locked cycle testing indicated gold recoveries of 82% and 85% when leaching the flotation concentrates produced. The second set of flotation tests indicated 82% recovery for flotation and 85% leach gold recovery of the concentrate produced at a grind size P80 of 75 µm.

PROCESS DESIGN CRITERIA

The process design criteria are based on the premise of treating Chapada and Suruca run-of-mine material concurrently at the Chapada Mine treatment plant.  It essentially involves:

•                  Treating the Suruca oxidized ore using conventional heap leaching with agglomeration technology projected to begin in 2016.

•                  Modifying the treatment plant to improve recoveries of copper and gold from Chapada and Suruca sulphide ores.  Suruca sulphide ore processing is planned to begin in 2032.

As a result of the separate oxide and sulphide treatment plants, two separate process design criteria were developed, as detailed in Tables 13-3 and 13-4.

13-9

TABLE 13-3   OXIDE PROCESS DESIGN CRITERIA — HEAP LEACH OPERATION

Yamana Gold Inc. — Chapada Mine

Item	Value
Average Annual Stacked Treatment Rate (t)	4,000,000
Average Gold Grade Stacked (g/t)	0.477
Overall Plant Gold Recovery (%)	90.0
Average annual production of gold (oz)	55,209
Run of Mine (ROM) top size (mm)	600
Ore Moisture Content — Range (%)	5 to 8
Agglomerated Ore Moisture Content (%)	12 to 15
Apparent Density of ROM ore (t/m3)	1.4
Average Cement Addition Rate (kg/t)	15.0
Average Cyanide Addition Rate (kg/t)	0.10
Design Application Rate (L/hr/m2)	10.0
Number of Leach Cycles	1
Application Period (days)	90
Design Application Volume (m3/t)	3.2
Life of Mine (yr)	6

TABLE 13-4   SULPHIDE PROCESS DESIGN CRITERIA — MODIFIED MARACÁ TREATMENT PLANT

Yamana Gold Inc. — Chapada Mine

Item	Value
Annual Treatment Rate (t) — Plant	22,000,000
Annual Treatment Rate (t) — Suruca	7,377,000
Annual Treatment Rate (t) — Chapada	14,663,000
Integrated Life of Mine (years)	6
Proportion of Suruca Ore in Plant Feed Blend (%)	33.4
Proportion of Chapada Ore in Plant Feed Blend (%)	66.6
Gold Grade (g/t) — Plant	0.278
Gold Grade (g/t) — Suruca	0.553
Gold Grade (g/t) — Chapada	0.141
Gold Recovery (%) — Plant	69.4
Gold Recovery (%) — Suruca	79.8
Gold Recovery(%) — Chapada	64.2
Gravity Gold Recovery (%) — Plant	33.4
Flotation Gold Recovery (%) — Plant	46.4
Annual production of Gold (oz)	136,627
Copper Grade (%) — Plant	0.161
Copper Concentrate Grade (%) — Plant	23.65%

13-10

Item	Value
Copper Recovery (%) — Plant	84.8%
Copper Recovered (tonnes) — Plant	30,048
Copper Concentrate (tonnes) — Recovered	127,053
Crushing Circuit Operational Efficiency (%)	75
Comminution and Hydromet Operational Efficiency (%)	92
Operating Work Index Requirement — p80 of 75 µm (kWh/t) - Plant	28.5
Flotation Circuit — Mass Pull to Copper Concentrate (%)	1,5
Flotation Circuit — Mass pull to Pyrite Concentrate Leach Circuit (%)	4,52
Cyanide Addition Rate (kg/t of concentrate)	0,42
SMBS Addition Rate (kg/t of concentrate)	0.75
Collector Addition Rate (kg/t of new feed)	40
SAG Mill Grinding Media Consumption — 5" (g/t of new feed)	200
Ball Mill Grinding Media Consumption — 3" (g/t of new feed)	300
Vert-Mill Mill Grinding Media Consumption — 1" (g/t of new feed)	25
Pyrite Grinding Mill Media Consumption — 2" (g/t of new feed)	300
Total Grinding Media Consumption — Plant (g/t of new feed)	825

13-11

14 MINERAL RESOURCE ESTIMATE

SUMMARY

RPA has reviewed the updated Mineral Resource estimates for the Chapada (Chapada Corpo Principal, Corpo Sul) and Suruca deposits, carried out by Yamana personnel, effective December 31, 2013.  No production has taken place from mineralization in the Mineral Resources during the period January 1 to May 31, 2014 inclusive.  The Mineral Resource estimate is based on open pit mining scenarios, and Chapada Corpo Principal and Corpo Sul Mineral Resources are constrained by Whittle optimized pits which are based on a copper and gold net smelter return (NSR) cut-off.  The Chapada NE deposit is included in the Inferred Resource for Chapada.  RPA did not audit the Chapada NE Mineral Resource as it represents less than 2% of the total Mineral Resource. RPA has reviewed the estimation methodologies, classification criteria, and Mineral Resource reporting adopted by Yamana.

Mineral Resources for Chapada and Suruca have been reported separately as they are different deposits with different commodities and will be mined and processed as separate operations.

A summary of the Mineral Resources at Chapada and Suruca, dated May 31, 2014, is given in Table 14-1.

14-1

TABLE 14-1   MINERAL RESOURCES - MAY 31, 2014

Yamana Gold Inc. - Chapada Mine

	Tonnes	Au		Cu
Category	(000)	(g/t)	(000 oz)	(%)	(Mlb)
CHAPADA
Measured	22,636	0.21	155	0.17	84
Indicated	150,968	0.14	673	0.24	790
Measured + Indicated	173,604	0.15	829	0.23	874

Inferred	127,683	0.13	526	0.26	731

SURUCA
Measured	—	—	—	—	—
Indicated	82,161	0.48	1,276	—	—
Measured + Indicated	82,161	0.48	1,276	—	—

Inferred	27,553	0.44	386	—	—

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources for Chapada and Suruca have been reported separately as they are different deposits with different commodities.

3.              For Chapada Corpo Principal and Corpo Sul, Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au for Oxide and a variable NSR cut-off for Sulphide depending on the haulage distance.  The average NSR cut-off value is $4.86/t.

4.              For Suruca, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and 0.3 g/t for Sulphide.

5.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce and a long-term copper price of US$3.50 per pound.

6.              Mineral Resources at Chapada Corpo Principal and Corpo Sul are constrained by an optimized pit and the December 2013 topographic surface.

7.              Mineral Resources are exclusive of Mineral Reserves.

8.              Numbers may not add due to rounding.

RPA is not aware of any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the current resource estimate.

DATABASE

RPA was supplied with databases for the Yamana Chapada (Chapada Corpo Principal and Corpo Sul), and Suruca deposits.  The drill hole database comprised a total of 982 drill holes with 170,835 m of drilling at an average length of hole of 174 m. The database consisted of

14-2

header, survey, assay, lithology, and density information.  A summary of the databases used for resource estimation is given in Table 14-2 below:

TABLE 14-2   DESCRIPTION OF CHAPADA AND SURUCA DATABASE

Yamana Gold Inc. — Chapada Mine

Area	Chapada Corpo Principal	Corpo Sul	Suruca	Total
Number of DDH	405	346	231	982
Number of Assays	36,451	46,076	38,681	121,208
Number of Surveys	415	21,985	13,269	35,669
Number of Litho Entries	35,733	8,207	3,704	47,644
Total Length	56,736	70,977	43,121	170,835
Average Depth	140	205	187	174

Drill hole spacing over the property ranges between sections spaced on 50 m and 200 m section lines.  At Chapada, drilling is spaced between 50 m and 100 m towards the centre of the deposit and 100 m to 200 m on the peripheries.  At Suruca drilling is spaced on 100 m sections in the northeast and 200 m to the southwest.  Figure 14-1 shows a drill plan for the three deposits.

RPA is of the opinion that the Yamana Chapada and Suruca databases are sufficient to support Mineral Resource estimation.

14-3

N
670000 E
672500 E
675000 E
677500 E
680000 E
682500 E
8430000 N
8427500 N
8425000 N
8422500 N
Drill Holes:
Corpo Principal
Corpo Sul
Suruca
0
1000
2000
3000
4000
5000
Metres

Figure 14-1

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Drill Location Map

July 2014

14-4

GEOLOGICAL INTERPRETATION

Yamana personnel developed wireframe 3D solid representations of geological features using Datamine Studio 3 with refinements in Leapfrog 3D software. Geological interpretations were completed on vertical sections, snapping polyline rings to drill hole intercepts. Solids were created for each rock type, litho-structural and oxidation domain as illustrated in Figure 14-2 and Figure 14-3.

For Chapada, a mineralization envelope was created to define grade continuity within the deposit. The mineralization envelope was modelled following a copper equivalent guideline of 0.15% CuEq (Figure 14-4). The copper equivalent expression is given as:

The wireframes used for constraining block estimates at Chapada have been updated to the southwest (Corpo Sul), incorporating the additional drilling performed during 2012. The interpretation for the northeast portion (Chapada Corpo Principal) remains unchanged as of the interpretation generated in 2011.

For Suruca, fourteen grade shells were modelled using a 0.2% CuEq.  Yamana created seven internal waste solids to separate out barren zones within the fourteen grade shells (Figure 14-5).

The topography surface used in the models was developed in part from topographic points collected in the field with a total station survey instrument and also by topographic restitution. The surface was interpolated using Micromine considering all collar information from the drill holes to reproduce the primitive topography surface.

A detailed topography was collected using 3D Laser Scanning (Triangulation Irregular Network — TDN) to produce an as-mined pit surface as of December 31, 2012. The block model was clipped to this pit shell (Figure 14-6).

RPA is of the opinion that the geological interpretations for Chapada and Suruca are suitable to support resource estimation and meet industry standards.

14-5

N
-8200 Elev
-8300 Elev
-8500 Elev
-8600 Elev
-8800 Elev
-8900 Elev
-9000 Elev
-9100 Elev
-9200 Elev
-9400 Elev
-9500 Elev
-9700 Elev
-10000 Elev
-8700 Elev
-9300 Elev
-9600 Elev
-9900 Elev
-10200 Elev
671500 E
672000 E
672500 E
673000 E
673500 E
8431000 N
8430000 N
675000 E
0 500 1000 1500 2000
Metres

Figure 14-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Isometric View Showing Vertical Section Polylines for Chapada

July 2014

Source: Yamana Gold Inc., 2014.

14-6

8424000
8423500
8423000
CS_16
CS_13
CS_118
CS_108
CS_73
CS_182
CS_92
0 100 200 300 400 500
Metres
8424500
8424000
8423500
CS_174
CS_176
CS_175
CS_171
0 100 200 300 400 500
Metres

Legend:
- *Soil*
- *Mix*
- *SRT*
- *SCRT*
- *ANX*
- *Base ANX*

Figure 14-3

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Typical Vertical Section for Chapada

July 2014

Source: Yamana Gold Inc., 2014.

14-7

550
500
450
400
350
300
250
200
150
100
50
0
8423500
671500
8423000
Surface
Drill Hole Trace
0.15% CuEq Grade Shell
0 50 100 150 200 250
Metres

Figure 14-4

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

July 2014

Source: Yamana Gold Inc. 2014.

14-8

Base of Oxidation
Base of Transition
Surface
AuCu Domain
Au Domain
Internal Waste Domain
SU_54
SU_146
SU_35
SU_142
SU_33
CRD03
SU_139
CRD02
CRD01
SU_31
681300
681400
681500
681600
681700
681800
500
400
300
200
100
0
0 20 40 60 80 100
Metres
July 2014

Figure 14-5

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil

Typical Vertical Section Through Suruca

14-9

600 Elev
500 Elev
400 Elev
300 Elev
200 Elev
100 Elev
0 Elev
675400 E
675500 E
675600 E
675700 E
675800 E
675900 E
Surveyed Pit Topography
Drill Hole
Optimised Resource Pit
0 20 40 60 80 100
Metres

Figure 14-6

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Vertical Section Through Chapada As-mined Topography and Optimised Resource Pit

July 2014

14-10

RAW ASSAYS

For Chapada Corpo Principal and Corpo Sul, Yamana performed exhaustive statistical analysis for drill hole intercepts falling within the litho-structural wireframes, sub-divided into two groups depending on whether the intercepts were inside or outside the grade shells. In addition, raw statistics were also generated for intercepts falling within the litho-structural domains only (not sub-divided).

For Suruca, statistical analysis on raw assays was performed on two domains, the “Au” domain and the “AuCu” domain.

A summary of the univariate statistical analyses are given in Table 14-3:

TABLE 14-3   SUMMARIZED RAW STATISTICS

Yamana Gold Inc. — Chapada Mine

Grade Shell	Domain	Variable	Number of samples	Minimum	Maximum	Mean	VAR	STDEV	CV
Chapada Corpo Principal
Combined	All Rock Types	Au (g/t)	44939	0.000	24.02	0.125	0.06	0.25	1.8
Combined	All Rock Types	Cu (%)	45991	0.000	6.00	0.185	0.05	0.23	1.3
Inside	All Rock Types	Au (g/t)	21670	0.000	24.02	0.236	0.10	0.32	1.0
Inside	All Rock Types	Cu (%)	22084	0.000	4.60	0.325	0.07	0.26	0.7
Outside	All Rock Types	Au (g/t)	23269	0.000	5.00	0.026	0.00	0.06	3.0
Outside	All Rock Types	Cu (%)	23907	0.000	6.00	0.053	0.00	0.07	1.4
Corpo Sul
Combined	All Rock Types	Au (g/t)	35938	0.002	4.11	0.112	0.04	0.21	1.9
Combined	All Rock Types	Cu (%)	36626	0.001	2.30	0.142	0.03	0.17	1.2
Inside	All Rock Types	Au (g/t)	25485	0.002	24.02	0.204	0.09	0.30	1.5
Inside	All Rock Types	Cu (%)	25753	0.001	4.60	0.269	0.04	0.21	0.8
Outside	All Rock Types	Au (g/t)	18782	0.002	3.50	0.027	0.00	0.05	1.9
Outside	All Rock Types	Cu (%)	19285	0.001	1.30	0.046	0.00	0.05	1.1
Suruca
Inside	Au	Au (g/t)	9236	0.005	77.00	0.427	2.09	1.44	3.4
Inside	AuCu	Au (g/t)	1726	0.002	7.07	0.201	0.06	0.25	1.2
Inside	Au	Ag (g/t)	8976	0.02	100.00	1.47	7.41	2.72	1.85
Inside	AuCu	Ag(g/t)	1679	0.2	9.6	1.335	0.92	0.96	0.72

Notes:

1.              The statistics presented in the table for Chapada Corpo Principal and Corpo Sul have been summarized by RPA for reporting purposes. The average grades are weighted by the number of records in each domain sub-set and variances are the result of pooled variances for all rock types within the domain population.

14-11

COMPOSITING AND EXPLORATORY DATA ANALYSIS

Yamana selected a two metre composite length for Chapada Corpo Principal and Corpo Sul and a 2.5 m composite length for Suruca.  The justification for the length selection was the dominant sampling length or a common length of which dominant sample lengths are multiples.

RPA has reviewed the compositing strategy and resulting composites and is of the opinion that the composites are adequate to support Mineral Resource estimation.  While RPA did not detect bias as a result of varying composites lengths or the length chosen, RPA recommends, as a future improvement to the model, that Yamana composite to one or two metre lengths at Suruca, given that the dominant sampling length at the Project is one metre.

Yamana performed exhaustive statistical analysis on the composites. The domains used are those described in the Raw Assays section.  A summary of the composite statistics is given in Table 14-4:

TABLE 14-4   SUMMARIZED COMPOSITE STATISTICS

Yamana Gold Inc. — Chapada Mine

Grade Shell	Domain	Variable	Number of samples	Minimum	Maximum	Mean	VAR	STDEV	CV
Chapada Corpo Principal
Combined	All	Au (g/t)	32584	0.00	18.73	0.12	0.05	0.23	1.88
Combined	All	Cu (%)	33643	0.00	4.02	0.18	0.04	0.21	1.15
Inside	All	Au (g/t)	15669	0.00	18.73	0.24	0.09	0.29	1.24
Inside	All	Cu (%)	16073	0.00	4.02	0.33	0.05	0.23	0.71
Outside	All	Au (g/t)	16915	0.00	3.04	0.03	0.00	0.04	1.68
Outside	All	Cu (%)	17570	0.00	3.04	0.05	0.00	0.06	1.20
Corpo Sul
Combined	All	Au (g/t)	42817	0.00	18.59	0.10	0.04	0.21	2.12
Combined	All	Cu (%)	43383	0.00	3.94	0.13	0.03	0.17	1.28
Inside	All	Au (g/t)	18837	0.00	18.73	0.21	0.08	0.29	1.35
Inside	All	Cu (%)	19152	0.00	4.03	0.28	0.04	0.20	0.70
Outside	All	Au (g/t)	22304	0.00	2.75	0.02	0.00	0.04	1.96
Outside	All	Cu (%)	23028	0.00	3.72	0.04	0.00	0.05	1.28
Suruca
	Au	Au (g/t)	4274	0.01	47.11	0.41	0.78	0.88	2.17
	Au	Ag (g/t)	4143	0.02	59.00	1.22	2.7	1.64	1.35

Notes:

1.              The statistics presented in the table for Chapada Corpo Principal and Corpo Sul have been summarized by RPA for reporting purposes. The average grades are weighted by the number of records in each domain sub-set and variances are the result of pooled variances for all rock types within the domain population.

14-12

RPA notes that the exhaustive statistical analysis performed by Yamana is good practice. The information gathered provides an understanding of how the statistical characteristics of domains are related to the geological controls on mineralization.  Subsequent to the composite statistical analysis, Yamana has performed variography and estimation on these segregated distributions. RPA is of the opinion that the segregation of the composite distribution into discrete populations appears excessive. RPA recommends investigating the sub-division of the distribution into “inside” and “outside” with respect to the grade shells only and located within similar areas and/or with similar orientations.

OUTLIER TREATMENT

Metal grade distributions are commonly positively skewed and contain a small proportion of samples which account for a disproportionate amount of the total contained metal. While these potentially outlying values are in many cases actual measurements of the contained metal within a sample, estimation of larger block volumes using these extreme values may result in block grades that are not likely achievable in any given mining scenario.

Yamana performed statistical analysis on the data, testing for the presence of high grade outliers. After compositing the assays, Yamana used a combination of histograms and probability plots to identify outliers and to determine capping thresholds on a per domain basis. A summary of the capping thresholds used by Yamana is given in Table 14-5:

TABLE 14-5   CHAPADA AND SURUCA CAPPING

Yamana Gold Inc. — Chapada Mine

Domain	Au (g/t)	Cu (%)	Ag (g/t)
Chapada Corpo Principal
OXIDADO	2.00	1.20	—
MIX	1.15	2.00	—
ANX Ore	2.50	1.75	—
ANX Waste	0.50	0.70	—
BTO Ore	1.95	1.55	—
BTO Waste	0.52	0.48	—
BASE	0.60	0.35	—
CRT (Ore)	1.80	1.20	—
CRT (Waste)	0.13	—	—
GNS (Ore)	2.25	2.00	—

14-13

Domain	Au (g/t)	Cu (%)	Ag (g/t)
GNS (Waste)	0.40	0.35	—
QDPB Ore	0.95	—	—
QDPB Waste	0.12	0.20	—
QSRT Ore	0.50	0.65	—
QSRT Waste	0.28	0.25	—
SIL (Ore)	1.80	1.00	—
SIL (Waste)	0.17	0.27	—
SRT	0.20	0.25	—
Corpo Sul
QDPB (CS ore)	1.00	0.92	—
BT (CS ore)	2.30	1.40	—
ANX (CS ore)	0.38	0.48	—
OXI (CS ore)	1.20	1.00	—
MIX (CS ore)	0.63	1.40	—
SRT (CS ore)	0.40	0.30	—
SIL (CP ore)	1.80	1.00	—
BTO (SW ore)	0.25	0.44	—
OXI (SW ore)	—	0.65	—
Mix (SW ore)	—	0.48	—
BASE	0.35	0.36	—
QSRT	0.50	—	—
ANX	0.05	0.03	—
OXI (Waste)	0.17	0.17	—
MIX (Waste)	0.29	0.58	—
QDPB (Waste)	0.07	0.25	—
SRT (Waste)	0.08	0.17	—
ANX (SW Waste)	0.23	0.35	—
ANX (CS Waste)	0.06	0.18	—
BTO (CS Waste)	0.19	0.23	—
BTO (SW Waste)	0.06	0.14	—
SIL (CP Waste)	0.17	0.27	—
Suruca
Domain Au	4.00	—	10.5
Domain AuCu	0.70	—	3.00

RPA has reviewed the capping grades used during estimation and is of the opinion that they are appropriate, though slightly conservative, which may be attributed to excessive sub-domaining reducing the size of statistical populations. RPA also recommends that assays be capped as opposed to composites.

14-14

DENSITY

Bulk density measurements were conducted at the Project site on drill core samples. Details of the bulk density study is given in Section 11 of this report.  The bulk densities used during tonnage estimation are averages for fine saprolite (oxide), coarse saprolite (mix) and hard rock. The following specific gravities were applied to block volumes for tonnage estimations:

TABLE 14-6   BULK DENSITY

Yamana Gold Inc. — Chapada Mine

Oxidation Zone	Chapada Corpo Principal	Corpo Sul	Suruca
Oxide	1.85	1.69	1.49
Mix	2.35	2.4	2.12
Hard Rock	2.74	2.75	2.88

VARIOGRAPHY

Yamana calculated experimental variograms on composites divided up by litho-structural domains (Chapada Corpo Principal, Corpo Sul), grade shell (Chapada Corpo Principal, Corpo Sul, and Suruca) and oxidation domain (Suruca) for copper and gold separately.  Variograms were calculated using non-standardized traditional variogram formulations.  The nugget effect was fit to downhole variograms and anisotropy was determined from directional variograms.  Yamana interpreted the results of the variography as directions of geological continuity.  In the absence of meaningful semi-major (horizontal) experimental variograms, omni-directional variograms were calculated to model the major and semi-major directions.  The variogram models generated were used to guide search ranges and rotations.  The results of the variography are given in Tables 14-7 to 14-11.

RPA is of the opinion that the excessive sub-domaining in the absence of clear distinction between the controls on mineralization of litho-structural domains is inhibitive in terms of producing meaningful and useful variograms. RPA recommends further investigation into the controls on mineralization and the legitimacy of the geological and statistical constraints on data during exploratory variography.

14-15

TABLE 14-7   VARIOGRAM PARAMETERS CHAPADA - GOLD

Yamana Gold Inc. — Chapada Mine

					Structure 1					Structure 2					Structure 3
Domain	Az (o)	Plunge (o)	Dip (o)	Nugget	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)
ANX_CP - Ore	50	0	0	0.005	Spherical	0.044	100	12	50	Spherical	0.016	450	20	100	—	—	—	—	—
ANX_CP - Waste	50	0	0	0.000	Spherical	0.001	110	15	50	Spherical	0.001	220	45	90	—	—	—	—	—
BASE_CP	210	0	90	0.000	Spherical	0.001	110	5	50	Spherical	0.001	190	16	110	—	—	—	—	—
BTO_CP - Ore	35	20	90	0.003	Spherical	0.008	295	8	50	Spherical	0.012	515	17	125	Spherical	0.015	540	20	145
BTO_CP - Waste	35	20	90	0.000	Spherical	0.001	50	10	50	Spherical	0.000	115	19	100	Spherical	0.000	225	19	106
CRT - Ore	220	5	90	0.006	Spherical	0.026	130	30	18	Spherical	0.005	400	100	30	Spherical	0.001	450	120	35
CRT - Waste	220	5	90	0.273	Spherical	0.364	200	20	5	Spherical	0.364	270	120	8	—	—	—	—	—
GNS - Ore	60	5	90	0.003	Spherical	0.024	50	15	5	Spherical	0.025	130	25	30	Spherical	0.010	330	35	55
GNS - Waste	60	5	90	0.000	Spherical	0.000	80	10	15	Spherical	0.000	150	55	52	—	—	—	—	—
MIX	0	0	0	0.001	Exponential	0.029	165	165	165	—	—	—	—	—	—	—	—	—	—
OXI	0	0	0	0.002	Spherical	0.015	100	100	100	Spherical	0.021	220	220	220	—	—	—	—	—
QSRT - Waste	30	20	90	0.000	Spherical	0.001	200	5	135	Spherical	0.001	220	7	200	—	—	—	—	—
SIL - Waste	235	45	0	0.000	Spherical	0.000	80	15	5	Spherical	0.000	200	60	15	—	—	—	—	—

14-16

TABLE 14-8   VARIOGRAM PARAMETERS CHAPADA - COPPER

Yamana Gold Inc. — Chapada Mine

					Structure 1					Structure 2					Structure 3
Domain	Az (o)	Plunge (o)	Dip (o)	Nugget (o)	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)
ANX_CP - Ore	50	0	0	0.003	Spherical	0.018	100	12	50	Spherical	0.008	230	25	100	—	—	—	—	—
ANX_CP - Waste	50	0	0	0.000	Spherical	0.002	125	20	70	Spherical	0.001	270	42	130	—	—	—	—	—
BASE_CP	210	0	90	0.000	Spherical	0.002	50	50	50	Spherical	0.001	120	70	130	—	—	—	—	—
BTO_CP - Ore	35	20	90	0.003	Spherical	0.021	90	11	35	Spherical	0.010	145	20	95	Spherical	0.010	225	22	105
BTO_CP - Waste	35	20	90	0.000	Exponential	0.003	195	6	36	Exponential	0.000	225	11	170	—	—	—	—	—
CRT - Ore	220	5	90	0.004	Spherical	0.018	110	25	18	Spherical	0.006	250	80	28	Spherical	0.004	300	110	30
CRT - Waste	220	5	90	0.001	Spherical	0.001	200	20	4	Spherical	0.002	300	100	10	—	—	—	—	—
GNS - Ore	60	5	90	0.005	Spherical	0.035	50	22	10	Spherical	0.016	120	45	18	—	—	—	—	—
GNS - Waste	60	5	90	0.000	Spherical	0.001	50	5	7	Spherical	0.002	120	30	20	—	—	—	—	—
MIX	0	0	0	0.001	Exponential	0.049	215	215	215	—	—	—	—	—	—	—	—	—	—
OXI	0	0	0	0.001	Spherical	0.020	70	70	70	Spherical	0.013	250	250	250	—	—	—	—	—
QSRT - Waste	30	20	90	0.000	Spherical	0.002	250	18	270	—	—	—	—	—	—	—	—	—	—
SIL - Waste	235	45	0	0.000	Spherical	0.000	100	10	3	Spherical	0.002	200	60	10	—	—	—	—	—

14-17

TABLE 14-9   VARIOGRAM PARAMETERS CORPO SUL - GOLD

Yamana Gold Inc. — Chapada Mine

					Structure 1					Structure 2
Domain	Azimuth (o)	Plunge (o)	Dip (o)	Nugget	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)
ANX_SE*	60°	0°	0°	0.000	Spherical	0.000	11	11	4	Spherical	0.000	59	59	9
Base_CS	65°	10°	0°	0.000	Spherical	0.000	150	59	9	Spherical	0.001	162	152	27
ANX_Ore_SW	70	0°	50° NW	0.004	Spherical	0.014	130	38	30	Spherical	0.013	312	45	33
ANX_Waste_SW	65	10° SW	10° SE	0.000	Spherical	0.000	125	100	80	Spherical	0.000	235	210	230
BTO_Ore_CS	55°	5° SW	70° SE	0.005	Spherical	0.040	80	50	40	Spherical	0.034	250	110	100
BTO_Waste_CS	55°	5° SW	70° SE	0.000	Spherical	0.000	90	70	30	Spherical	0.000	200	130	100
MIX_Ore_CS*	0°	0°	0°	0.002	Spherical	0.010	73	73	11	Spherical	0.016	105	105	14
MIX_Waste_CS*	0°	0°	0°	0.000	Spherical	0.001	19	19	6	Spherical	0.001	351	351	13
OXI_Ore_CS*	0°	0°	0°	0.001	Spherical	0.016	46	46	6	Spherical	0.023	202	202	8
OXI_Waste_CS*	0°	0°	0°	0.000	Spherical	0.000	110	110	5	Spherical	0.000	400	400	12
QDPB_Ore_CS	50°	10° SW	55° NW	0.001	Spherical	0.002	90	50	5	Spherical	0.006	150	120	11
SIL_Waste_CP	55°	0°	45° NW	0.000	Spherical	0.000	80	15	5	Spherical	0.000	200	60	15
SRT_Waste_CS	45°	0°	10° SE	1E-05	Spherical	4E-05	120	75	3	Spherical	1E-04	206	91	12
QSRT	0°	0°	0°	0.0002	Exponential	0.003	65	65	4	Exponential	0.001	130	130	15

14-18

TABLE 14-10  VARIOGRAM PARAMETERS CORPO SUL - COPPER

Yamana Gold Inc. — Chapada Mine

					Structure 1					Structure 2
Orebody	Azimuth (o)	Plunge (o)	Dip (o)	Nugget (o)	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)	Type	Sill	Az Axis (o)	Dip Axis (o)	Thickness Axis (o)
ANX_SE*	60°	0°	0°	2E-06	Spherical	4E-05	11	11	12	Spherical	2E-05	180	180	22
Base_CS	65°	10°	0°	0.0001	Spherical	0.001	120	55	5	Spherical	0.001	161	111	16
ANX_Ore_SW	70°	0°	50° NW	0.0055	Spherical	0.021	145	20	22	Spherical	0.015	475	60	28
ANX_Waste_SW	65°	10° SW	10° SE	0.0001	Spherical	6E-04	190	80	60	Spherical	8E-04	310	130	240
BTO_Ore_CS	55°	5° SW	70° SE	0.002	Spherical	0.015	80	50	20	Spherical	0.021	290	110	80
BTO_Waste_CS	55°	5° SW	70° SE	5E-05	Spherical	7E-04	50	80	40	Spherical	5E-04	190	125	100
MIX_Ore_CS*	0°	0°	0°	0.0018	Spherical	0.034	60	60	4.7	Spherical	0.06	105	105	10.2
MIX_Waste_CS*	0°	0°	0°	0.0001	Spherical	0.002	19	19	5.5	Spherical	0.002	280	280	9
OXI_Ore_CS*	0°	0°	0°	0.0015	Spherical	0.019	60	60	5	Spherical	0.005	128	128	20
OXI_Waste_CS*	0°	0°	0°	8E-05	Spherical	4E-04	125	125	8	Spherical	6E-04	350	350	12
QDPB_Ore_CS	50°	10° SW	55° NW	0.0015	Exponential	0.008	85	50	14	Exponential	0.006	190	90	18
SIL_Waste_CP	55°	0°	45° NW	0.0002	Spherical	1E-04	100	10	3	Spherical	0.002	200	60	10
SRT_Waste_CS	45°	0°	10° SE	2E-05	Spherical	2E-04	156	40	5.5	Spherical	2E-04	340	80	12
QSRT	0°	0°	0°	0.0002	Spherical	0.003	80	80	5	Spherical	0.005	135	135	14

14-19

TABLE 14-11  VARIOGRAM PARAMETERS SURUCA

Yamana Gold Inc. — Chapada Mine

					Structure 1				Structure 2
Domain	Azimuth (o)	Plunge (o)	Dip (o)	Nugget	Sill	Major Axis (o)	Semi-Major Axis (o)	Minor Axis (o)	Sill	Major Axis (o)	Semi-Major Axis (o)	Minor Axis (o)	Variable
Au Oxide	40	0	0	0.2	0.1	160	55	2.8	0.7	302	113	5.7	Au (g/t)
Au Sulphide	40	0	29	0.1	0.1	55	54	1.75	0.8	116	103	8	Au (g/t)
Au Oxide	40	0	0	0.18	0.2	45	31	4.5	0.6	162	95	28.3	Ag (g/t)
Au Sulphide	40	0	29	0.2	0.6	47	45	8	0.2	105	69	21	Ag (g/t)
Internal Waste	40	0	30	0.15	0.6	140	64	28	0.3	252	101	101	Au (g/t)
Internal Waste	40	0	30	0.15	0.6	115	75	36	0.3	402	350	350	Ag (g/t)
Waste	40	0	30	0.3	0.4	51	23	29	0.3	250	250	250	Au (g/t)
Waste	40	0	30	0.3	0.4	51	23	29	0.3	250	250	250	Ag (g/t)

14-20

BLOCK MODEL

Block models measuring 10 m in each direction were generated in Datamine Studio 3 for Chapada Corpo Principal, Corpo Sul, and Suruca deposits separately.  Blocks were flagged by litho-structural domain, grade shell and oxidation domain and were blocks clipped to the original and surveyed as-mined topographic surfaces. A summary of the three block models is provided in Table 14-12.

TABLE 14-12   YAMANA CHAPADA AND SURUCA BLOCK MODEL DEFINITIONS

Yamana Gold Inc. — Chapada Mine

Parameter	Chapada Corpo Principal	Corpo Sul	Suruca
X Size (m)	10	10	10
Y Size (m)	10	10	10
Z Size (m)	10	10	10
X Origin	670500	670500	681000
Y Origin	8420000	8420000	8427300
Z Origin	-280	-280	-100
Number of blocks X	1050	1050	400
Number of blocks Y	400	400	175
Number of blocks Z	70	70	120
Azimuth Rotation	-34	-34	-50

RPA notes that the maximum ratio of drill spacing to block size is approximately 1:5 and the minimum ratio of drill spacing to block size is approximately 1:20.  RPA is of the opinion that these ratios are relatively high and that, moving forward, a larger block size be considered.

GRADE INTERPOLATION

Block grades were estimated using Ordinary Kriging (OK) in areas where sufficient composites were available to produce reliable variograms. In the absence of reliable variograms, block estimates were performed using Inverse Distance (ID) to the third power.

For Chapada and Corpo Sul, litho-structural domains and the 0.15% CuEq grade shells were used as hard boundaries during interpolation.

For Chapada and Corpo Sul, the general estimation strategy is as follows:

14-21

•                  Search rotations are the same as variogram rotations.

•                  Search ranges for the first pass correspond to variogram range of the total sill.

•                  Second search pass is twice the variogram range and third is ten times the variogram range.

•                  Minimum of three samples per estimate for all passes.

•                  Maximum of 18 samples per estimate.

•                  Maximum of four to five samples per hole.

•                  Equal discretization in each direction, generally between two and four points.

For Suruca, hard boundaries between modelled mineralization (grade shells) and waste, both internal and external, were used during interpolation. The Suruca interpolation parameters are given in Table 14-13:

TABLE 14-13   SURUCA INTERPOLATION PARAMETERS

Yamana Gold Inc. — Chapada Mine

		Estimation	Search Direction			Search Distance			Samples
Variable	Zone	Pass	Bearing	Plunge	DIP	Major	Semi	Minor	Minimum	Maximum
	Suruca Au	1	40	0	0	310	120	10	4	24
		2	40	0	0	620	240	20	2	24
	Suruca AuCu	1	40	0	0	310	120	10	4	24
Au		2	40	0	0	620	240	20	2	24
	Int. waste	1	40	0	30	130	60	40	4	24
		2	40	0	30	260	120	80	2	24
	Waste	1	40	0	30	250	250	100	2	24

	Suruca Au	1	40	0	0	170	100	30	4	24
		2	40	0	0	340	200	60	2	24
	Suruca AuCu	1	40	0	0	170	100	30	4	24
Ag		2	40	0	0	340	200	60	2	24
	Int. waste	1	40	0	30	210	180	65	4	24
		2	40	0	30	420	360	130	2	24
	Waste	1	40	0	30	250	250	100	2	24

RPA reviewed the interpolation strategy adopted for Chapada Corpo Principal and Corpo Sul and is of the opinion that it is adequate to support Mineral Resource estimation. RPA recommends, as improvements to the strategy, the following:

•                  At Chapada, either the minimum number of samples per estimate should be increased or that the max per hole should be decreased so that more than one hole is required to support a block estimate.

14-22

•                  Investigate the removal of hard boundaries within the grade shells and possibly a single variogram and set of estimation parameters for block estimates within the grade shell as opposed to multiple “ore” rock types.

BLOCK MODEL VALIDATION

Yamana validated the block models using the following methods:

•                  Visual inspection of block grades versus composites

•                  Swath plots

•                  Comparisons between composite and global block statistics.

•                  Cross-validation (Chapada only)

Some examples of the validation performed by Yamana are given in Figures 14-7 to 14-9.

RPA has reviewed the validation procedures adopted by Yamana and is of the opinion that Yamana has followed industry standard procedures, performing rigorous validation of the block models generated. Swath plots and visual comparisons of blocks to samples show good reproduction of the local mean. The cross-validation plots are demonstrating that the estimation parameters are successfully minimizing the error variance and that there is no significant conditional bias being introduced.

14-23

675500 E
675600 E
675700 E
675800 E
Drill Hole
400 Elev
300 Elev
200 Elev
100 Elev
0
20
40
60
80
100
Metres
Legend: Cu Grades (%)
> 0.05
0.05 - 0.1
0.1 - 0.15
0.15 - 0.2
0.2 - 0.25
0.25 - 0.3
0.3 - 0.35
0.35 - 0.4
0.4 - 0.45
0.45 - 0.5
0.5 - 0.55
0.55 - 0.6
0.6 - 0.65
0.65- 0.7
0.7 - 0.75
0.75 - 0.8
0.8 - 0.85
0.85 - 0.9
0.9 - 0.95
< 0.95
July 2014

Figure 14-7

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Blocks Versus Drill Hole Grades Chapada

14-24

FIGURE 14-8   SWATH PLOT OF OK VERSUS NN BLOCK MODELS, ROCK TYPE — ANX, CHAPADA

14-25

FIGURE 14-9   CROSS-VALIDATION OF THE CHAPADA, CU ANX, RESOURCE ESTIMATION PARAMETERS

14-26

CUT-OFF GRADE AND WHITTLE SHELL

For Chapada Corpo Principal and Corpo Sul, Mineral Resources were constrained by a Whittle optimized pit shell based on metal prices of US$1,500 per ounce gold and US$3.50 per pound copper. Resources were reported using a variable NSR marginal cut-off averaging approximately US$4.86 per tonne. Oxide material was reported above a 0.3 g/t Au cut-off grade.  NSR details are given in Table 14-14.

TABLE 14-14  NSR PARAMETERS

Yamana Gold Inc. — Chapada Mine

Description	Unit	Cost/Price
Copper Price	US$/lb	3.50
Gold Price	US$/oz	1,500
Mining	US$/t	2.30
Processing	US$/t	4.41
G&A	US$/t	0.56
Average Plant Copper Recovery	%	0.92
Average Plant Gold Recovery	%	0.57
Smelter Payable Copper	%	0.96
Smelter Payable Gold	%	0.94
Copper Smelter, Refining, Freight	US$/lb	0.57
Gold Refining	US$/oz	4.87
Copper Royalty, Sales Taxes	% of Gross	2.82
Gold Royalty	% of Gross	1.00
Copper NSR Factor (1)	US$/t	59.17
Gold NSR Factor (2)	US$/t	45.00
NSR Breakeven cut-off	US$/t	7.60
NSR Stockpile cut-off	US$/t	4.86

At Suruca, Mineral Resources were reported using a 0.2 g/t Au cut-off grade for oxide material and 0.3 g/t Au cut-off grade for sulphide material.

RPA is of the opinion that the cut-off grades are reasonable.  RPA recommends that, moving forward, Suruca resources be constrained by an optimized pit to demonstrate reasonable prospects for economic extraction.

14-27

CLASSIFICATION

For Chapada, classification criteria were based on the Relative Standard Error (RSE) determined by scaling the kriging error in OK production panels to the coefficient of variation of the underlying composite distribution. The method makes use of theoretical sample grids at different spacing to determine a number of RSE values which are scaled to quarterly or annual production volumes. The acceptance criteria are as follows:

•                  Measured Resources should have grades estimated with ±15% relative accuracy on a quarterly production panel at 90% confidence.

•                  Indicated Resources should have grades estimated with ±15% relative accuracy on an annual production panel at 90% confidence.

Yamana concluded that areas with an average drill spacing of 90 m allowed for sufficiently accurate estimates for Measured Mineral Resources and that areas with an average drill spacing of 160 m allowed for sufficiently accurate Indicated Mineral Resources. The final criteria are as follows:

•                  Measured Resources: Areas with consistent estimation results and good continuity between sections.

•                  Indicated Resources: Blocks within a range of 160 m of sample data.

•                  Inferred Resources: Blocks within the limit of mineralization interpreted by Yamana (reported above the optimized pit).

Figure 14-10 shows the results of the drill hole spacing study performed by Yamana.

14-28

FIGURE 14-10  RSE 90TH CONFIDENCE INTERVAL AT DIFFERENT DRILL SPACING

RSE for 3 Months (CI90)
RSE for 12 Months (CI90)
RSE 90th confidence interval
60%
50%
40%
30%
20%
10%
0%
0
50
100
150
200
250
300
350
Drill Spacing

Yamana applied the drill spacing and criteria mentioned above to Chapada and Corpo Sul deposits by designating areas as Measured, Indicated, and Inferred using wireframes to ensure the classification did not contain nonsensical isolated categorized blocks amongst different categories (often referred to as “spotted dog”).

RPA has reviewed the criteria for classification and the classification designations and is of the opinion that the block classification designations appear reasonable. However, the methodology for the determination of the scaled RSEs has not been correctly implemented. In Figure 14-10, there is a lower RSE at 110 m than at 56 m.  It is not plausible for there to be a lower estimation accuracy at a higher drilling density.  RPA is of the opinion that some of the practical issues related to the methodology have not been taken into consideration.  RPA recommends that, in future, the methodology for classification criteria determination be revised to reflect the correct RSE versus drill spacing relationship or that an alternative classification criteria be adopted.

14-29

For Suruca, Yamana used the directional variograms as the principal classification criteria determinant.  Blocks populated within the first past search ellipse, corresponding to the range of the variogram were defined as Indicated while blocks populated by the second pass, corresponding to twice the variogram range were designated as Inferred.  There were no Measured Resource blocks defined at Suruca.  The “spotted dog” effect was corrected by digitizing smooth category wireframes for designation of the final Mineral Resource categories.

RPA is of the opinion that the Suruca Mineral Resource classification criteria and designation are reasonable.

MINERAL RESOURCES

The May 31, 2014 Mineral Resources for Chapada Mine are reported as per the resource estimation methodologies and classification criteria detailed herein.  Table 14-15 gives a breakdown of the Mineral Resources by deposit.

TABLE 14-15   MINERAL RESOURCES - MAY 31, 2014

Yamana Gold Inc.  - Chapada Mine

	Tonnes	Au		Cu
Category	(000)	(g/t)	(000 oz)	(%)	(Mlb)
CHAPADA
Measured
Corpo Principal	13,037	0.25	104	0.14	39
Corpo Sul	9,599	0.17	52	0.21	45
Sub-Total Measured	22,636	0.21	155	0.17	84

Indicated
Corpo Principal	67,326	0.13	275	0.22	333
Corpo Sul	83,642	0.15	398	0.25	457
Sub-Total Indicated	150,968	0.14	673	0.24	790

Measured + Indicated
Corpo Principal	80,363	0.15	379	0.21	372
Corpo Sul	93,241	0.15	450	0.24	502
Total Meas + Indicated	173,604	0.15	829	0.23	874

Inferred
Corpo Principal	6,225	0.14	28	0.25	35

14-30

	Tonnes	Au		Cu
Category	(000)	(g/t)	(000 oz)	(%)	(Mlb)
Corpo Sul	103,718	0.13	423	0.26	595
Corpo NE	17,740	0.13	75	0.26	101
Total Inferred	127,683	0.13	526	0.26	731

SURUCA
Measured	—	—	—	—	—

Indicated	82,161	0.48	1,276	—	—

Measured + Indicated	82,161	0.48	1,276	—	—

Inferred	27,553	0.44	386	—	—

Notes:

1.              CIM definitions were followed for Mineral Resources.

2.              Mineral Resources for Chapada and Suruca have been reported separately as they are different deposits with different commodities.

3.              For Chapada Corpo Principal and Corpo Sul, Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au for Oxide and a variable NSR cut-off for Sulphide depending on the haulage distance.  The average NSR cut-off is $4.86/t.

4.              For Suruca, Mineral Resources are estimated at a cut-off grade of 0.2 g/t Au for Oxide and 0.3 g/t for Sulphide.

5.              Mineral Resources are estimated using a long-term gold price of US$1,500 per ounce and a long-term copper price of US$3.50 per pound.

6.              Mineral Resources at Chapada Corpo Principal and Corpo Sul are constrained by an optimized pit and the December 2013 topographic surface.

7.              Mineral Resources are exclusive of Mineral Reserves.

8.              Numbers may not add due to rounding.

RPA has reviewed the following items and finds that the estimation methods and classification criteria adopted by Yamana are reasonable and sufficient to support the Mineral Resources reported.

•                  The resource database

•                  The geological interpretations

•                  Exploratory data analysis

•                  Composites and compositing strategy

•                  Capping grades applied

•                  Bulk density

•                  Variography

•                  Block model parameters

•                  Interpolation strategy

•                  Classification criteria determination and designation

14-31

15 MINERAL RESERVE ESTIMATE

SUMMARY

The resource estimates discussed in Section 14 were prepared using industry standard methods and provide an acceptable representation of the deposit.  RPA reviewed the reported resources, production schedules, and factors for conversion from Mineral Resources to Mineral Reserves.  Based on this review, it is RPA’s opinion that the Measured and Indicated Mineral Resource within the final pit designs at the Chapada Mine and Suruca Project can be classified as Proven and Probable Mineral Reserves.

Mineral Reserves for Chapada and Suruca have been reported separately as they are different deposits with different commodities and will be mined and processed as separate operations.

The Mineral Reserves for the Chapada Mine and Suruca Mines, based on the Mineral Reserves previously reported effective December 31, 2013 and depleted based on production from January 1 to May 31, 2014, inclusive, are summarized in Table 15-1.

15-1

TABLE 15-1   MINERAL RESERVES - MAY 31, 2014

Yamana Gold Inc.  - Chapada Mine

	Tonnes	Au		Cu
Category	(000)	(g/t)	(000 oz)	(%)	(Mlb)
CHAPADA
Proven December 31, 2013
Corpo Principal	37,900	0.21	253	0.29	241
High Grade Stockpile	6,900	0.29	64	0.33	50
Low Grade Stockpile	58,300	0.18	341	0.24	303
Corpo Sul	64,043	0.24	500	0.30	430
Sub-Total Proven	167,243	0.22	1,157	0.28	1,024

Probable December 31, 2013
Corpo Principal	133,800	0.19	829	0.30	883
Corpo Sul	119,900	0.21	814	0.28	742
Sub-Total Probable	253,700	0.20	1,643	0.29	1,625

Proven + Probable December 31, 2013
Corpo Principal	171,700	0.20	1,082	0.30	1,124
High Grade Stockpile	6,900	0.29	64	0.33	50
Low Grade Stockpile	58,300	0.18	341	0.24	303
Corpo Sul	183,943	0.22	1,314	0.29	1,172
Total Proven + Probable	420,943	0.21	2,801	0.29	2,649

Production Jan-May 2014	8,125	0.25	65	0.35	63

Prov + Prob May 31, 2014	412,818	0.21	2,736	0.28	2,586

SURUCA
Proven	—	—	—	—	—

Probable	58,900	0.55	1,032	—	—

Proven + Probable	58,900	0.55	1,032	—	—

Notes:

1.              CIM definitions were followed for Mineral Reserves.

2.              Mineral Reserves for Chapada and Suruca have been reported separately as they are different deposits with different commodities.

3.              Mineral Reserves are estimated at a variable cut-off NSR value depending on haulage distance.  The average NSR cut-off value is $4.86/t.

4.              Chapada Corpo Principal and Corpo Sul Mineral Reserves are estimated using an average long-term gold price of US$950 per ounce and a long-term copper price of $2.80 per pound.

5.              Suruca Mineral Reserves are based on a gold price of US$900 resulting in an oxide cut-off grade of 0.2 g/t Au and a sulphide cut-off grade of 0.3 g/t Au.

6.              Bulk density is 2.74-2.88 t/m3 for rock, 1.49-1.85 t/m3 for oxides, 2.12-2.35 t/m3 for mixed.

7.              Numbers may not add due to rounding.

15-2

DILUTION

Mineral Resources are factored by 5% mining dilution at zero grade for conversion to Mineral Reserves.

EXTRACTION

A mining extraction factor of 95% is applied to Mineral Resources for conversion to Mineral Reserves.

CUT-OFF GRADE

A classification of the materials was prepared based on the NSR for each block. The high-grade ore will be sent directly for processing, while the low grade ore will be stockpiled for future processing of the stockpile and the waste rock will be sent directly to the waste dump. The classification criteria are listed in Table 15-2.

TABLE 15-2   NSR PARAMETERS

Yamana Gold Inc. — Chapada Mine

Description	Unit	Cost/Price
Copper Price	US$/lb	2.80
Gold Price	US$/oz	950
Mining	US$/t	2.30
Processing	US$/t	4.41
G&A	US$/t	0.56
Average Plant Copper Recovery	%	0.92
Average Plant Gold Recovery	%	0.57
Smelter Payable Copper	%	0.96
Smelter Payable Gold	%	0.94
Copper Smelter, Refining, Freight	US$/lb	0.57
Gold Refining	US$/oz	4.87
Copper Royalty, Sales Taxes	% of Gross	2.82
Gold Royalty	% of Gross	1.00
Copper NSR Factor (1)	US$/t	59.17
Gold NSR Factor (2)	US$/t	45.00
NSR Breakeven cut-off	US$/t	7.60
NSR Stockpile cut-off	US$/t	4.86

15-3

The NSR formulae are as follows:

NSR = NSR Cu + NSR Au

NSR Cu = (Copper Price (US$/Lb) x (100% - Copper Royalties (%)) – Copper Smelter, Refining, Freight (US$/Lb)) x (Cu (%)/100 x Plant Cu Recovery (%) x Smelter Payable Cu (%)) x 2204.62

NSR Au = (Gold Price (US$/Oz) x (100% - Gold Royalties(%)) - Gold Smelter, Refining, Freight (US$/Oz))x (Au(g/t) x Plant Au Recovery (%) x Smelter Payable Au (%))/31.1035

Cut-off values are calculated using the following formulae:

NSR (Breakeven Cut-off Value = (mining Cost + Processing Cost + G&A)

NSR (Stockpile Cut-off Value) = [70% * (Processing Cost + G&A)] + (50% * Mining Cost)

For the Suruca open pit, the stockpile cut-off grade is 0.2 g/t Au for oxide material and 0.3 g/t Au for sulphide material.

RECONCILIATION

Mill feed production is compared to the Mineral Reserve model for the volume mined in 2013 (Table 15-3).  Stockpile adjustments are included.

TABLE 15-3   2013 MINE TO PLANT RECONCILIATION

Yamana Gold Inc. - Chapada Mine

		Grade		Metal
	Tonnes (000)	Gold (g/t)	Copper (%)	Gold (oz)	Copper (lb)
Reserve Model	22,633.0	0.248	0.347	180,763	173,191,300
Adjusted Production	21,833.3	0.261	0.347	182,922	167,144,500
Difference (%)	-4	+5	0	+1	-3

Overall, the reserve model predicts slightly more tonnes and a lower gold grade than was mined in 2013.  However, the predicted and produced amounts of gold and copper metal are very similar, which substantiates the Mineral Reserve estimate at Chapada Corpo Principal.

15-4

16 MINING METHODS

SUMMARY OF MINING OPERATIONS

The Chapada Mine is a traditional open pit truck and shovel operation that has been in continuous operation since 2007.  Table 16-1 summarizes the open pit production history through December 2013.

TABLE 16-1   PAST PRODUCTION

Yamana Gold Inc. — Chapada Mine

	Tonnes Processed	Grade
Year	(millions)	Au (g/t)	Cu (%)
2007	13.5	0.58	0.48
2008	14.9	0.44	0.47
2009	17.3	0.41	0.43
2010	19.2	0.35	0.41
2011	20.6	0.32	0.42
2012	21.6	0.29	0.39
2013	21.3	0.26	0.35
Total	128.4	0.36	0.41

The LOM plan includes two open pit mining areas to be developed on the property.  Current production is entirely from the Chapada open pit.  This consists of the Chapada Corpo Principal and Corpo Sul areas that come together as two aligned pits.  Currently, only the Chapada open pit is in production.  Corpo Sul will be developed later in 2014 and Suruca will be developed later as the second open pit area.  Both copper and gold mineral reserves are found at Chapada Corpo Principal and Corpo Sul, whereas Suruca contains only gold mineral reserves.

The Chapada Mine is located in gently undulating terrain at elevations between 340 MASL and 400 MASL.  The Chapada open pit, which is currently being mined, has ultimate design dimensions of approximately 4.5 km along strike, up to 1.2 km wide, and 200 m deep.  The Suruca open pit will be located approximately seven kilometres northeast of the Chapada open pit, and about two kilometres east of the town of Alto Horizonte.  Final pit dimensions for Suruca will be approximately two kilometres along strike and about one kilometre wide.

16-1

The processing plant is located at the northwest end of the Chapada pit rim.  The tailings storage facility is located to the northwest of the Chapada open pit, with the pond as close as 0.5 km to the pit rim and the tailings dam being up to five kilometres to the northwest.

The current mine life and production schedule is based on the Mineral Reserve statement in Section 15 of this report.  There is potential to upgrade some areas of the Inferred Mineral Resources to Indicated or Measured Mineral Resources and then convert these resources to Mineral Reserves.

GROUND CONDITIONS/SLOPE STABILITY

Yamana has had independent consultants conduct a geotechnical characterization study of Chapada rock slopes where the main items addressed are:

•                  The geotechnical mapping of the pit;

•                  The geotechnical description of the drill core samples;

•                  The geotechnical classification of the rock mass;

•                  The relevant structural features;

•                  Analysis and selection of the geotechnical parameters that are to be adopted.

The characterization study was used to classify the rock masses and determine the geotechnical parameters for pit slopes.  The slope design recommendations for the Chapada Corpo Principal and Corpo Sul pits are illustrated in Figures 16-1 and 16-2.

16-2

N
E=674.250
E=675.000
E=675.750
E=676.500
N=427.500
N=426.750
N=426.000
N=425.250
N=424.500
SETOR 06
SETOR 05
SETOR 04
SETOR 07
SETOR 08
SETOR 12
SETOR 09
SETOR 03
SETOR 10
SETOR 11
SETOR 02
SETOR 01

0 150 300 450 600 750

Metres

CLASSE V
Ângulo de face do talude
LARGURA DA BERMA
Máx. xx,0m
30,0m Máx.
CLASSE IV
LARGURA DA BERMA DE SEGURANÇA/RAMPA
Máx. xx,0m
30,0m Máx.
ALTURA DO BANCO
Ângulo entre rampas/berma de segurança (pé a crista)
Ângulo global (pé a crista)
CLASSE III
Máx. xx,0m
CLASSE I-II
Máx. 45,0m
150,0m Máx.

PERFIL ESQUEMÁTICO DOS TALUDES DA CAVA

Cor	Classe Do Maciço		Setores	Altura (m)	Berma (m)	Ângulo da Face da Bancada (°)	Ângulo Entre Rampas (°) pé-a-crista	Ângulo Entre Rampas (°) pé-a-pé
	V	SOLO/ROCHA COMPLETAMENTE ALTERADA E FRATURADA (MACIÇO MUITO POBRE)	todos os setores	10	7	45	33	30
	IV	ROCHA MUITO ALTERADA E FRATURADA (MACIÇO POBRE)	todos os setores	10	7	65	42	41
	III	ROCHA LEVEMENTE ALTERADA E MODERADAMENTE FRATURADA (MACIÇO REGULAR)	2, 3, 5, 7, 9	20	10	75	56	52
			4, 6, 10, 11 e 12	20	8	70	56	53
			1 e 8	10	7	75	48	46
	I–II	ROCHA SÃ POUCO FRATURADA (MACIÇO MUITO BOM/BOM)	2, 3, 5, 7, 9	20	10	75	56	52
			4, 6, 10, 11 e 12	20	8	70	56	53
			1 e 8	10	7	75	48	46

Figure 16-1

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Chapada Slope Design Recommendations

July 2014

Source: Yamana Gold Inc., 2014.

16-3

CLASS	LITHOTYPES	BENCH			INTER-RAMPS ANGLE-"TOE TO TOE"		SAFETY BERM WIDTH (m)
		Max. Height (m)	Berm width (m)	Max. Angle (°)	Max. Height (m)	Max. Angle (°)	
Class V	All	10	7	40	50	28	15
Class IV	ANX	20	8,5	75	100	55	15
	BTO						
	SRT						
	QDPB	20	8,5	65	100	48	
Class III	All	20	8,5	85	100	63	15
Class I-II	All	20	8,5	85	200	63	15

Typical Schematic Section Geomechanics

NW
SE
DETAIL
PROJECT PIT
V
IV
III
I-II
II
Legend:
Class I-II
Class III
Class IV
Class V
Elevation (m)
Lenght (m)
450
400
350
300
250
200
150
100
50
0
-50
0
100
200
300
400
500
600
700
800

Figure 16-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Corpo Sul Slope Design Recommendations

July 2014

Source: Yamana Gold Inc., 2014.

16-4

In the Suruca pit, inter-ramp slope angles of up to 30o are applied in the saprolite and oxide material types (typically from surface to the 350 MASL bench).  Inter-ramp angles of up to 53o are applied in the sulphide material (typically below the 350 MASL bench).

MINE DESIGN

Mine operations are exclusively by open pit method, with a fleet of rigid frame haul trucks combined with a variety of diesel powered hydraulic excavators and front end loaders as the primary loading equipment.  A fleet of large diesel powered blast hole rigs are employed for production drilling.  Blasting is required for all rock types except for unconsolidated material at surface.

Open pit optimizations are run on the resource model taking into consideration reserve metal prices, copper at US$2.80/lb and gold price at US$950/oz, mining factors, and the pit slope recommendations.  Sensitivity to metal price is run in order to identify pit phases for scheduling to improve project net present value and maintain a practical mine sequence and production schedule.

Results from the open pit optimizations are used to design final pit limits.  Chapada pit design parameters are presented in Table 16-2.

TABLE 16-2   PIT DESIGN PARAMETERS

Yamana Gold Inc. — Chapada Mine

	Inter Ramp Angle	Bench Height	Berm	Face Angle	Ramp Width	Ramp Grade
Domain	(o)	(m)	(m)	(o)	(m)	(%)
Chapada North	53	20	10	75	30	10
Chapada Northeast	50	20	12	75	30	10
Chapada Northwest	56	20	8	75	30	10
Chapada Southeast	45	20	15	75	30	10
Chapada - Overburden	27	10	5	34	30	10
Corpo Sul - Sector 6	52	20	10	75	30	10
Corpo Sul - Sector 7	41	10	7	65	30	10
Corpo Sul - Sector 8	30	10	7	45	30	10
Corpo Sul - Mixed	41	10	7	65	30	10
Corpo Sul - Sulphide	52	20	10	75	30	10

Source: Yamana 2014.

16-5

Final pit walls are double benched (total bench height of 20 m) and pre-split wall control blasting is employed.

At Suruca, pit design parameters are as follows:

•                  For saprolite and oxide material types:

•                  10 m bench height,

•                  45o bench face angle,

•                  7 m safety berm,

•                  25 m ramp width at maximum 10% gradient.

•                  For sulphide material type:

•                  30 m bench height,

•                  70o bench face angle,

•                  12 m safety berm,

•                  25 m ramp width at maximum 10% gradient.

LIFE OF MINE PLAN

Only Mineral Resources with classification of Measured or Indicated can be converted to Proven or Probable Mineral Reserves for the LOM plan.  The mine production schedule is based on the following assumptions:

•                  Production rate of 23.8 Mtpa (approximately 68,000 tpd) from 2014 to 2031.

•                  Maximize high grade ore feed to plant by stockpiling low grade ore.

•                  Additional ore production of 5 Mtpa to various stockpiles for reclaim later in the mine life.

•                  Suruca open pit/heap leach operation at approximately 4.4 Mtpa from 2016 to 2021.

•                  Suruca sulphide operation at approximately 8 Mtpa from 2032 to 2037 after Chapada is exhausted.

•                  LOM average waste to ore strip ratio of 1.1.

•                  Maximum waste movement of 46 Mt in 2019 (approximately 130,000 tpd)

There are currently four mining phases identified in the LOM production schedule for the Chapada open pit:

•                  Phase 1 Central Pit; the in-pit crusher is located on the southwest side of pit.

16-6

•                  Phase 2 Southwest Pit;  in 2015 the crusher will be re-located to a further southwestern location near Corpo Sul releasing the remaining ore in Phase 1 below the crusher.

•                  Phase 3 North Pit; ore will be hauled to the crusher in Southwest Pit.

•                  Phase 4 South Pit; ore will be hauled to the crusher in the Southwest Pit.

•                  All four phases represent 17 years of continuous operations.

Table 16-3 summarizes the open pit LOM schedule by year.

16-7

TABLE 16-3   MINE PRODUCTION SCHEDULE

Yamana Resources Inc. - Chapada Mine

			Year
Source	Units	Total/Ave	2014 (1)	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
CHAPADA/CORPO SUL
High Grade	Mt	288.0	15.5	23.4	22.4	23.0	25.1	20.6	19.1	20.5	24.9	24.1	9.0	7.7	8.5	9.3	11.0	11.3	12.6
	% Cu	0.33	0.37	0.35	0.33	0.33	0.33	0.33	0.35	0.35	0.32	0.31	0.38	0.30	0.29	0.30	0.29	0.31	0.27
	g/t Au	0.25	0.26	0.29	0.25	0.23	0.25	0.26	0.29	0.26	0.21	0.22	0.41	0.25	0.20	0.27	0.18	0.22	0.16

Low Grade (reclaimed)	Mt	124.9											11.9	15.3	14.5	13.7	12.0	11.7	10.4	23.0	12.5
	% Cu	0.18											0.23	0.23	0.17	0.17	0.17	0.17	0.17	0.14	0.20
	g/t Au	0.11											0.19	0.19	0.09	0.09	0.09	0.09	0.09	0.08	0.08

Total Chapada/Corpo Sul	Mt	412.8	15.5	23.4	22.4	23.0	25.1	20.6	19.1	20.5	24.9	24.1	20.8	23.0	23.0	23.0	23.1	23.0	23.0	23.0	12.5
	% Cu	0.28	0.37	0.35	0.33	0.33	0.33	0.33	0.35	0.35	0.32	0.31	0.30	0.25	0.21	0.22	0.23	0.24	0.23	0.14	0.20
	g/t Au	0.21	0.26	0.29	0.25	0.23	0.25	0.26	0.29	0.26	0.21	0.22	0.29	0.21	0.13	0.16	0.13	0.15	0.13	0.08	0.08

Waste	Mt	431.1	29.9	37.8	39.2	39.8	37.0	44.1	41.6	40.8	35.9	23.4	4.6	1.6	26.4	24.0	2.7	1.1	1.4
Strip Ratio	Waste:Ore	1.04	1.93	1.62	1.75	1.73	1.47	2.14	2.18	1.99	1.44	0.97	0.22	0.07	1.15	1.04	0.12	0.05	0.06

Contained Au (2)	Au (oz 000)	2,721.3	128.7	220.0	183.3	167.9	198.8	171.3	177.4	171.9	167.9	173.8	191.2	157.0	96.4	119.7	97.4	114.5	95.1	57.7	31.3
Contained Cu (2)	Cu (M lb)	2,572.6	125.9	181.6	160.8	167.1	184.5	151.4	146.9	156.5	177.6	161.8	136.0	128.4	107.2	112.7	115.1	121.1	114.7	68.9	54.2
SURUCA
Oxide	Mt	20.4			1.0	4.4	4.4	4.4	4.4	1.7
	g/t Au	0.44			0.45	0.42	0.43	0.47	0.44	0.46

Suphide	Mt	38.3																			6.0	8.0	8.0	8.0	6.7	1.6
	g/t Au	0.60																			0.47	0.51	0.55	0.59	0.84	0.83

Total Suruca	Mt	58.7			1.0	4.4	4.4	4.4	4.4	1.7											6.0	8.0	8.0	8.0	6.7	1.6
	g/t Au	0.54			0.45	0.42	0.43	0.47	0.44	0.46											0.47	0.51	0.55	0.59	0.84	0.83

Waste	Mt	71.6			0.4	1.8	2.5	2.0	3.8	1.2											15.2	17.0	12.5	9.2	5.3	0.8
Strip Ratio	Waste:Ore	1.22			0.38	0.40	0.58	0.45	0.86	0.70											2.53	2.12	1.56	1.15	0.78	0.48

Contained Au (2)	Au (oz 000)	1,026.5			14.8	59.8	60.5	66.2	61.8	25.8											90.9	130.9	141.7	150.7	180.8	42.5
Contained Cu (2)	Cu (M lb)	0.0			0.0	0.0	0.0	0.0	0.0	0.0											0.0	0.0	0.0	0.0	0.0	0.0

(1) June-December

(2) Contained Au and Cu from the mine, before plant recoveries are applied

16-8

WASTE ROCK

Waste rock dumps are located to the south and southeast of the Chapada open pit.  Limits of the waste rock dumps start just past the ultimate pit rim in order to minimize waste haulage distances.  Suitable terrain is available adjacent to the existing waste dumps to expand the footprint as required by the production schedule, assuming permitting approvals and surface rights are in place.  In addition, pit backfilling opportunities will be available later in the mine life.

At Suruca, a single waste dump is located approximately 500 m to the northeast of the open pit.

MINE EQUIPMENT

Chapada mining is by typical truck and shovel open-pit operations.  Both Owner mining and contractor mining operations take place in order to meet the production targets.  Table 16-4 presents the major equipment fleets for Chapada and its primary mining contractors.

TABLE 16-4   MINE EQUIPMENT FLEET

Yamana Gold Inc. — Chapada Mine

Equipment	Number
Chapada:
Atlas Copco ROC L8 Drill	4
Atlas Copco ROC L8 RC Drill (Sampling)	1
Liebherr R 9250 - Excavators	3
Terex O & K RH120 - Excavators	1
Caterpillar 993 Wheel Loader	1
Caterpillar 785C Truck	13
Caterpillar 777GTruck	6
Liebherr 964 - Excavators	1
Caterpillar 944 - Loader	1
Caterpillar 16 M Motor Grader	3
Caterpillar D9 Track Dozers	3
Caterpillar D8T Track Dozers	1
Caterpillar 824 Wheel Dozers	1
Mercedes 2423 Water Truck	1

Afonso Contractor Equipment:
Mercedes ACTROS 4844	6
Mercedes AXOR 4144	18

16-9

Equipment	Number
Volvo FM440	7
Caterpillar 320D Excavator	1
Caterpillar 336D Excavator	4
Caterpillar 345 Excavator	2
Caterpillar 938 Front End Loader	1
Caterpillar 140K Grader	2
Caterpillar D6N Track Dozer	1
Caterpillar D6T Track Dozer	1

Master Contractor Equipment:
Atlas Copco ROC L8 Drill	2
Furukawa HCR 1200 Drill	2
PW LOBO	1

Orica Contractor Equipment:
Volkswagen 26220 Truck	1
Mercedes 2426 Truck	1
Caterpillar Bobcat	1

U & M Contractor Equipment:
Hitachi EX 1200 - Excavators	3
Hitachi EX 2500 - Excavators	2
Komatsu 685E OHT Truck	8
Caterpillar 785C Truck	11
Caterpillar 14 M Grader	4
Caterpillar D9T Track Dozers	4
Caterpillar D10 Track Dozers	1

Haase Contractor Equipment:
Caterpillar L90 Front End Loader	1
Volvo G940F Grader	1
Komatsu PC-200 Excavator	1
Mercedes 2726 Water Truck	1
Volvo 330 Water Truck	2

Mecbrum Contractor Equipment:
Caterpillar 323 D Hydraulic Breaker	1

U & M is contracted to complement mine operations for waste removal and disposal, mine development, and mining of High Grade Ore and Low Grade Ore.

Mecbrum is contracted to provide ancillary equipment comprising a water truck, truck and wheel loaders to help plant operations and other small requested operations.

16-10

The major equipment fleet is currently sufficient to meet the LOM production schedule, except for the addition of one new excavator (Liebherr R9250).

Replacement of existing units in the major equipment fleet is required to meet the LOM production schedule.  Table 16-5 (see page 16-11) presents the major equipment replacement schedule.  No additional equipment replacements are scheduled beyond 2024.

RPA has reviewed the fleet and is of the opinion that the equipment productivities are reasonable and that the fleet is sufficient to meet the LOM production schedule when consideration for contract mining capacity is included.

MANPOWER

Chapada operates on a 24-hour per day, 365 days per year schedule.  For most operating positions, there are four work crews with three on site at any time working three 8-hour shifts per day.

Mining operating manpower is based on approximately four operators for each operating position.  Mining manpower for operations, maintenance, and technical services in 2014 is budgeted for approximately 930 staff, employees, and contractors.  RPA considers the manpower estimates to be reasonable.

MINE INFRASTRUCTURE

Chapada has all necessary infrastructure for a large open pit mine operation.  Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosives’ storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

16-11

TABLE 16-5   MINE EQUIPMENT FLEET REPLACEMENT SCHEDULE

Yamana Gold Inc. — Chapada Mine

	Year and Number of Units to Replace
EQUIPMENT REPLACEMENT	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Caterpillar 785C Haul Truck								8
Liebherr R 9250 Excavators							2
Caterpillar 993 Wheel Loader			1
Caterpillar D9 Track Dozer			2					1		1	1
Caterpillar 824 Wheel Dozer						1
Caterpillar 16M Motor Grader				2			1				1
Liebherr 944 Excavators					1						1
Caterpillar D8T Track Dozer	1
ROC L8 DRILL	2				2	2				1
FURUKAWA HCR 1200- DRILL				1					1
Liebherr 944 Hummer					1				1
Liebherr 964 Backhoe (Mill)	2							2

16-12

17 RECOVERY METHODS

The existing Chapada Mine treatment plant is designed to treat sulphide ore at a nominal rate of 60,000 tpd (Figure 17-1).  The process recoveries for copper and gold averaged approximately 80% and 59% respectively from June 2013 to May 2014.  Run of mine (ROM) material from the Suruca mineralization will be treated and incorporated into the system through two separate processes.  The oxide ore will be processed using conventional heap leaching technology, scheduled to start production in late 2016, and sulphide ore will be processed in the existing plant after some modifications.

SULPHIDE ORE

The first step of the process occurs in the primary grinding circuit in two parallel crushing systems.  The primary crushing system consists of a roll crusher and secondary jaw crushers.  Crushing is followed by grinding in a semi-autogenous (SAG) mill. The ore is then sent to the flotation, thickening, and filtration processes.  The tailings are placed in a tailings storage facility, where the embankments are constructed using the coarser material from the grinding plant.

PRIMARY CRUSHING

The comminution process begins with the crushing circuit.  At this stage, two parallel systems receive the mined ore.  The first system, with a capacity of up to 3,500 dmt/hr, comprises an MMD 1000 Sizer and five inch grate for scalping (pre-screening) the fine ore.  The second system, with a capacity of up to 2,000 dmt/hr, comprises a Metso C160 jaw crusher and a five inch grate for scalping the fine ore.  Both systems can perform the primary crushing with a P70 of five inches.  The ore processed in the two systems, with a five inch P80, is then transported by conveyor belt to an intermediate stockpile.

GRINDING

The grinding circuit is divided into four systems:

•                  Reclaim Ore - Ore taken from the crushed ore stockpile and delivered to the SAG mill.

•                  Primary Grinding and Pre-Classification - SAG mill grinding and pre-classification using cyclones.

17-1

•                  Pebble Crushing - Transportation and crushing coarse pebbles screened from the SAG mill discharge.

•                  Secondary Grinding and Classification - Ball mill grinding and classification using cyclones.

The feeder conveyor belt (measuring 1.4 m wide and 246.8 m in length, powered by a 373 kW motor), carries the ore from the stockpile and discharges on the SAG mill in-feed conveyor.  The conveyor runs at a fixed speed and also receives material from the pebble crusher and ball mill and delivers these materials to the SAG mill.  The nominal capacity of this system is 3,500 tph.  The conveyor is equipped with a scale for measuring the feed rate of ore to the mill.

The purpose of the primary grinding and pre-classification circuit is to reduce the ore to a size small enough to expose most of the surfaces of mineral particles containing gold.  Approximately 80% of the product is less than 1.06 mm.

The pebble crushing circuit is used to fragment the material that is too small to be milled efficiently in the SAG mill and too large to be sent to the ball mill.  This material is difficult to grind and could accumulate in the SAG mill, reducing the capacity of the mill.  The crushing of this material removes this risk and results in the increased efficiency of the SAG mill grinding process.

The purpose of the secondary grinding and classification circuit is the further reduction of the milled material from the SAG mill in order to deliver 80% passing 210 microns, to the flotation circuit.  The secondary grinding process comprises classification by cyclone, and grinding by ball mill.

FLOTATION

The aim of the flotation circuit is to recover over 85% of the copper and 59% of the gold from the plant feed.  The flotation circuit collects the copper minerals and gold in a concentrate.  The concentrate grade is approximately 26% Cu and 15 g/t Au.

The ore is brought to the flotation process in pulp form with approximately 35% solids.  The pulp flows from the cyclone overflows for both primary and secondary grinding circuits to a flow distributor in the flotation circuit.  The milled pulp is treated in the flotation circuit.

17-2

There are two flotation cell lines, rougher and rougher/scavenger.  Each cell line produces two concentrates. The rougher concentrate is produced in the first two cells of each line.  Depending on the grade of the concentrate in the third cell, it can be remixed with the rougher or the rougher/scavenger concentrates.  The rougher concentrate is sent to the concentrate regrind circuit and the rougher/scavenger concentrate is returned to the primary or secondary regrind circuit.  The tailings from the rougher/scavenger system are sent to the final tailings storage facility.

THICKENING AND FILTERING

The last step in the process is thickening and filtration. The column flotation material is thickened and dewatered in a thickener tank which is 13 m in diameter.  The thickener acts as a flocculent binding agent.

The thickening process involves passing the pulp, containing 60% solids, through 12 LAROX filter plates which reduce the ore concentrate moisture content to an average of 8%.  The average filter output is approximately 45 tph.  This is discharged in the concentrate storage shed to be loaded and shipped to customers.

TAILINGS STORAGE FACILITY

The flotation tailings are pumped to a pressure boosting system consisting of a reservoir box, three pumps, and a security system which monitors the pumping system in case of problems.  The tailings are pumped with enough pressure to be processed by a 20 inch hydrocyclone. The fines from the hydrocyclone are deposited in the tailings basin and the coarse material is used for dam construction.

Tailings consisting of approximately 60% solids are deposited into the tailings basin.  Water from the basin is recirculated back to the plant.  Water percolating through the dam is pumped into the reservoir by a leachate pump circuit.

OXIDE ORE

Processing oxide from the Suruca deposit is planned.

17-3

CRUSHING AND STACKING

The crushing circuit consists of two MMD Sizers in series and associated equipment.  ROM material from the mine is fed to the first of the MMD Sizers using either dump trucks or front end loaders.  The ROM material is unloaded directly to the ROM bin through a 400 mm aperture fixed grizzly screen.  The grizzly screen oversize is collected, broken with a mobile rock-breaker and fed to the ROM bin at a later time. Grizzly undersize material is then stored in the ROM bin and control fed to the MMD Sizer via apron feeder. Material is pre-screened ahead of the MMD Sizer using a fixed screen with the undersize reporting directly to the crushed product conveyor. Material passing through the first MMD Sizer (625 model) passes directly to the second MMD Sizer (625 model) in series.  MMD crusher product then combines with screen undersize and is conveyed to the crushed product stockpile.  The crushed stockpile is covered with a plastic cover to prevent the crushed product being exposed to the rain.  The covered stockpile can be accessed with a front end loader to clean out the bin and conveyors under the stockpile when required.

Crushed product is then control fed to an agglomeration drum.  Prior to the drum, cement is added in a controlled fashion based on the agglomeration drum feed rate and pre-set cement addition rate.  In the agglomeration drum, a weak cyanide solution (barren pond solution) is added and mixed to produce agglomerates which are conveyed and stacked.  A series of semi-portable conveyors runs the material outside the plastic lined pads.  A further set of mobile conveyors transports the material down the centre of the pads to the stacking conveyor. All of the semi-mobile and mobile conveyors are covered to prevent further exposure to rainfall.

The crushed ore can also be fed to the agglomeration drum using a front end loader when the crushing plant is stopped.  The wheel loader can enter under the plastic sheet to feed the conveyor underneath.  At the end of the mobile and semi-mobile conveyor system the material is transferred to a cross conveyor and finally transfers to the heap leach stacker, which discharges the agglomerated material at a height of eight metres.  The agglomerated material is stacked on pads which are prepared using impermeable HDPE plastic. The pads are approximately 100 m wide and 620 m long.

HEAP LEACHING

The pads have a slight inclination to allow collection of the pregnant solution at one end of the prepared pad.  The heap leach pads are stacked from one end to the other, with the

17-4

mobile conveyors progressively removed as the stacker moves up along the length of the pads.  The heap leach pads are divided into three distinct phases:

•                  Active leaching.

•                  Rinsing.

•                  Idle ore (before leaching and after leaching and rinsing).

Once the stacking process is completed, the agglomerated ore is allowed to dry for a period of one to four days depending on the prevailing climatic conditions.  Cyanide distribution lines are installed onto the top surface of the stacked ore.  In the high rainfall months, a sprinkler (wobbler) on system is used to promote evaporation and during the low rainfall months drip system is utilized to reduce evaporation rates.

A weak cyanide solution from the barren solution pond at basic pH levels (10 to 12) is then used to leach the gold from the stacked ore.  The weak solution filters through the agglomerated ore with the gold inherent in the ore leached to produce a gold rich solution.  The gold rich solution collects at the base of the pad and is diverted to the end of the pad and collected in a drainage system.  The gold rich pregnant solution runs through a plastic lined drainage system to the pregnant solution pond.

A second drain collects rinse water which is utilised to neutralise the cyanide in the heaps after cyanidation has been completed.  The rinse water is directed to the emergency pond for re-use at a later time.  A third drain is used to collect rainfall from the top of the heaps.  Heaps which have been leached and rinsed are covered with HDPE plastic and the rain water (free of chemicals) is directed to a water collection dam which can be reclaimed during the drier months.

SOLUTION PONDS

The process plant consists of six plastic lined HDPE ponds and one water collection pond. The six plastic lined ponds are as follows;

•                  Pregnant Solution Pond — Receives gold rich solution from the active leaches. This solution is then pumped through the adsorption columns.  In instances of high rainfall, the pregnant solution pond overflows in the barren solution pond.

•                  Barren Solution Pond — Receives solution from the adsorption columns once gold is removed onto activated carbon.  Make-up water, either from the emergency pond or water collection dam and cyanide, is added to this pond during the drier months to maintain leaching solution volumes.  Solution from the barren pond is pumped to the active leach and to the agglomeration drum using separate pumps.  During the wet months during high rainfall periods leaching will cease while gold

17-5

adsorption will continue.  When the barren solution pond is full, solution overflows into the emergency solution pond.

•                  Carbon Fines Pond — At the completion of the carbon regeneration process, the regenerated carbon is screened to remove fine carbon.  The fine carbon is directed to a small plastic lined pond. The overflow from the carbon fines pond runs into the barren solution pond.

•                  Emergency Solution Pond — The emergency solution pond prevents weak cyanide solutions from entering the environment.  During the wet months the pond acts as an emergency containment system during periods of high rainfall events.  This solution is then returned to the system for gold recovery.  During the dry months, the pond acts as a water reservoir and make-up pond.  It receives water from the local river system and from the water collection pond.  Water from the emergency pond is added to the barren solution pond using a pontoon pump arrangement in the emergency pond.

•                  Neutralization Ponds 1 and 2 — At the completion of the active leach process, weak concentrations of cyanide within the heaps must be neutralized prior to reclamation.  The ponds are used to leach the inactive leach pads with copper sulphate and hydrogen peroxide.  The first pond is used to mix the copper sulphate and hydrogen peroxide.  Solution is pumped to the heaps and the solution return flows to the emergency pond.  The solution is re-used at a later time;

•                  Water Collection Pond — The water collection pond or safety dam is a clay lined pond which receives water from the local river system (Rio dos Bois) and also rainfall run-off from plastic lining over the top of the leach pads.  The water is reclaimed during the dry seasons and either runs into the environment naturally when full or is pumped/discharged to the environment when required.

ADSORPTION AND ELUTION

Pregnant solution is sampled and then sent to the adsorption feed tank.  The solution flows through four adsorption columns in series and flows by gravity from one adsorption column to the next.  In each of the column is 6 x 12 mesh activated carbon at a concentration of approximately 24 g/l in solution or a total of 12 t of carbon.

Barren or eluted carbon is added to the last adsorption column and pumped forward to the next adsorption column in a counter current mode.  A sieve is installed on the discharge of each of the adsorption column to prevent the carbon flowing to the next adsorption column.

The total residence time in the adsorption columns is in the order of 25 minutes.  The final liquor discharged from the final adsorption column containing a low concentration of gold is sent to the barren solution pond.

17-6

Loaded activated carbon is transferred to an acid wash tank where the loaded carbon is washed with a cold dilute hydrochloric acid solution to remove organic salts of calcium and magnesium from the loaded carbon surface prior to the elution process.

After acid washing, the carbon is washed and sent to the elution column to remove gold from the loaded carbon.  The atmospheric Zadra process will be used to elute or desorb the contained gold from the loaded carbon.  The Zadra desorption process consists of the desorption of the precious metal present in the loaded carbon by washing with a solution of NaCN and NaOH at high temperature (85ºC to 95ºC) and at ambient pressure and requires around 24 hours to complete.

The gold removed from the loaded carbon cools in a flash cell and then reports to the two Mintek electrowinning cells in parallel.  Gold in solution is removed onto stainless steel cathodes.  The electrowon solution then flows to the solution tank below the electrowinning cells.  The solution is then pumped to a gas heater and then continues on to the elution column for further elution.  Once the solution returning from the elution column is below 1 ppm gold in solution the elution process is stopped.  The eluted or barren carbon is then rinsed and sent to the carbon regeneration process.

Once per week, the stainless steel cathodes are rinsed off with a high pressure washer.  The cathode sludge is then filtered, dried in an oven and then transferred to the barring furnace.  Fluxes are added to the barring furnace which is then heated to around 1,150oC.  Gold is hen poured into molds.

UTILITIES

Eluted carbon is sent to the thermal regeneration kiln to remove inorganic material which has loaded into the pores and onto the surface of the carbon such as naturally occurring oils.  The carbon is heated to between 650oC and 750oC in a sealed and steam atmosphere.  The regenerated carbon is then screened to remove fine carbon generated during the elution and regeneration process.  Carbon oversize is cooled using water in a carbon storage hopper. The carbon fines report to the fine carbon settling pond.

New carbon is added to the process when carbon in circuit stocks drop.  Five hundred kilograms bulk bags are used to maintain circuit stocks.  Regenerated oversize carbon is then pumped to the last adsorption column.

17-7

As previously stated, hydrochloric acid is used to wash the activated carbon to remove particles of calcium and magnesium.  The acid will be received as 1,000 bulk drums and then pumped through to the acid mixing tank where it is mixed with water to a concentration of around 3% w/w HCl.  The dilute solution is re-circulated through the acid wash hopper.

Sodium cyanide solution is used in the leaching process and in the desorption process.  The sodium cyanide will be stored in one tonne bulker bags and will be mixed with fresh at a concentration of 30% solids w/w.  The dosage of sodium cyanide will be in the order of 100 g/t of ore stacked.  Any gases generated will be removed through an exhaust fan.  To ensure consistent cyanide addition rates and cyanide concentrations reporting to the active leach cells, a cyanide storage tank and dosing pump will be installed.  Another pump is installed to dose cyanide into the solution dosing line going to the agglomeration drum.  Cyanide will run by gravity to the elution storage tank.

Portland or “High Early” strength cement will be used in the agglomeration process for crushed ore with an average dosage equal to 15 kg/t of ore processed.  The cement will be delivered in trucks equipped with air compressors and unloaded directly into two installed cement silos.  These silos will be installed above the crushed product discharge conveyor and fed at a controlled onto the discharge conveyor using screw feeders.

Caustic soda or sodium hydroxide is used in the desorption of gold from loaded carbon.  The caustic soda will be delivered in 25 kg bags and mixed in a tank and then transferred to a doing tank. From there, the solution is added to the elution circuit.

Liquefied gas will be used in the elution circuit and the gold room for heating and smelting.  The project calls for a tank to be installed in the field to meet this need and to store enough LPG to supply the plant for two weeks continuously.

A fuel station installed in the field will be required for all light vehicles used in the plant, and for mobile plant equipment (front end loaders, excavators, and rock breakers) as well as for the fleet of trucks and other mining equipment including scrapers and tractors.  The facilities must have the capacity to supply all equipment for a period of one week continuously.

17-8

Jaw Crusher
MMD Sizer
SAG Mill
Mill Balls 5"
Ball Mill
Ball 3"
- Amyl Xanthate
- Isopropyl Xanthate
- D25
- MIBC
Flotation RG, RGS and SCV
Final tailing
- Amyl Xanthate
- Isopropyl Xanthate
- D25
- MIBC
Cleaner
Balls 1"
Cal
PP 08 / 09
PP 13 / 14
- Amyl Xanthate
- Isopropyl Xanthate
- D25
- MIBC
PP 11/12
Column Flotation
Flocculant
Thickener
Tailings Dam
Filter Paper
Concentrate
Solid Flow
Pulp Flow

Figure 17-1

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Chapada Treatment Plant
Existing Process Flow Sheet

July 2014

Source: Yamana Gold Inc., 2011.

17-9

Solid flow
Pulp flow
Reagents / Cyanide flow
MMD Sizer
MMD Sizer
Cement
Agglomeration Drum
Belt Conveyors
Mobile and Semi-Mobile Belt Conveyors
Rain
Heap Leach
Active Leach
Rinse
Idle Ore
Leaching Solution
Pregnant Solution
NaCN Preparation
Overflow
Pregnant Pond
Barren Pond
Overflow
Electrowining
Barring Furnace
NaOH
Elution Tank
Strip Vessel
Gas Fired Heater
Feed Tank
Adsortion Column 1
Adsortion Column 2
Adsortion Column 3
Adsortion Column 4
Acid Wash Vessel
Carbon Pump
Carbon Regeneration Kiln
HCl preparation
Carbon Sizing Screen
Fines
Carbon Holding Tank
Overflow
Carbon fines pond
Discharge
Security Dam
Rinse Solution Return
Emergency Pond
Overflow
CuSO₄
H₂O₂
Neutralization Pond 1
Wash solution
Overflow
Neutralization Pond 2
Rain Water

Figure 17-2

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Suruca Oxide Process Flow Sheet

July 2014

Source: Yamana Gold Inc., 2011.

17-10

Jaw Crusher
MMD Sizer
Pebble Crusher
Mill Balls 5"
SAG Mill
Gravity Concentrator
Tailing
Ball Mill
Mill Balls 3"
Gravity Concentrator
Tailing
Tailing
Concentrate
- Amyl Xanthate
- Isopropyl Xanthate
- D25
- MIBC
Concentrate
- Amyl Xanthate
- Isopropyl Xanthate
- D25
- MIBC
Rougher 2 Banks
PP 31/ 32 /104
PP 13 / 14
Mill Balls 1"
Cal
PP08 / 09
Ball Mill
UFC
Cleaner
PP 205 / 206
Cleaner 01
Flotação Cleaner 02
Coarse Flotation 2 cells
PP 202 / 203 /204
Tailings Dam
Column Flotation
Flocculant
Thickener
PP 11/12
Filter Paper
Continuos Gravity Concentrator
Gravity Concentrator
Gravitic Concentration Tailings
Intensive Leach Tailings
Solução
Intensive Leach
Pregnant Solution Tank
Electrowining
Recirculation Hopper
Barren furnace
Leaching
Thickener
New Carbon
NaCN Preparation
Thickener
Sodium Metabissulphite
DETOX
HCl Preparation
Acid Wash
Load Carbon Storage
Elution Column
Heat Exchangers
Cyanide Solution Tank
Water Tank
Boiler
Carbon Regeneration Kiln
Valve
Solid flow
Pulp flow
Reagents / Cyanide flow

Figure 17-3

Yamana Gold Inc.

Chapada Mine

Goias State, Brazil

Chapada Treatment Plant Modified Flow Sheet

July 2014

Source: Yamana Gold Inc., 2011.

17-11

18 PROJECT INFRASTRUCTURE

Chapada currently operates one open pit mine and process plant and has all the required infrastructure necessary for a mining complex including:

•                  Open pit mine and mine infrastructure including truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction projects and mine operations.

•                  A conventional flotation mill for processing sulphide ore and mill infrastructure including assay laboratory, maintenance shops, and offices.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A tailings storage facility comprising a raised dam constructed with cyclone tailings with capacity for three years and plans for further expansion.

•                  Local water supplies as required.

•                  Electric power from the national grid.

•                  Haulage roads from the mines to the plant.

•                  Stockpile areas for high grade and low grade ore.

•                  Maintenance facilities.

•                  Administrative office facilities.

•                  Core storage and exploration offices.

•                  Access road network connecting the mine infrastructure to the town site and to public roads.

The Project is spread out over approximately an eight kilometre strike length as illustrated in Figure 18-1.

18-1

N
Legenda
Rodovia pavimentada
Mineração Maracá
Pit Maracá
Pit Suruca
Alto Horizonte

Figure 18-1

Yamana Gold Inc.

Chapada Mine
Goias State, Brazil
General Layout

July 2014

Source: Yamana Gold Inc., 2011.

18-2

19 MARKET STUDIES AND CONTRACTS

MARKETS AND CONTRACTS

The product of the Chapada concentrator is a copper concentrate with gold and silver, which is readily marketable on world markets.  During ROM operations (high grade ore mining), the copper concentrate grade is forecast to be between 24% and 25% copper, with gold grades between 10 g/t and 15 g/t and silver grades between 40 g/t and 45 g/t.  Beginning in year 2025, when low grade stockpile reclamation becomes a significant component of the process feed, the copper concentrate grade decreases, and is typically at 22% Cu, 7 g/t Au, and 39 g/t Ag.

The smelter payable is 96% for copper, 94% for gold, and 60% for Ag.

Copper smelter, refining, and freight costs total approximately US$0.57/lb, while gold costs are US$4.87/oz payable.

19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

PROJECT PERMITTING AND ENVIRONMENTAL STATUS

The following sub-section was taken from Coffey (2012).

Since 2006, Minação Maracá has employed the Yamana Management system (SYG) for the management of occupational health and safety, environmental issues and community relations.

Mineração Maracá holds the mining rights related to the Chapada Project, having succeeded and incorporated Mineração Alonte Ltda. on May 14, 1998.  Mineração Alonte had succeeded Mineração Serras do Leste Ltda., in 1994.

The mining rights are regulated by Mining Directive No. 2394/79, pursuant to DNPM case No. 808.923/74, and Mining Directive No. 350, pursuant to DNPM case No. 860.931/1994.  Property rights in the area correspond to the surface rights associated with Fazenda Genipapo, which covers the entire area under which the deposit is located.

The environmental licensing procedure began with the submission of the Environmental Impact Study and its corresponding Environmental Impact Report to the former FEMAGO, currently the State Secretariat of the Environment — SEMARH — in accordance with CONAMA Resolution 001/86, FEMAGO Directives and the State Council for the Environment.  These documents were submitted on December 8, 1996.  Having done so, the Preliminary and Installation Licences were requested.  At that time, Mineração Maracá obtained from FEMAGO preliminary licence No. 013/99, which was renewed on June 27, 2000 and its registration number was changed to 009/2000.

After issuance of the preliminary licence, the requisite installation licence was issued under number 171/2001 and was renewed on July 19, 2006, the date on which its registration number was changed to 287/2006.

20-1

The operating licence, also known as the licence to function (freely translated), was obtained on November 20, 2006.  It was renewed on September 29, 2008, being renewed every few years according to the terms of the regulating body.

Because the dynamics of the activities that are underway at Mineração Maracá are always in flux, expansions and additional construction make it necessary to adjust the project’s predetermined production and/or the production negotiated for concentrate sales.  This expansion and construction requires the acquisition of additional environmental licences to allow these activities to be conducted.

The new regrind circuit to be implemented in 2015 and 2016 is part of the current plant operation licence to be amended.  An Environmental Control Plan/Environmental Control Report (PCA/RCA) was submitted to the State Agency in 2013 and is still pending.

The licensing process for the development of Corpo Sul began in 2013.  The open pit and waste dump licences, legal reserves relocation processes, and deforestation licences were granted in early 2014.  Regarding water management, three water impoundments were licensed to serve as settlement ponds for the waste dumps runoff water, and a dewatering permit was necessary for the open pit.

The permitting process for the Suruca Project started with the Preliminary Licence granted in May 2012.  The Installation Licence was applied for in 2013 and it is expected to be granted in 2014 in time to begin the planned construction in 2015.

SOCIAL OR COMMUNITY REQUIREMENTS

Mineração Maracá is very active in engaging the local community with a series of cultural, social, and economic programs divided in two main categories:

•                  Corporative Programs with direct investments in the community: Partnership Seminars where projects at 85% Yamana Gold Inc. /15% Local institution are carried out aiming community development and sustainability (up to now a total of 59 programs carried out), the Open Doors program with visits and seminars for better communication between Yamana Gold Inc. and local communities and the Integration Program where a variety of themes are discussed with the community aiming better quality of life.

20-2

•                  Arts and Education Programs: Arts and theatre workshops. Partnership between Yamana Gold Inc. and the State Government of Goiás to improve the education of the state schools of Alto Horizonte, Nova Iguaçu, and Campinorte.

MINE CLOSURE

The mine life for Chapada Mine (Chapada Corpo Principal, Corpo Sul, and Suruca) is expected to be seventeen years. The first version of the plan for mining closure including rehabilitation of the tailings storage facilities, mine sites, waste piles was submitted in 2008.

A field survey was carried out to observe the local substrate and define the potential vegetation species for area rehabilitation.  The areas affected were plateaus and slopes, construction deposits sites, old and new tailings storage facilities, historical digging areas, open pit area, waste rock storage areas, totaling approximately 5.6 ha with 1.8 ha containing major mine activities.

The closure process will include total demobilization and decommission of equipment and installations. Several strategic studies are planned as guidelines for the mining closure, such as geochemical studies of tailings and tailings storage facility closure, a study of water quality in the pit, a program for closing the pit, waste rock storage areas and dam, a program for closing the industrial area of the mine, a plan for solid residues management, environmental control, rehabilitation of degraded areas, support of the community and employees and a strategic plan for development of the municipalities influenced by the mine.  This plan is to be revised either every three years during the life of the mine or if a material change occur in the mining activities.

20-3

21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

LOM capital costs are for capital projects, primarily Suruca and Corpo Sul development, the in-pit crusher, regrind circuit, and sustaining capital, which includes closure costs.  Capital costs are in 1st Quarter 2014 US dollars.  LOM capital costs for Chapada are approximately $200 million and sustaining costs are approximately $373 million.  An additional $12 million is allocated as exploration to support the expansion of Mineral Resources and Mineral Reserves.  Exclusions from the capital and sustaining cost estimate include, but are not limited to, the following:

•                  Project financing and interest charges

•                  Working capital

•                  Escalation during construction

CHAPADA/CORPO SUL IN-PIT CRUSHER

The In-Pit crusher project consists of the installation of a primary gyratory crusher system within the main Chapada pit with conveyor belts to take the ore from the Chapada and Corpo Sul pits to the process plant.  This system will reduce overall mine costs by decreasing average hauling distance and increase SAG mill productivity as the feed size will be reduced.  It will also improve performance during the rainy season as the time trucks will go up ramp loaded will be decreased.  Startup of this system is expected for the third quarter of 2014.

REGRIND PROJECT

The goal of Regrind Project is to increase gold and copper production through improvements in the grinding and flotation circuits.  The product feeding the flotation circuit will be reduced from the current P80 (approximately 0.26 mm) to P60 (approximately 0.16 mm).  The scavenger and rougher flotation circuit will be retrofitted to increase residence time.

A two day metallurgical test in the process plant, conducted by HDA and Yamana, indicated increased process recoveries of 7% for Cu and 5% for Au.  The new regrind circuit with additional flotation cells is scheduled to be implemented in 2015 and 2016.

21-1

OPERATING COSTS

The mine has been in production since 2007.  Operating costs are tracked and well understood.  Operating costs are estimated for the LOM, with projected inflationary increases.  All in unit LOM operating costs are estimated at $9.59 per tonne processed.  The reductions in operating costs from the 2014 budget will be realized partly as a result of the capital spending discussed under Capital Costs.  The 2014 budgeted and LOM operating costs are summarized in Table 21-1.

TABLE 21-1   TOTAL OPERATING COST

Yamana Gold Inc. — Chapada Mine

	2014	LOM
Cost	$/t Processed	$/t Processed
Mining	5.32	4.32
Processing	3.68	3.83
Concentrate Refining/Transport	1.32	1.05
G&A	0.38	0.34
Other	0.07	0.05
Total	10.77	9.59

Notes:

1.              Excludes allowance for adjustment for stockpiles.

2.              Numbers may not add due to rounding.

MANPOWER

Mine site manpower is approximately 1,405 people.  Direct mine site employees are approximately 515 with approximately 890 contractors and consultants.  The breakdown of manpower by area is provided in Table 21-2.

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TABLE 21-2   MANPOWER

Yamana Gold Inc. — Chapada Mine

Area	Company	Contract	Total
Mine Operating	205	540	745
Mine Maintenance	30	115	145
Geology/Planning	20	20	40
Plant Operating	65	30	95
Plant Maintenance	120	30	150
Administration	30	150	180
Laboratory	25	—	25
HSE & Community Relations	20	5	25
Total	515	890	1,405

Notes:

1.              Numbers may not add due to rounding.

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22, Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production.  RPA notes that Yamana is a producing issuer, the Chapada Mine is currently in production, and a material expansion is not being planned.  RPA has performed an economic analysis of the Chapada Mine and Suruca Project using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

There are no material adjacent properties to the Chapada Mine as defined by NI 43-101.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Based on a site visit and review of the available documentation, RPA offers the following interpretation and conclusions:

GEOLOGY AND MINERAL RESOURCES

•                  The mineralization at Chapada is interpreted as porphyry and epithermal systems.

•                  The procedures for drilling, sampling, sample preparation, and analysis are appropriate for estimation of Mineral Resources.

•                  Mineral Resources were estimated to CIM standards.

•                  RPA reviewed the following items and finds the estimation methods and classification criteria adopted by Yamana to be reasonable and sufficient to support Mineral Resource disclosure:

•                  The resource database

•                  The geological interpretations

•                  Exploratory data analysis

•                  Composites and compositing strategy

•                  Capping grades applied

•                  Bulk density

•                  Variography

•                  Block model parameters

•                  Interpolation Strategy

•                  Classification criteria determination and designation

•                  Mineral Resources for Chapada and Suruca have been reported separately as they are different deposits with different commodities and will be mined and processed as separate operations.

•                  Mineral Resources are exclusive of Mineral Reserves.

•                  Effective May 31, 2014, the Chapada Mine Measured and Indicated Mineral Resources are estimated at 173.6 million tonnes, grading 0.15 g/t Au and 0.23% Cu, containing 829,000 ounces of gold and 874 million pounds of copper.

•                  The Chapada Mine Inferred Mineral Resources are estimated at 127.7 million tonnes, grading 0.13 g/t Au and 0.26% Cu containing 526,000 ounces of gold and 731 million pounds of copper.

•                  Effective May 31, 2014, the Suruca Project Indicated Mineral Resources are estimated at 82.2 million tonnes, grading 0.48 g/t Au, containing 1.28 million ounces of Au.  There are no Measured Mineral Resources at Suruca.

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MINERAL RESERVES AND MINING

•                  The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM (2010) definitions.

•                  Mineral Reserves for Chapada and Suruca have been reported separately as they are different deposits with different commodities and will be mined and processed as separate operations.

•                  The Chapada Proven and Probable Reserves, including existing stockpiles scheduled for processing, effective May 31, 2014, are estimated to be 413 million tonnes grading 0.21 g/t Au and 0.28% Cu containing 2.7 million ounces of gold and 2,586 million pounds of copper.

•                  The Suruca Probable Reserves, effective May 31, 2014, are estimated to be 59 million tonnes grading 0.55 g/t Au containing 1.0 million ounces of gold.

•                  Recovery and cost estimates are based on actual operating data and engineering estimates.

•                  Economic analysis of the LOM plan generates a positive cash flow and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves.  In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

•                  Reconciliation of the ore mined in 2013 from the Mineral Reserve block model to the plant feed substantiates the reserve estimate at Chapada Corpo Principal.

PROCESSING

•                  The existing treatment plant is designed to treat sulphide ore at a nominal rate of 22 Mtpa (60,000 tpd).  Since operations began in 2007, ore production has continually increased from 13.5 million tonnes in 2007 to 21.3 million tonnes in 2013.  The past three years (2011, 2012, and 2013) have averaged 21.2 Mtpa ore production.

•                  The aim of the flotation circuit is to recover over 85% of the copper and 59% of the gold from the plant feed (ore production) into a copper and gold concentrate.  The expected concentrate grade is approximately 26.0% Cu and 15 g/t Au.  This compares to results from Feasibility study testwork that indicated that copper recovery of over 88% was possible to a 28% copper concentrate grade along with 55% gold recovery.  Process recoveries for copper and gold have averaged approximately 80% and 59% respectively from June 2013 to May 2014 inclusive.

•                  Five ore types are identified within the Chapada deposit: SRT, QSRT, GNS, BTO, and ANX.  Flotation testing in the Feasibility Study (2004) indicated that the highest copper and gold recoveries can be obtained from SRT, QSRT, GNS, and BTO at a similar grind range of P80 within the 0.21 mm to 0.25 mm range, while ANX requires a finer grind size of P80 equal to 0.15 mm for highest recoveries.  Recent testwork performed in 2013 for the Regrind Project Feasibility Study indicated that even for the GNS, SRT, and BTO ore types ground at P80 equal to 0.16 mm, there is an

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improvement in the copper and gold recoveries.  The new regrind circuit with additional flotation cells is scheduled to be implemented in 2015 and 2016, targeting to increase copper and gold recoveries by 7% and 5% respectively.

INFRASTRUCTURE

•                  The necessary infrastructure is in place to continue the Chapada operation.  Some equipment will require replacement in the future to sustain the operation and equipment replacement is provided for in the LOM plan and budgets.

ECONOMIC ANALYSIS

•                  RPA notes that Yamana is a producing issuer, the Chapada Mine is currently in production, and a material expansion is not being planned.  RPA has carried out an economic analysis of the Chapada Mine and Suruca Project using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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26 RECOMMENDATIONS

Based on the site visit and subsequent review of the available documentation RPA has the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•                  Composite to one metre or two metre lengths at Suruca, given that the dominant sampling length at the Project is one metre.

•                  Investigate the sub-division of the distribution into “inside” and “outside” with respect to the grade shells only and located within similar areas and/or with similar orientations.

•                  Cap assays as opposed to composites.

•                  Consider a larger block size.

•                  At Chapada, either increase the minimum number of samples per estimate or decrease the maximum number of samples per hole so that more than one hole is required to support a block estimate.

•                  Investigate the removal of hard boundaries within the grade shells and possibly a single variogram and set of estimation parameters for block estimates within the grade shell as opposed to multiple “ore” rock types.

•                  Revise the methodology for classification criteria determination, either to reflect the correct RSE versus drill spacing relationship or to adopt an alternative classification criteria.

MINERAL RESERVES AND MINING

•                  Review opportunity for simplifying the mine equipment fleet by reducing the number of different equipment sizes and manufacturers on site completing the same task.

•                  Complete a trade-off study for in-pit electrification of mine equipment.

PROCESSING

•                  Investigate reasons for lower copper recovery and lower concentrate grade of current operations versus flotation circuit targets and feasibility testwork results.

•                  Review ANX ore type definition within the resource model and ability to dispatch ore separately from other ore types to the treatment plant.

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27 REFERENCES

Funmineral Laboratory, 2012, Flotation, Leaching, and Gravimetric Studies of Corpo Sul Ore, September 2012.

Funmineral Laboratory, 2012, Flotation, Leaching, and Gravimetric Studies of Corpo Sul Ore, November 2012.

Michaud, R.L., and Valliant W.W., 2014, Technical Report on the Chapada Mine, Brazil, a NI 43-101 report prepared for Yamana Gold Inc., March 7, 2014.

Rodriguez, P.C. (Coffey Mining Pty. Ltd), 2012, Chapada Copper-Gold Mine, Goiás State, Brazil.  Independent Technical Report on Mineral Resources and Reserves. Prepared on behalf of Yamana Gold Inc. (January 2012).

Silva, S. B., et al. (Yamana Gold Inc.), 2011, Chapada Mine and Suruca Project, Goiás State, Brazil.  Technical Report (March 2011).

Hester, M. G. (FAusIMM), 2008, Chapada Copper-Gold Project, Goiás State, Brazil, prepared by Independent Mining Consultants (March 17, 2008).

USP Simulation and Control Laboratory, 2012, Ore Characterization of Corpo Sul Ores, September 2012.

USP Simulation and Control Laboratory, 2012, X-Ray Diffraction Study of Corpo Sul Ores, November 2012.

HDA Serviços S/S Ltda. and USP Simulation and Control Laboratory 2012, Communition Studies of Corpo Sul Ores, November 2012 and July 2013.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Chapada Mine, Brazil” and dated July 31, 2014, was prepared and signed by the following authors:

(Signed & Sealed) “Robert L. Michaud”

Dated at Toronto, ON
July 31, 2014	Robert L. Michaud, P.Eng.
Associate Principal Mining Engineer

(Signed & Sealed) “Wayne W. Valliant”

Dated at Toronto, ON
July 31, 2014	Wayne W. Valliant, P.Geo.
Principal Geologist

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29 CERTIFICATE OF QUALIFIED PERSON

ROBERT L. MICHAUD

I, Robert L. Michaud, P.Eng., as an author of this report entitled “Technical Report on the Chapada Mine, Brazil”, prepared for Yamana Gold Inc., and dated July 31, 2014, do hereby certify that:

1.              I am Associate Principal Mining Engineer with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Colorado, USA 80228.

2.              I am a graduate of Queen’s University in 1976 with a B.Sc. Degree in Mining Engineering.  I am a graduate of Queen’s University in 1977 with a M.Sc. Degree in Mining Engineering.

3.              I am registered as a Professional Engineer in the Provinces of Ontario (31570013) and Quebec (37287).  I have worked as a mining engineer for a total of 36 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Operations management of several underground mines;

•                  Project management of the construction and start-up of several underground mines;

•                  Management numerous mine designs and technical studies.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.             I visited the Chapada Project on January 14-16, 2013.

6.              I am responsible for Sections 13, 15-22, and 24 and parts of Sections 1, 25, and 26 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have prepared a previous Technical Report on the Chapada Project dated March 7, 2014.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of July, 2014.

(Signed & Sealed) “Robert L. Michaud”

Robert L. Michaud, P.Eng.

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WAYNE W. VALLIANT

I, Wayne W. Valliant, P.Geo., as an author of this report entitled “Technical Report on the Chapada Mine, Brazil”, prepared for Yamana Gold Inc., and dated July 31, 2014, do hereby certify that:

1.              I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.              I am a graduate of Carleton University, Ottawa, Ontario, Canada in 1973 with a Bachelor of Science degree in Geology.

3.              I am registered as a Geologist in the Province of Ontario (Reg. #1175).  I have worked as a geologist for a total of 40 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Review and report as a consultant on more than fifty mining operations and projects around the world for due diligence and resource/reserve estimation

•                  General Manager of Technical Services for corporation with operations and mine development projects in Canada and Latin America

•                  Superintendent of Technical Services at three mines in Canada and Mexico

•                  Chief Geologist at three Canadian mines, including two gold mines

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I visited the Chapada Project on January 14-16, 2013.

6.              I am responsible for Sections 2 to 12, 14, and 23, and parts of Sections 1, 25, and 26 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have prepared a previous Technical Report on the Chapada Project dated March 7, 2014.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of July, 2014.

(Signed & Sealed) “Wayne W. Valliant”

Wayne W. Valliant, P. Geo.

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